UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 21, 2021 (April 20, 2021)

THE MIDDLEBY CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware	1-9973	36-3352497
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1400 Toastmaster Drive, Elgin, Illinois	60120
(Address of Principal Executive Offices)	(Zip Code)

(847) 741-3300
(Registrant’s telephone number, including area code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock	MIDD	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On April 20, 2021, The Middleby Corporation, a Delaware corporation (“Middleby”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Welbilt, Inc., a Delaware corporation (“Welbilt”), Middleby Marshall Inc., a Delaware corporation and a wholly owned subsidiary of Middleby (“Acquiror”), and Mosaic Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Acquiror.  Upon the terms and subject to the conditions set forth in the Merger Agreement, at the closing, Merger Sub will merge with and into Welbilt, with Welbilt surviving as an indirect wholly owned subsidiary of Middleby (the “Merger”).

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.01 per share, of Welbilt (“Welbilt Common Stock”) issued and outstanding immediately prior to the Effective Time (other than shares of Welbilt Common Stock held by Welbilt as treasury stock or held, directly or indirectly, by Middleby or Merger Sub immediately prior to the Effective Time) will be converted into the right to receive 0.1240 shares of validly issued, fully paid and non-assessable shares of common stock, par value $0.01 per share, of Middleby (the “Middleby Common Stock”) (the ratio of one share of Welbilt Common Stock for 0.1240 shares of Middleby Common Stock, the “Exchange Ratio”). Upon the closing of the Merger, Middleby stockholders will own approximately 76% and Welbilt stockholders will own approximately 24% of the combined company.

Following the closing of the Merger, the Middleby Common Stock will continue to be listed on the NASDAQ Global Select Market (“NASDAQ”). Subject to the terms and conditions set forth in the Merger Agreement, at the Effective Time, Welbilt’s equity-based compensation plan maintained for employees of Welbilt will be assumed by Middleby and (i) all outstanding options to purchase Welbilt Common Stock will be converted into options to purchase shares of Middleby Common Stock, (ii) all outstanding restricted stock awards and restricted stock unit awards with respect to Welbilt Common Stock will be converted into corresponding restricted stock awards and restricted stock unit awards with respect to shares of Middleby Common Stock, and (iii) all outstanding performance stock unit awards with respect to Welbilt Common Stock will be converted into restricted stock unit awards with respect to shares of Middleby Common Stock, with performance criteria deemed satisfied based on the achievement levels set forth in the Merger Agreement ((i), (ii), and (iii) collectively, the “Converted Awards”), in each case, based on the Exchange Ratio and with respect to such converted stock options, the exercise price of which shall be equal to the exercise price of such option in effect immediately prior to the Effective Time, divided by the Exchange Ratio, rounded up to the nearest whole cent. Following the closing, the Converted Awards will otherwise continue to be governed by the substantially the same general terms and conditions as applicable to such Converted Awards as in effect prior to the closing. No fractional shares of Middleby Common Stock will be issued in connection with the Merger, and holders of shares of Welbilt Common Stock will receive cash in lieu of any such fractional shares.

The respective boards of directors of Middleby and Welbilt have unanimously approved the Merger Agreement, and the board of directors of Middleby has agreed to recommend that Middleby’s stockholders approve the issuance of the shares of Middleby Common Stock in connection with the Merger, as required by the listing standards of NASDAQ. In addition, the board of directors of Welbilt has agreed to recommend that Welbilt’s stockholders adopt the Merger Agreement. Middleby and Welbilt each have agreed not to directly or indirectly solicit alternative proposals and to terminate all existing discussions, negotiations and communications with any persons with respect to any alternative proposal. However, (i) the board of directors of Middleby may, subject to certain conditions, respond to unsolicited proposals from third parties and withdraw its recommendation in favor of approval of the issuance of Middleby Common Stock in connection with the Merger or terminate the Merger Agreement, and (ii) the Welbilt board of directors may, subject to certain conditions, respond to unsolicited proposals from third parties and withdraw its recommendation in favor of adoption of the Merger Agreement or terminate the Merger Agreement, in each case, if, in connection with the receipt of an alternative proposal, Middleby’s board or Welbilt’s board, as the case may be, determines in good faith that (x) such alternative proposal constitutes a superior proposal and (y) a failure to effect such a withdrawal of recommendation would be reasonably likely to be inconsistent with its fiduciary duties. In addition, Middleby’s board of directors or Welbilt’s board of directors, as the case may be, may withdraw its recommendation (but not terminate the Merger Agreement) if, in connection with a material event or circumstance occurring after the date of the Merger Agreement that was not known or foreseeable as of the date of the Merger Agreement, it determines in good faith that a failure to effect such a withdrawal of recommendation would be reasonably likely to be inconsistent with its fiduciary duties.

The Merger Agreement provides that, at the Effective Time, the size of the board of directors of Middleby will be increased by two members, with Cynthia M. Egnotovich, Independent Chairperson of the Welbilt Board, and William C. Johnson, President and Chief Executive Officer of Welbilt, to be appointed to the Middleby board of directors to serve alongside the seven Middleby directors currently serving on the board. Timothy J. FitzGerald, currently the Chief Executive Officer of Middleby, will continue to serve as Chief Executive Officer of the combined company and Bryan E. Mittelman, currently the Chief Financial Officer of Middleby, will continue to serve as Chief Financial Officer of the combined company.

The completion of the Merger is subject to the satisfaction or waiver of customary closing conditions, including (i) approval of the issuance of Middleby Common Stock in connection with the Merger by Middleby’s stockholders, (ii) approval for listing of the Middleby Common Stock to be issued in connection with the Merger on NASDAQ, (iii) the effectiveness of a registration statement on Form S-4 with respect to the Middleby Common Stock to be issued in connection with the Merger, (iv) approval and adoption of the Merger Agreement by Welbilt’s stockholders, (v) expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and receipt of applicable approvals under certain foreign competition, antitrust or merger control laws, (vi) there being no law or order prohibiting consummation of the Merger, (vii) subject to specified materiality standards, the accuracy of the representations and warranties of the parties, (viii) compliance by the parties in all material respects with their respective  covenants, (ix) the absence of a material adverse effect with respect to each of Middleby and Welbilt, and (x) the delivery of an officer’s closing certificate by both parties. The completion of the Merger is not conditioned on receipt of financing by Middleby.

Middleby and Welbilt have made customary representations and warranties in the Merger Agreement. The Merger Agreement also contains customary covenants and agreements, including covenants and agreements relating to (a) the conduct of each of Middleby’s and Welbilt’s respective businesses between the date of the signing of the Merger Agreement and the consummation of the Merger, (b) the efforts of the parties to cause the Merger to be completed, (c) obligations to convene and hold meetings of their respective stockholders to obtain the required stockholder approvals and (d) obligations to cooperate with each other to prepare and file a registration statement on Form S-4 and joint proxy statement with the SEC.

The Merger Agreement provides that Welbilt may be required to pay Middleby a termination fee equal to $110 million if the Merger Agreement is terminated (i) by Middleby following an adverse recommendation change of Welbilt’s board of directors, the failure by Welbilt to include its board recommendation in the joint proxy statement/prospectus or any other material violation by Welbilt of the non-solicitation covenant, (ii) by Welbilt to enter into an agreement in respect of a superior proposal, and (iii) (a) by Middleby due to a breach of a covenant or agreement by Welbilt that causes the failure of a condition to closing, (b) by either party if the Merger has not been consummated prior to April 20, 2022 (subject to extension if certain approvals have not been obtained by such date) or (c) by either party due to failure to obtain the approval of Welbilt stockholders, if, in the case of clauses (a), (b) or (c), an alternative proposal has been publicly disclosed, announced or otherwise made public and has not been withdrawn and within twelve months of such termination Welbilt enters into a definitive agreement with respect to, or consummates, an alternative proposal.

The Merger Agreement provides that Middleby may be required to pay Welbilt a termination fee equal to $160 million if the Merger Agreement is terminated (i) by Welbilt following an adverse recommendation change of Middleby’s board of directors, the failure by Middleby to include its board recommendation in the joint proxy statement/prospectus or any other material violation by Middleby of the non-solicitation covenant, (ii) by Middleby to enter into an agreement in respect of a superior proposal, and (iii) (a) by Welbilt due to a breach of a covenant or agreement by Middleby that causes the failure of a condition to closing, (b) by either party if the Merger has not been consummated prior to April 20, 2022 (subject to extension if certain approvals have not been obtained by such date) or (c) by either party due to failure to obtain the approval of Middleby stockholders, if, in the case of clauses (a), (b) or (c), an alternative proposal has been publicly disclosed, announced or otherwise made public and has not been withdrawn and within twelve months of such termination Middleby enters into a definitive agreement with respect to, or consummates, an alternative proposal. In addition, Middleby may be required to pay Welbilt a termination fee equal to $140 million if the Merger Agreement is terminated by either Welbilt or Middleby because the transaction has not been consummated by the outside date (as may be extended as described above) due to the failure to obtain required competition approvals or a governmental order prohibiting the transaction for competition reasons, unless such failure or order is the result of a breach of the Merger Agreement by Welbilt.

If the Merger Agreement is terminated by either Middleby or Welbilt due to the other party’s failure to receive the requisite approval of its stockholders, then the party that failed to obtain such approval will be required to reimburse the other party for up to $20 million of expenses incurred in connection with the transaction (including any expenses incurred by Middleby related to its financing). In circumstances in which a termination fee later becomes payable by Middleby or Welbilt, any expense reimbursement previously paid by Middleby or Welbilt, as applicable, will be credited against such termination fee.

The foregoing description of the Merger Agreement and the transactions contemplated by the Merger Agreement does not purport to be a complete description thereof and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about Middleby, Welbilt or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement, which were made only for purposes of that agreement and as of specified dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement, are subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and are subject to standards of materiality applicable to the contracting parties that may differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Middleby, Welbilt or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Middleby’s public disclosures.

Voting Agreement

In connection with the execution of the Merger Agreement, on April 20, 2021, Middleby and certain stockholders affiliated with Carl C. Icahn (collectively, the “Welbilt Significant Stockholders”) entered into a voting and support agreement (the “Icahn Voting Agreement”), pursuant to which the Welbilt Significant Stockholders have agreed, among other things, to vote all of their shares of Welbilt Common Stock (which represent approximately 8.4% of the outstanding shares of Welbilt Common Stock) in favor of the Merger and adoption of the Merger Agreement.

The Icahn Voting Agreement will terminate upon the earliest of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms, (c) the entry into or effectiveness of certain amendments, modifications or waivers of the Merger Agreement, (d) an adverse recommendation change by the Welbilt board of directors, or (e) written notice of termination by Middleby to the Welbilt Significant Stockholders.

The foregoing description of the Icahn Voting Agreement does not purport to be a complete description thereof and is qualified in its entirety by reference to the full text of the Icahn Voting Agreement, which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Item 8.01	Other Events

On April 21, 2021, Middleby and Welbilt jointly issued a press release in connection with the Merger. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

In addition, on April 21, 2021, Middleby and Welbilt held a conference call and made a joint presentation to investors to discuss the transaction. A copy of the investor presentation is attached hereto as Exhibit 99.2 and is incorporated by reference herein.

Item 9.01	Financial Statements and Exhibits.

(d)       Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of April 20, 2021, by and among The Middleby Corporation, Welbilt, Inc., Middleby Marshall Inc. and Mosaic Merger Sub, Inc.*

10.1	Voting and Support Agreement, dated as of April 20, 2021, by and among The Middleby Corporation and the Welbilt Significant Stockholders named therein.

99.1	Press Release, dated April 21, 2021, jointly issued by The Middleby Corporation and Welbilt, Inc.

99.2	Investor Presentation, dated April 21, 2021.

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded in the Inline XBRL document).

* Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Middleby hereby undertakes to furnish supplementally copies of any of the omitted schedules and exhibits upon request by the U.S. Securities and Exchange Commission.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology. Such forward-looking statements, including those regarding the timing and consummation of the transactions described herein, involve risks and uncertainties. Middleby’s and Welbilt’s experience and results may differ materially from the experience and results anticipated in such statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but are not limited to, the following factors: the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals of the transaction from the stockholders of Middleby or Welbilt or from regulators are not obtained; litigation relating to the transaction; uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; risks that the proposed transaction disrupts the current plans or operations of Middleby or Welbilt; the ability of Middleby and Welbilt to retain and hire key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to relationships with customers, suppliers, distributors and other business partners resulting from the announcement or completion of the transaction; the combined company’s ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses; the impact of COVID-19 or other public health crises and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; and legislative, regulatory and economic developments. Other factors that might cause such a difference include those discussed in Middleby’s and Welbilt’s filings with the SEC, which include their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the joint proxy statement/prospectus on Form S-4 to be filed in connection with the proposed transactions. For more information, see the section entitled “Risk Factors” and the forward looking statements disclosure contained in Middleby’s and Welbilt’s Annual Reports on Form 10-K and in other filings. The forward-looking statements included in this document are made only as of the date hereof and, except as required by federal securities laws and rules and regulations of the SEC, Middleby and Welbilt undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Middleby intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Middleby and Welbilt that also constitutes a prospectus of Middleby. Each of Middleby and Welbilt also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of Middleby and Welbilt. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of these documents (if and when available), and other documents containing important information about Middleby and Welbilt, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Middleby will be available free of charge on the Middleby website at www.middleby.com or by contacting the Middleby Investor Relations Department by email at investors@middleby.com or by phone at (847) 741-3300. Copies of the documents filed with the SEC by Welbilt will be available free of charge on Welbilt’s website at www.welbilt.com or by contacting Welbilt’s Investor Relations Department by email at richard.sheffer@welbilt.com or by phone at (727) 853-3079.

Participants in the Solicitation

Middleby, Welbilt and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Middleby is set forth in Middleby’s proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on March 31, 2021, and Middleby’s Annual Report on Form 10-K for the fiscal year ended January 2, 2021, which was filed with the SEC on March 3, 2021. Information about the directors and executive officers of Welbilt is set forth in its proxy statement for its 2021 annual meeting of shareholders, which was filed with the SEC on March 15, 2021, and Welbilt’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 26, 2021. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Middleby or Welbilt using the sources indicated above.

No Offer or Solicitation

This document is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE MIDDLEBY CORPORATION

Dated: April 21, 2021	By:	/s/ Bryan E. Mittelman
Bryan E. Mittelman
Chief Financial Officer

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

By and Among

THE MIDDLEBY CORPORATION,

MIDDLEBY MARSHALL INC.,

MOSAIC MERGER SUB, INC.

and

WELBILT, INC.

Dated as of April 20, 2021

i

APPENDICES AND EXHIBITS

Appendix A    Definitions

Exhibit A        Certificate of Incorporation

INDEX OF DEFINED TERMS

Term	Section

Acquiror	Preamble
Affiliate	Appendix A
Agreement	Preamble
Anti-Corruption Laws	3.22(a)
Antitrust Action	5.4(d)
Antitrust Laws	3.5(b)
Book-Entry Shares	2.1(a)(ii)
Business Day	Appendix A
Bylaws	3.1
Canceled Shares	2.1(a)(i)
Capitalization Date	3.2(a)
Certificate of Incorporation	3.1
Certificate of Merger	1.3
Certificates	2.1(a)(ii)
Charter Amendment	Appendix A
Closing	1.2
Closing Date	1.2
Code	Appendix A
Company	Preamble
Company 401(k) Plan	5.11(e)
Company Acquisition Proposal	Appendix A
Company Adverse Recommendation Change	5.6(c)
Company Benefit Plan	3.12(a)
Company Board	Recitals
Company Common Stock	2.1(a)(i)
Company Designee	5.21
Company Disclosure Letter	Appendix A
Company Equity Awards	Appendix A
Company Equity Plan	Appendix A
Company ERISA Affiliate	Appendix A
Company Expenses	7.3(e)
Company Fundamental Representations	6.2(a)
Company Material Adverse Effect	Appendix A
Company Material Contract	3.14(a)
Company Option	Appendix A
Company Permits	3.10(a)
Company Preferred Stock	3.2(a)
Company Product	3.21
Company Recommendation	Appendix A
Company Related Parties	7.3(g)
Company SEC Documents	3.6(a)
Company Stockholder Approval	3.4

v

Company Stockholders’ Meeting	5.3(b)
Company Superior Proposal	Appendix A
Company Termination Fee	Appendix A
Confidentiality Agreement	Appendix A
Consent	3.5(b)
Continuation Period	5.11(a)
Contract	Appendix A
Control	Appendix A
Covered Employees	5.11(a)
COVID-19	Appendix A
Customs and International Trade Authorizations	Appendix A
Customs and International Trade Laws	Appendix A
D&O Indemnified Parties	5.8(a)
Delaware Secretary of State	Appendix A
DGCL	Recitals
Divestiture Action	Appendix A
EDGAR	Article III
Effective Time	1.3
Encumbrance	Appendix A
Environmental Laws	Appendix A
ERISA	Appendix A
Exchange Act	Appendix A
Exchange Agent	2.2(a)
Exchange Fund	2.2(a)
Exchange Ratio	2.1(a)(ii)
Existing Credit Agreement	Appendix A
Financing Source	Appendix A
Foreign Plan	Appendix A
Form S-4	3.11
GAAP	Appendix A
Governmental Authority	Appendix A
Hazardous Materials	Appendix A
HSR Act	Appendix A
Indebtedness	Appendix A
IRS	Appendix A
Joint Proxy Statement	3.11
Knowledge	Appendix A
Labor Agreement	3.12(l)
Labor Organization	3.12(l)
Law	Appendix A
Leased Real Property	3.18(a)
Merger	Recitals
Merger Consideration	2.1(a)(ii)
Merger Sub	Preamble
NASDAQ	Appendix A
NYSE	4.5(b)

OFAC	Appendix A
Order	Appendix A
Owned Real Property	3.18(a)
Parent	Preamble
Parent 401(k) Plan	5.11(e)
Parent Acquisition Proposal	Appendix A
Parent Adverse Recommendation Change	5.7(b)
Parent Benefit Plan	Appendix A
Parent Board	Recitals
Parent Common Stock	Recitals
Parent Convertible Notes	Appendix A
Parent Data	Appendix A
Parent Disclosure Letter	Appendix A
Parent Equity Awards	Appendix A
Parent ERISA Affiliate	Appendix A
Parent Expenses	7.3(c)
Parent Fundamental Representations	6.3(a)
Parent Intervening Event	Appendix A
Parent Material Adverse Effect	Appendix A
Parent Option	2.3(a)
Parent Organizational Documents	Appendix A
Parent Permits	3.9(a)
Parent Recommendation	Appendix A
Parent Related Parties	7.3(g)
Parent Restricted Stock Award	2.3(b)
Parent RSU Award	2.3(c)
Parent SEC Documents	4.6(a)
Parent Stock Issuance	Recitals
Parent Stock Price	Appendix A
Parent Stockholder Approval	4.4
Parent Stockholders’ Meeting	5.3(c)
Parent Superior Proposal	Appendix A
Parent Termination Fee	Appendix A
Permitted Encumbrance	Appendix A
Person	Appendix A
Personal Data	Appendix A
Privacy Commitments	Appendix A
Proceedings	Appendix A
Real Property	3.18(d)
Real Property Lease	3.18(a)
Release	Appendix A
Representative	Appendix A
Restraint	6.1(e)
Reverse Termination Fee	Appendix A
Sanctioned Country	Appendix A
Sanctioned Person	Appendix A

Sanctions	Appendix A
Sarbanes-Oxley Act	Appendix A
SEC	Appendix A
Securities Act	Appendix A
Securities Laws	Appendix A
Security	Appendix A
Subsidiary	Appendix A
Surviving Corporation	1.1
Tax	Appendix A
Tax Returns	Appendix A
Taxes	Appendix A
Taxing Authority	Appendix A
Termination Date	7.1(b)(i)
Top Customer	3.20
Top Supplier	3.20
Trading Day	Appendix A
Treasury Regulations	Appendix A
UK Defined Benefit Pension Plan	3.12(j)
Unacceptable Condition	5.4(d)
Voting Agreement	Recitals
VWAP	Appendix A

THIS AGREEMENT AND PLAN OF MERGER, dated as of April 20, 2021 (this “Agreement”), is made by and among The Middleby Corporation, a Delaware corporation (“Parent”), Middleby Marshall Inc., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Acquiror”), Mosaic Merger Sub, Inc., a Delaware corporation and a direct wholly owned Subsidiary of Acquiror (“Merger Sub”), and Welbilt, Inc., a Delaware corporation (the “Company”). Defined terms used in this Agreement have the respective meanings ascribed to them herein.

W I T N E S S E T H:

WHEREAS, the respective boards of directors of Parent, Acquiror, Merger Sub and the Company have unanimously approved the acquisition of the Company by Acquiror upon the terms and subject to the conditions and limitations set forth in this Agreement;

WHEREAS, the respective boards of directors of the Company (the “Company Board”), Acquiror, Parent (the “Parent Board”) and Merger Sub have unanimously approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the merger of Merger Sub with and into the Company, with the Company surviving as an indirect wholly owned Subsidiary of Parent (the “Merger”), upon the terms and subject to the conditions and limitations set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the Company Board has, subject to Section 5.6, unanimously resolved to recommend that the Company’s stockholders adopt this Agreement;

WHEREAS, the Parent Board has, subject to Section 5.7, unanimously resolved to recommend that Parent’s stockholders approve the issuance of shares of Parent common stock, par value $0.01 per share (the “Parent Common Stock”) in connection with the Merger (the “Parent Stock Issuance”);

WHEREAS, Acquiror, as the sole stockholder of Merger Sub, has approved this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that this Agreement constitutes and is adopted as a “plan of reorganization” within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a);

WHEREAS, as an inducement to Parent, Acquiror and Merger Sub to enter into this Agreement, concurrently with the execution and delivery of this Agreement, certain stockholders of the Company have entered into a voting and support agreement (the “Voting Agreement”); and

WHEREAS, each of Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants and subject to the conditions herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Article I
THE MERGER

Section 1.1            The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, whereupon the separate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger and an indirect wholly owned Subsidiary of Parent (the “Surviving Corporation”).

Section 1.2            The Closing. Subject to the provisions of Article VI, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m. (local time) on a date to be specified by the parties hereto, but no later than the third (3rd) Business Day after the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless another time, date or place is agreed to in writing by the parties hereto (such date being the “Closing Date”). The Closing shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 155 North Wacker Drive, Chicago, Illinois.

Section 1.3            Effective Time. Concurrently with the Closing, the Company shall cause a certificate of merger with respect to the Merger (the “Certificate of Merger”) to be executed and filed with the Delaware Secretary of State as provided under the DGCL. The Merger shall become effective at the time the Certificate of Merger has been duly filed with the Delaware Secretary of State or at such other date and time as is agreed between Parent and the Company and specified in the Certificate of Merger (such date and time being hereinafter referred to as the “Effective Time”). The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL.

Section 1.4            Certificate of Incorporation/Charter; Bylaws.

(a)           The certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be amended in its entirety as set forth in Exhibit A hereto and, as so amended, shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended as provided by Law and such certificate of incorporation.

(b)           The bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation, except as to the name of the Surviving Corporation, which shall be “Welbilt, Inc.,” until thereafter amended as provided by Law, the certificate of incorporation of the Surviving Corporation and such bylaws.

Section 1.5            Board of Directors; Officers. The members of the board of directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the members of the board of directors of the Surviving Corporation, and the officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, in each case to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until the earlier of their death, resignation or removal or until their respective successors are duly elected, designated or qualified.

Article II
EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES

Section 2.1            Effect on Securities.

(a)               Effect of Merger. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any securities of the Company or Merger Sub:

(i)                 Cancellation of Company Securities. Each share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) held by the Company as treasury stock or held, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof (such shares, “Canceled Shares”).

(ii)              Conversion of Company Securities. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Canceled Shares) shall be converted into the right to receive, in accordance with the terms of this Agreement, 0.1240 validly issued, fully paid and non-assessable shares of Parent Common Stock (the “Exchange Ratio”) (and, if applicable, cash in lieu of fractional shares of Parent Common Stock payable in accordance with Section 2.1(c), such shares of Parent Common Stock and any such cash in lieu of fractional shares, the “Merger Consideration”). Each share of Company Common Stock to be converted into the right to receive the Merger Consideration as provided in this Section 2.1(a)(ii) shall no longer be outstanding and shall be automatically canceled and shall cease to exist, and the holders of certificates (the “Certificates”) or book-entry shares (“Book-Entry Shares”), which immediately prior to the Effective Time represented such Company Common Stock, shall cease to have any rights with respect to such Company Common Stock other than the right to receive, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 2.2, the Merger Consideration and any dividends or other distributions payable to such holder pursuant to Section 2.2(e).

(iii)            Conversion of Merger Sub Capital Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) fully paid share of common stock, par value $0.01 per share, of the Surviving Corporation and constitute the only outstanding shares of capital stock of the Surviving Corporation.

(b)               Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the number or type of outstanding shares of Parent Common Stock or Company Common Stock shall occur as a result of a reclassification, recapitalization, exchange, stock split (including a reverse stock split) or combination or readjustment of shares or any stock dividend or stock distribution with a record date during such period, the Merger Consideration and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 2.1(b) shall be construed to permit any party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

(c)               Fractional Shares. No fractional shares of Parent Common Stock shall be issued upon the conversion of Company Common Stock pursuant to Section 2.1(a)(ii), and such fractional share interests shall not entitle the owner thereof to any Parent Common Stock or to vote or to any other rights of a holder of Parent Common Stock. All fractional shares that a single record holder of Company Common Stock would be otherwise entitled to receive shall be aggregated and calculations shall be rounded to three (3) decimal places. In lieu of any such fractional shares, each holder of Company Common Stock otherwise entitled to a fractional share of Parent Common Stock will be entitled to receive an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (i) the amount of the fractional share interest in a share of Parent Common Stock to which such holder would, but for this Section 2.1(c), be entitled under Section 2.1(a)(ii) and (ii) the Parent Stock Price. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Common Stock in lieu of any fractional share interests in Parent Common Stock, the Exchange Agent shall pay the applicable amount, without interest, to each of the holders of Company Common Stock entitled to receive such cash. The payment of cash in lieu of fractional share interests pursuant to this Section 2.1(c) is not a separately bargained-for consideration.

Section 2.2            Exchange of Certificates.

(a)           Designation of Exchange Agent; Deposit of Exchange Fund. Prior to the Closing, Parent and the Company shall enter into a customary exchange agent agreement with a nationally recognized financial institution designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”) for the payment of the Merger Consideration as provided in Section 2.1(a)(ii). At or prior to the Effective Time, Parent shall deposit or cause to be deposited with the Exchange Agent, for exchange in accordance with this Article II through the Exchange Agent, book-entry shares representing the full number of whole shares of Parent Common Stock issuable pursuant to Section 2.1(a)(ii) in exchange for outstanding shares of Company Common Stock that have been converted into the right to receive the Merger Consideration pursuant to Section 2.1(a)(ii), and Parent shall, after the Effective Time on the appropriate payment date, if applicable, provide or cause to be provided to the Exchange Agent any dividends or other distributions payable on such shares of Parent Common Stock pursuant to Section 2.2(e) (such shares of Parent Common Stock provided to the Exchange Agent, together with any dividends or other distributions with respect thereto and cash in lieu of fractional shares of Parent Common Stock to be paid pursuant to Section 2.1(c), the “Exchange Fund”). Following the determination of the aggregate amount of cash required to be paid in lieu of fractional shares pursuant to Section 2.1(c), Parent shall cause the Surviving Corporation to deposit or cause to be deposited with the Exchange Agent such amount of cash sufficient for payment by the Exchange Agent to the applicable holders of Company Common Stock in accordance with Section 2.1(c). The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 2.1, except as expressly provided for in this Agreement.

(b)               As promptly as practicable following the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate that immediately prior to the Effective Time represented outstanding shares of Company Common Stock that have been converted into the right to receive the Merger Consideration pursuant to Section 2.1(a)(ii) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent, and which shall be in the form and have such other provisions as Parent and the Company may reasonably specify) and (ii) instructions (which instructions shall be in the form and have such other provisions as Parent and the Company may reasonably specify) for use in effecting the surrender of the Certificates in exchange for (A) the number of shares of Parent Common Stock (which shall be in book-entry form) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Certificates pursuant to Section 2.1(a)(ii), (B) any dividends or other distributions payable to such holder pursuant to Section 2.2(e) and (C) cash in lieu of fractional shares of Parent Common Stock payable to such holder pursuant to Section 2.1(c). Upon surrender of a Certificate (or affidavit of loss in lieu thereof) for cancellation to the Exchange Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor, and Parent shall cause the Exchange Agent to pay and deliver in exchange therefor as promptly as reasonably practicable, (i) the number of shares of Parent Common Stock (which shall be in book-entry form) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Certificate pursuant to Section 2.1(a)(ii), (ii) any dividends or other distributions payable pursuant to Section 2.2(e) and (iii) cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.1(c), and the Certificate (or affidavit of loss in lieu thereof) so surrendered shall be forthwith canceled. Until surrendered as contemplated by this Section 2.2(b), each Certificate (or affidavit of loss in lieu thereof) shall be deemed, from and after the Effective Time, to represent only the right to receive the applicable Merger Consideration as contemplated by this Section 2.2(b) and any dividends or other distributions payable pursuant to Section 2.2(e). The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices.

(c)               As promptly as practicable following the Effective Time, the Exchange Agent shall issue and deliver to each holder of Book-Entry Shares that immediately prior to the Effective Time represented shares of Company Common Stock that have been converted into the right to receive the Merger Consideration pursuant to Section 2.1(a)(ii) (i) the number of shares of Parent Common Stock (which shall be in book-entry form) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Book-Entry Shares pursuant to Section 2.1(a)(ii), (ii) any dividends or other distributions payable pursuant to Section 2.2(e) and (iii) cash in lieu of any fractional share of Parent Common Stock payable pursuant to Section 2.1(c), and the Book-Entry Shares so surrendered shall be canceled, without such holder being required to deliver a Certificate or any letter of transmittal, “agent’s message” or other documents to the Exchange Agent.

(d)               No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the cash payable upon the surrender of the Certificates or Book-Entry Shares.

(e)               Distributions with Respect to Unexchanged Shares. Subject to applicable Law, following surrender of a Certificate (or affidavit of loss in lieu thereof) or Book-Entry Shares for cancellation to the Exchange Agent, there shall be paid to the holder of the Parent Common Stock issued in exchange for such Certificate or Book-Entry Shares, without interest, (i) at the time of delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.2(b), the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.2(b), and a payment date subsequent to such delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.2(b), payable with respect to such shares of Parent Common Stock.

(f)                In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment of the appropriate amount of Merger Consideration (and any dividends or other distributions with respect to Parent Common Stock as contemplated by Section 2.2(e)) may be made to a Person other than the Person in whose name the Certificate or Book-Entry Share so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer (and accompanied by all documents reasonably required by the Exchange Agent) or such Book-Entry Share shall be properly transferred and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or Book-Entry Share or establish to the satisfaction of Parent that such Tax has been paid or is not applicable.

(g)               Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates or Book-Entry Shares for one (1) year after the Effective Time shall be delivered to Parent or its designee upon demand, and any such holders prior to the Merger who have not theretofore complied with this Article II shall thereafter look only to Parent as general creditor thereof for payment of their claims for Merger Consideration and any dividends or distributions with respect to Parent Common Stock as contemplated by Section 2.2(e).

(h)               No Liability. None of Parent, Merger Sub, the Company or the Exchange Agent shall be liable to any Person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash held in the Exchange Fund delivered to a Governmental Authority pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Book-Entry Share shall not have been surrendered immediately prior to the date on which any Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Authority, any such Merger Consideration in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of Parent free and clear of all claims or interest of any Person previously entitled thereto.

(i)                 Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent; provided that no such investment shall relieve Parent or the Exchange Agent from making the payments required by this Article II, and following any losses Parent shall promptly provide additional funds to the Exchange Agent for the benefit of the holders of Company Common Stock in the amount of such losses. Any interest or income produced by such investments will be payable to Parent or its designee as directed by Parent.

(j)                 Withholding. Parent and the Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration and any amounts otherwise payable pursuant to this Agreement to any former holder of Company Common Stock or holder of Company Equity Awards such amounts as Parent or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Code or any provision of applicable Tax Law. Any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by Parent or the Exchange Agent.

Section 2.3                Company Equity Awards.

(a)               Treatment of Company Stock Options. As of the Effective Time, each Company Option that is then outstanding shall be converted into an option to purchase shares of Parent Common Stock upon substantially the same terms and conditions as are in effect with respect to such option immediately prior to the Effective Time, including with respect to vesting and termination-related provisions (each, a “Parent Option”) except that (a) such Parent Option shall provide the right to purchase that whole number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the number of shares of Company Common Stock subject to such Company Option, multiplied by the Exchange Ratio, and (b) the exercise price per share for each such Parent Option shall be equal to the exercise price per share of such Company Option in effect immediately prior to the Effective Time, divided by the Exchange Ratio (the exercise price per share, as so determined, being rounded up to the nearest full cent); provided, however, that the conversion of the Company Options will be made in a manner consistent with Treasury Regulation Section 1.424-1, such that such conversion will not constitute a “modification” of such Company Options for purposes of Section 409A or Section 424 of the Code.

(b)               Treatment of Company Restricted Stock. As of the Effective Time, each award of Company Restricted Stock that is outstanding immediately prior to the Effective Time shall be converted into an award of restricted stock with respect to shares of Parent Common Stock (each a, “Parent Restricted Stock Award”) with substantially the same terms and conditions as were applicable to such award of Company Restricted Stock immediately prior to the Effective Time, including with respect to vesting and termination-related provisions, except that such Parent Restricted Stock Award shall be comprised of that number of shares of Parent Common Stock as is equal to the product of (i) the number of shares of Company Common Stock subject to such award of Company Restricted Stock immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, with any fractional shares rounded down to the nearest whole share.

(c)               Treatment of Company RSUs. As of the Effective Time, each Company RSU and each Company Director RSU that is outstanding immediately prior to the Effective Time shall be converted into a restricted stock unit award that will settle in shares of Parent Common Stock (each a, “Parent RSU Award”) with substantially the same terms and conditions as were applicable to such Company RSU or Company Director RSU, as applicable, immediately prior to the Effective Time, including with respect to vesting and termination-related provisions, except that such Parent RSU Award shall be comprised of that number of Parent restricted stock units as is equal to the product of (i) the number of Company RSUs or Company Director RSUs, as applicable, subject to such award immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, with any fractional restricted stock units rounded down to the nearest whole restricted stock unit.

(d)               Treatment of Company PSUs. As of the Effective Time, each Company PSU (other than a Company Director RSU) that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, shall be converted into a Parent RSU Award that vests solely based on the passage of time on the terms and conditions (including, if applicable, any continuing vesting requirements and vesting acceleration terms) under the Company Equity Plan and applicable award agreement in effect immediately prior to the Effective Time, except that such Parent RSU Award shall be comprised of that number of Parent restricted stock units as is equal to the product of (i) the number of Company PSUs subject to such award immediately prior to the Effective Time assuming (x) in the case of Company PSUs granted in 2019, that the actual or projected actual performance is achieved; provided, that such Company PSUs are not assumed at greater than ten percent (10%) of target achievement, and (y) in the case of any other Company PSUs, that the maximum level of performance is achieved, multiplied by (ii) the Exchange Ratio, with any fractional restricted stock units rounded down to the nearest whole restricted stock unit.

(e)               Certain Actions. Prior to the Effective Time, the parties shall take all actions that Parent and the Company determine are reasonably necessary or desirable to effectuate the provisions of this Section 2.3, including obtaining board or committee consents or adopting or assuming a Company Equity Plan by Parent. At or prior to the Effective Time, Parent shall take all actions reasonably necessary to reserve for issuance a number of shares of Parent Common Stock in respect of each Rollover Equity Award. At or prior to the Effective Time, Parent shall file a registration statement on Form S-8 with respect to the shares of Parent Common Stock subject to the assumed awards described herein. The Company shall reasonably assist Parent in the preparation of such registration statement and provide Parent with all information reasonably requested by Parent for such preparation.

Section 2.4            Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to this Article II.

Section 2.5            No Appraisal Rights. In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of shares of the Company Common Stock or Parent Common Stock in connection with the Merger.

Section 2.6            Transfers; No Further Ownership Rights. After the Effective Time, there shall be no registration of transfers on the stock transfer books of the Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If Certificates or Book-Entry Shares are presented to the Surviving Corporation, Parent or the Exchange Agent for transfer following the Effective Time, they shall be canceled against delivery of the applicable Merger Consideration, as provided for in Section 2.1(a)(ii), for each share of Company Common Stock formerly represented by such Certificates or Book-Entry Shares.

Section 2.7            Further Action. If, at any time after the Effective Time any further action is determined by Parent or the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation or Parent with full right, title and possession of and to all rights and property of Merger Sub and the Company with respect to the Merger, the officers and managers of Parent shall be fully authorized (in the name of Merger Sub, the Company, the Surviving Corporation and otherwise) to take such action.

Article III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in the Company SEC Documents filed with (or furnished to) the SEC by the Company on or after December 31, 2019 and at least two Business Days prior to the date of this Agreement (but in each case excluding any risk factor or similar non-specific disclosure contained under the heading “Risk Factors” or in any “forward-looking statements” legend or any similar non-specific, predictive, precautionary or forward-looking statements) and to the extent publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System (“EDGAR”) or (ii) as disclosed in the particular section or subsection of the Company Disclosure Letter expressly referenced therein (it being understood and agreed that any information set forth in one section or subsection of the Company Disclosure Letter also shall be deemed to apply to each other section and subsection of this Agreement to which its applicability is reasonably apparent on its face from the text of the disclosure), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.1            Organization; Qualification. Each of the Company and its Subsidiaries is (i) a legal entity duly organized and validly existing under the laws of the jurisdiction of its incorporation, formation or organization, as applicable, and (ii) has the requisite corporate or similar power and authority to conduct its business as it is now being conducted and to own, lease and operate its properties and assets in the manner in which its properties and assets are currently operated, except where the failure to be so validly existing and authorized has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the character or location of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and Amended and Restated Bylaws (the “Bylaws”), each as amended as of the date of this Agreement, have been made available to Parent and are in full force and effect, and the Company is not in violation of any of the provisions thereof. No Subsidiary of the Company is in violation of any of the provisions of its organizational or governing documents, except where such violation has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole.

Section 3.2            Capitalization; Subsidiaries.

(a)           As of the close of business on April 19, 2021 (the “Capitalization Date”), the authorized capital stock of the Company consisted of (i) 300,000,000 shares of Company Common Stock, 141,683,891 of which were issued and outstanding and none of which were held by the Company as treasury stock, and (ii) 3,500,000 shares of preferred stock of the Company, par value $0.01 per share (“Company Preferred Stock”), no shares of which were outstanding. There are no other authorized classes of capital stock of the Company and no bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of capital stock of the Company may vote authorized, issued or outstanding. As of the close of business on the Capitalization Date, there were (A) outstanding Company Options representing 2,166,909 shares of Company Common Stock, (B) no outstanding awards of Company Restricted Stock representing shares of Company Common Stock; (C) outstanding Company PSUs representing 729,199 shares of Company Common Stock, which amount may be increased to a maximum of 1,458,398 shares of Company Common Stock based on the satisfaction of performance conditions set forth in the applicable award agreements; (D) outstanding awards of Company RSUs representing 994,065 shares of Company Common Stock, (E) outstanding awards of Company Director RSUs representing 94,999 shares of Company Common Stock and (F) 2,393,410 shares of Company Common Stock reserved for future issuance under the Company Equity Plan. From the close of business on the Capitalization Date through the date of this Agreement, there have been no issuances of (i) any Company Common Stock, Company Preferred Stock or any other equity or voting interests in the Company other than issuances of shares of Company Common Stock pursuant to the exercise, vesting or settlement, as applicable, of the Company Equity Awards outstanding as of the close of business on the Capitalization Date in accordance with the terms of such Company Equity Awards in accordance with its terms and (ii) any Company Equity Awards or any other equity or equity-based awards.

(b)               All of the issued and outstanding shares of Company Common Stock have been, and all of the shares of Company Common Stock that may be issued pursuant to the Company Equity Awards, the Company Equity Plan will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are, or will be when issued, fully paid, nonassessable and free of preemptive rights. The Company has made available to Parent or its counsel accurate and complete copies of the Company Equity Plan and the forms of stock option, restricted stock and restricted stock unit agreements evidencing the Company Equity Awards and, other than differences with respect to the number of shares of Company Common Stock covered thereby, the grant date, the exercise price, regular vesting schedule and expiration date applicable thereto, no such stock option, restricted stock or restricted stock unit agreement contains material terms that are inconsistent with, or in addition to, such forms. Section 3.2(b) of the Company Disclosure Letter sets forth, as of the close of business on the Capitalization Date, each outstanding Company Equity Award and to the extent applicable, the employee identification number of the holder thereof, the number of shares of Company Common Stock subject thereto (including target and maximum numbers for Company Equity Awards subject to performance-based vesting), the expiration date, the exercise or conversion price relating thereto, the grant date, the vesting schedule, and whether or not it is subject to performance-based vesting. Each grant of Company Equity Awards was made in accordance with the terms of the Company Equity Plan, the Exchange Act and all other applicable Laws, including the listing and governance rules and regulations of the NYSE. All of the outstanding Company Common Stock has been sold pursuant to an effective registration statement filed under the federal Securities Laws or an appropriate exemption therefrom.

(c)               As of the date of this Agreement, other than as set forth in Section 3.2(a), there are no (i) existing options, warrants, calls, preemptive rights, subscriptions or other rights, restricted stock awards, restricted stock unit awards, convertible securities, agreements, arrangements or commitments of any kind obligating the Company or any of its Subsidiaries to issue, transfer, register or sell, or cause to be issued, transferred, registered or sold, any shares of capital stock of, or other equity interests in, the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or other equity interests, or obligating the Company to grant, extend or enter into such options, warrants, calls, preemptive, subscriptions or other rights, restricted stock awards, restricted stock unit awards, convertible securities, agreements, arrangements or commitments, (ii) outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock or other equity interests of the Company or any of its Subsidiaries, or any securities representing the right to purchase or otherwise receive any capital stock or other equity interests of the Company or any of its Subsidiaries, (iii) agreements with any Person to which the Company or any of its Subsidiaries is party (A) restricting the transfer of the capital stock or other equity interests of the Company or any of its Subsidiaries or (B) affecting the voting rights of capital stock or other equity interests of the Company or any of its Subsidiaries (including stockholder agreements, voting trusts or similar agreements), (iv) outstanding or authorized equity or equity-based compensation awards, including any equity appreciation rights, security-based performance units, “phantom” stock, profit-participation or other security rights issued by the Company or any of its Subsidiaries, or other agreements, arrangements or commitments of any character (contingent or otherwise) to which the Company or any of its Subsidiaries is party, in each case pursuant to which any Person is entitled to receive any payment from the Company based in whole or in part on the value of any capital stock or other equity interests of the Company or any of its Subsidiaries or (v) outstanding obligations of the Company or any of its Subsidiaries to accelerate the vesting of any capital stock of the Company under any provision of the Company Equity Plan.

(d)               Section 3.2(d) of the Company Disclosure Letter (i) sets forth, as of the date of this Agreement, each (x) Subsidiary of the Company and (y) other Person whom the Company, directly or indirectly, owns any share capital, capital stock or other equity or voting securities or other equity interests, or any securities or obligations convertible into or exchangeable or exercisable for such share capital, capital stock, securities or interests and (ii) identifies which of the foregoing are “significant subsidiaries,” as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC. Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company owns, beneficially and of record, directly or indirectly, all of the issued and outstanding company, partnership, corporate or similar (as applicable) ownership, voting or similar interests in each of its Subsidiaries, free and clear of all Encumbrances, and all company, partnership, corporate or similar (as applicable) ownership, voting or similar interests of each of the Subsidiaries are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except for investments in marketable securities and cash equivalents and except as set forth in Section 3.2(d) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries (i) owns directly or indirectly any shares of capital stock or other equity interests, or any securities or obligations convertible into or exchangeable or exercisable for such shares or equity interests, in any Person or (ii) has any obligation or has made any commitment to acquire any shares of capital stock or other equity interests in any Person or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Person.

Section 3.3            Authority Relative to Agreement.

(a)          The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and, subject (in the case of the Merger) to obtaining the Company Stockholder Approval, to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated by this Agreement, have been duly and validly authorized by all necessary corporate action by the Company, and (in the case of the Merger, except for the (i) receipt of the Company Stockholder Approval and (ii) filing of the Certificate of Merger with the Delaware Secretary of State) no other corporate action or proceeding on the part of the Company is necessary to authorize the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (B) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.

(b)             The Company Board has, by resolutions unanimously adopted by the Company Board, (i) approved this Agreement and the transactions contemplated by this Agreement, (ii) determined that this Agreement and the transactions contemplated by this Agreement are advisable and in the best interests of the Company and the Company’s stockholders, (iii) directed that the adoption of this Agreement be submitted to a vote at the Company Stockholders’ Meeting and (iv) resolved to make the Company Recommendation. As of the date of this Agreement, none of the aforesaid actions by the Company Board has been amended, rescinded or modified.

Section 3.4            Vote Required. The adoption of this Agreement by the holders of at least a majority of the outstanding shares of Company Common Stock entitled to vote thereon at the Company Stockholders’ Meeting (the “Company Stockholder Approval”) is the only vote of holders of securities of the Company that is required in connection with the consummation of the transactions contemplated by this Agreement.

Section 3.5            No Conflict; Required Filings and Consents.

(a)           Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated by this Agreement, nor compliance by the Company with any of the terms or provisions of this Agreement, will (i) violate any provision of the Company’s Certificate of Incorporation or Bylaws or the certificate of incorporation or bylaws (or equivalent organizational documents) of any Subsidiary of the Company, (ii) assuming that the Consents, registrations, declarations, filings and notices referenced in Section 3.5(b) have been obtained or made, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected or (iii) violate, conflict with or result in any breach of any provision of, or loss of any benefit, or constitute a default (with or without notice or lapse of time, or both) under, give rise to any right of termination, acceleration or cancellation of or require the Consent of, notice to or filing with any third party pursuant to any of the terms or provisions of any Contract to which the Company or any of its Subsidiaries is a party, or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, or result in the creation of any Encumbrance, other than any Permitted Encumbrance, upon any of the property or assets of the Company or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii), any such conflict, violation, breach, default, termination, acceleration, cancellation or Encumbrance that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)               No consent, approval, license, permit, waiver, Order or authorization (a “Consent”) of, registration, declaration or filing with or notice to any Governmental Authority is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated by this Agreement, other than (i) applicable requirements of and filings with the SEC under the Exchange Act or the Securities Act, (ii) the filing of the Certificate of Merger with the Delaware Secretary of State, (iii) applicable requirements under corporation, securities or “blue sky” laws of various states, (iv) compliance with applicable rules and regulations of the NYSE, (v) compliance with and filings or notifications under the HSR Act and any other applicable United States or foreign competition, antitrust, merger control or investment Laws (together with the HSR Act, “Antitrust Laws”) and (vi) such other Consents, registrations, declarations, filings or notices the failure of which to be obtained or made has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.6            Company SEC Documents; Financial Statements.

(a)               Since January 1, 2019, the Company has timely filed with (or furnished to) the SEC all forms, reports, schedules, statements, exhibits and other documents (including exhibits, financial statements and schedules thereto and all other information incorporated therein and amendments and supplements thereto) required by it to be filed (or furnished) under the Exchange Act or the Securities Act (collectively, the “Company SEC Documents”). As of its filing (or furnishing) date or, if amended prior to the date of this Agreement, as of the date of the last such amendment, each Company SEC Document complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be. As of its filing date or, if amended prior to the date of this Agreement, as of the date of the last such amendment, each Company SEC Document filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective prior to the date of this Agreement, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no amendments or modifications to the Company SEC Documents that were required to be filed with (or furnished to) the SEC prior to the date of this Agreement, but that have not yet been filed with (or furnished to) the SEC. No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act. All of the audited financial statements and unaudited interim financial statements of the Company included in the Company SEC Documents (i) comply in all material respects with the applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; (ii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim financial statements, as may be permitted under Form 10-Q of the Exchange Act); and (iii) fairly present in all material respects the financial position, the stockholders’ equity, the results of operations and cash flows of the Company and its consolidated Subsidiaries as of the times and for the periods referred to therein (except as may be indicated in the notes thereto and subject, in the case of unaudited interim financial statements, to normal and recurring year-end adjustments).

(b)               Prior to the date of this Agreement, the Company has furnished to Parent complete and correct copies of all comment letters from the SEC since January 1, 2019 through the date of this Agreement with respect to any of the Company SEC Documents, together with all written responses of the Company thereto, in each case, that are not publicly available on the SEC EDGAR system. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any of the Company SEC Documents, and, to the Knowledge of the Company, none of the Company SEC Documents is subject to ongoing SEC review.

(c)               The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of the NYSE.

(d)               The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in conformity with GAAP. The Company has evaluated the effectiveness of the Company’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q or any amendment thereto its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. The Company has disclosed, based on the most recent evaluation of internal control over financial reporting prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (and made available to Parent a summary of the significant aspects of such disclosure, if any) (i) all “significant deficiencies” and “material weaknesses” (as such terms are defined in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement) in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves senior management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has not identified any material weaknesses in the design or operation of the Company’s internal control over financial reporting.

(e)               The Company maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) designed to ensure that all information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports.

(f)                To the Knowledge of the Company, since January 1, 2019 through the date of this Agreement, there have been no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or threatened, in each case regarding any accounting practices of the Company or any of its Subsidiaries or any malfeasance by any director or executive officer of the Company or any of its Subsidiaries.

(g)               Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company SEC Documents, and the statements contained in such certifications are true and accurate. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. The Company does not have, and has not arranged, any outstanding “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act.

(h)               Since January 1, 2019, (i) neither the Company nor any of its Subsidiaries has received any material written, or, to the Knowledge of the Company, oral complaint, allegation, assertion or claim regarding accounting, internal accounting controls, auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries, or unlawful accounting or auditing matters with respect to the Company or any of its Subsidiaries and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of Securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof or to the general counsel or chief executive officer of the Company pursuant to the rules of the SEC adopted under Section 307 of the Sarbanes-Oxley Act.

(i)                 Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, on the other hand), including any structured finance, special purpose or limited purpose entity or Person, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Securities Act), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company SEC Documents (including any audited financial statements and unaudited interim financial statements of the Company included therein).

Section 3.7            Absence of Certain Changes or Events. Since December 31, 2020 through the date of this Agreement, (a) the respective businesses of the Company and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice, except for any reasonable and good faith actions taken or omitted to be taken, or any plans, procedures and practices adopted, solely to the extent necessary to preserve the property and assets of the Company and its Subsidiaries or to protect the safety or health of personnel of the Company and its Subsidiaries in connection with the COVID-19 pandemic, (b) there has not been any event, development or state of circumstances that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (c) neither the Company nor any of its Subsidiaries has taken any action that, if it had been taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Sections 5.1(b), 5.1(c), 5.1(d), 5.1(k), 5.1(q), 5.1(s), 5.1(y) or 5.1(z) (with respect to Section 5.1(z), solely as it relates to the foregoing Sections 5.1(b), 5.1(c), 5.1(d), 5.1(k), 5.1(q), 5.1(s) and 5.1(y)).

Section 3.8            No Undisclosed Liabilities. Except for liabilities or obligations (a) as (and to the extent) reflected, disclosed or reserved against in the Company’s financial statements (or the notes thereto) included in the Company’s Annual Report on Form 10-K filed with the SEC on February 26, 2021, (b) incurred in the ordinary course of business consistent with past practice since December 31, 2020, (c) incurred in connection with the transactions contemplated hereby in compliance with the terms of this Agreement or (d) that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent, absolute or otherwise and whether or not required to be reflected in such financial statements (or the notes thereto) in accordance with GAAP.

Section 3.9            Litigation. As of the date of this Agreement, (a) there is no Proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any asset or property of the Company or any of its Subsidiaries, and (b) there is no Order outstanding against, or involving, the Company or any of its Subsidiaries or any asset or property of the Company or any of its Subsidiaries that, in each case, (i) has been, or would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole or (ii) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

Section 3.10          Permits; Compliance with Laws.

(a)               (i) The Company and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, exemptions, consents, certificates, approvals, listings, registrations, clearances, orders and other authorizations necessary for the Company and its Subsidiaries to own, lease and operate their respective properties and assets and to carry on their respective businesses as now being conducted, under and pursuant to all applicable Laws (the “Company Permits”), (ii) all such Company Permits are in full force and effect and (iii) as of the date of this Agreement, no suspension, cancellation, withdrawal or revocation thereof is pending or, to the Knowledge of the Company, threatened, except where the failure to be in possession of, failure to be in full force and effect or the suspension, cancellation, withdrawal or revocation thereof has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)               Since January 1, 2019, the Company and its Subsidiaries have been and are in compliance with (i) all applicable Laws and (ii) all Company Permits, except where any failure to be in such compliance has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)               Since January 1, 2019 through the date of this Agreement, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries nor any of their respective directors, officers or employees has received any written or oral notification from a Governmental Authority asserting that the Company or any of its Subsidiaries is, or is suspected of, alleged to be or under investigation for being, not in compliance in all material respects with any Laws or Company Permits.

Section 3.11          Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company or any of its Subsidiaries for inclusion or incorporation by reference in (a) the Form S-4 to be filed with the SEC by Parent in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued in the Merger (as amended or supplemented from time to time, the “Form S-4”) will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading and (b) the joint proxy statement to be sent to the stockholders of Parent relating to the Parent Stockholders’ Meeting and to the stockholders of the Company relating to the Company Stockholders’ Meeting (the “Joint Proxy Statement”) will, at the date it, or any amendment or supplement to it, is mailed to stockholders of the Company and stockholders of Parent and at the time of the Company Stockholders’ Meeting and at the time of the Parent Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by the Company regarding such portions thereof that relate expressly to Parent or any of its Subsidiaries, including Merger Sub, or to statements made therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference therein). The Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act.

Section 3.12          Employee Benefit Plans; Labor.

(a)               Section 3.12(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of (i) each material “employee benefit plan” (as such term is defined in Section 3(3) of ERISA), whether written or unwritten, that the Company, any of its Subsidiaries or any Company ERISA Affiliate adopted, maintains, sponsors, participates in, is a party or contributes to or with respect to which the Company or any of its Subsidiaries could reasonably be expected to have any material liability; and (ii) each other material employment or employee benefit plan, program, practice, policy, arrangement or agreement, whether written or unwritten, including any equity option, equity purchase, equity appreciation right or other equity or equity-based incentive, cash bonus or incentive compensation, employment, change in control, retention, retirement or supplemental retirement, deferred compensation, profit-sharing, unemployment, severance, termination pay, welfare, hospitalization or medical, life, accidental death and dismemberment, long- or short-term disability, fringe benefit or other similar compensation or employee benefit plan, program, practice, policy, arrangement or agreement for any current or former employee or director of, or other individual service provider to, the Company or any of its Subsidiaries that does not constitute an “employee benefit plan” (as defined in Section 3(3) of ERISA, whether or not ERISA applies), that the Company or any of its Subsidiaries adopted, maintains, sponsors, participates in, is a party or contributes to, or with respect to which the Company or any of its Subsidiaries could reasonably be expected to have any material liability (each, a “Company Benefit Plan”). With respect to each material Company Benefit Plan, the Company has made available to Parent a true and complete copy of (i) such Company Benefit Plan and all material amendments thereto (including a written description of the material provisions of each unwritten Company Benefit Plan), (ii) each trust, insurance, annuity or other funding Contract, (iii) the most recent financial statements and actuarial or other valuation reports, (iv) the three most recent annual reports on Form 5500, (v) the most recent determination letter (or, if applicable, advisory or opinion letter) from the IRS, (vi) the most recent summary plan description and any material modification and (vii) all material notices given to such Company Benefit Plan, the Company or any Company ERISA Affiliate by the IRS, United States Department of Labor, Pension Benefit Guarantee Corporation or other Governmental Authority since January 1, 2019.

(b)               Except as has not been, and would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (i) each of the Company Benefit Plans has been established, adopted, operated, maintained and administered in accordance with its terms and applicable Laws, including ERISA and the Code, (ii) all payments and contributions required to be made under the terms of any Company Benefit Plan and applicable Laws have been timely made or accrued or otherwise adequately reserved to the extent required by and in accordance with GAAP and (iii) neither the Company nor any of its Subsidiaries or, to the Knowledge of the Company, any third party, has engaged in any non-exempt “prohibited transaction” (within the meaning of Section 4975 of the Code or Section 406 of ERISA) with respect to any Company Benefit Plan that would result in the imposition of any liability to the Company or any of its Subsidiaries.

(c)               Each Company Benefit Plan intended to be qualified under Section 401(a) of the Code has either received a favorable determination letter from the IRS with respect to such Company Benefit Plan as to its qualified status under the Code, or with respect to a prototype Company Benefit Plan, the prototype sponsor has received a favorable IRS opinion letter, or the Company Benefit Plan or prototype sponsor has remaining a period of time under applicable Code regulations or pronouncements of the IRS in which to apply for such a letter and make any amendments necessary to obtain a favorable determination or opinion as to the qualified status of each such Company Benefit Plan. To the Knowledge of the Company, no event has occurred since the most recent determination or opinion letter or application therefor relating to any such Company Benefit Plan and no condition exists that has been or would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan or result in the imposition of any material liability, penalty or tax under ERISA or the Code.

(d)               Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any Company ERISA Affiliate operates, maintains, contributes to, is required to contribute to or sponsors (or has in the past six (6) years established, operated, maintained, contributed to, was required to contribute to or sponsored) (i) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (ii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code), (iii) a “single-employer plan” (within the meaning of Section 4001(a)(15) of ERISA), or (iv) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA). Except as would be, or reasonably be expected to be, individually or in the aggregate, a material liability to the Company and its Subsidiaries, taken as a whole, no Subsidiary or connected or associated Person has now or at any time participated in, maintained or been liable to contribute to a defined benefit pension plan for the benefit or in respect of any employee or former employee. Neither the Company nor any Company ERISA Affiliate has incurred, or reasonably expects to incur, directly or indirectly, any material liability under Title IV of ERISA or related provisions of the Code that has not been satisfied in full, other than liability for premiums due to the Pension Benefit Guaranty Corporation (which premiums have been paid when due) and no condition exists that presents a material risk of incurring such liability.

(e)               Except as would not be, or would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, as of the date of this Agreement there are no claims pending, or, to the Knowledge of the Company, threatened Proceedings, disputes or claims (other than routine claims for benefits) against or affecting any Company Benefit Plan, by any employee or beneficiary covered under such Company Benefit Plan, as applicable, or otherwise involving such Company Benefit Plan.

(f)                Except as set forth on Section 3.12(f) of the Company Disclosure Letter, neither the execution or delivery of nor performance of the Company’s obligations under this Agreement nor the consummation of the Merger will, either alone or in conjunction with any other event (including any termination of employment upon or following the consummation of the Merger), (i) entitle any current or former director or employee of, or individual service provider to, the Company or any of its Subsidiaries to any payment or benefit (or result in the funding of any such payment or benefit), except as expressly provided in this Agreement, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or individual service provider, (iii) accelerate the time of payment, funding or vesting of amounts due any such director, employee or individual service provider or, except as provided for in this Agreement, (iv) result in any “excess parachute payment” (within the meaning of Section 280G of the Code) becoming due to any current or former employee or other individual service provider of the Company or any of its Subsidiaries or (v) limit or restrict the right of Parent, the Surviving Corporation, the Company or any of its Subsidiaries to merge, amend or terminate any Company Benefit Plan.

(g)               Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries has any material obligations for post-termination health, welfare or life insurance benefits under any Company Benefit Plan (other than for continuation coverage required to be provided pursuant to Section 4980B of the Code) or coverage in which the full cost of such benefit is borne entirely by the former employee (or such former employee’s eligible dependents or beneficiaries).

(h)               Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, each Company Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been operated and administered in all material respects in operational compliance with, and is in all material respects in documentary compliance with, Section 409A of the Code and its purpose, and no amount under any such plan, agreement or arrangement is or has been subject to the interest and additional Tax set forth under Section 409A(a)(1)(B) of the Code.

(i)                 Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, each Foreign Plan (i) has been established, operated, maintained and administered in compliance with its terms and operated in compliance with all applicable Laws; (ii) if required to be registered or approved by a non-U.S. Governmental Authority, has been registered or approved and has been maintained in good standing with applicable regulatory authorities, and, to the Knowledge of the Company, no event has occurred since the date of the most recent approval or application therefor relating to any such Foreign Plan that would reasonably be expected to adversely affect any such approval or good standing; (iii) that is intended to qualify for special Tax treatment meets all requirements for such treatment; (iv) is fully funded or fully insured on an ongoing and termination or solvency basis (determined using reasonable actuarial assumptions) in compliance with applicable Laws; and (v) is not subject to any pending or, to the Knowledge of the Company, threatened claims by or on behalf of any participant in any Foreign Plan, or otherwise involving any such Foreign Plan or the assets of any Foreign Plan, other than routine claims for benefits.

(j)                 Except in respect of the Foreign Plans set forth on Section 3.12(j) of the Company Disclosure Letter or in respect of the Berisford (1948) Pension Scheme (the “UK Defined Benefit Pension Plan”), neither the Company nor any of its Subsidiaries has been a party to, a sponsoring employer of, or otherwise has any liability or obligation (whether current, contingent or prospective) with respect to any Foreign Plan that is a defined benefit pension scheme, final salary scheme or their equivalent and no employee of the Company or any of its Subsidiaries is or has ever been entitled to participate in any defined benefit pension scheme, final salary scheme or any retirement benefit calculated by reference to age, salary or length of service or any of them.

(k)               With respect to the United Kingdom, no liability has become due by the Company or any associate or connected person within the meaning of the UK Pensions Act 2004 (including any of the Company’s Subsidiaries) who is or was a participating employer in the UK Defined Benefit Pension Plan under section 75 of the UK Pensions Act 1995 or otherwise, no such liability will become due as a result of the transactions contemplated in this Agreement or in connection with the execution of this Agreement and no steps have been taken to commence the winding up of any occupational pension scheme which directly or indirectly might have that consequence.

(l)                 Except as set forth on Section 3.12(l) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement, Contract or other labor-related agreement, arrangement or understanding with a labor or trade union, or labor organization or works council (each a “Labor Agreement”), nor is any such Labor Agreement presently being negotiated, nor, to the Knowledge of the Company, are there any employees of the Company or any of its Subsidiaries represented by a labor or trade union, employee representative body, labor organization or works council (each a “Labor Organization”). The Company has made available to Parent a true and complete copy of each Labor Agreement and all material amendments thereto. To the Knowledge of the Company, there are no organizing activities, representation campaigns, certification proceedings or petitions seeking a representation proceeding pending or threatened by or with respect to any of the employees of the Company or any of its Subsidiaries. Since January 1, 2019, there has not been any, and there are no pending or, to the Knowledge of the Company, threatened strikes, walkouts, lockouts, slowdowns or other labor stoppages against or affecting the Company or its Subsidiaries.

(m)             The Company and its Subsidiaries are, and since January 1, 2019 have been, in compliance with the terms of the Company Benefits Plans, any applicable Labor Agreement and all applicable Laws respecting or relating to recruitment, employment and employment practices, and agency and other workers, including all Laws respecting terms and conditions of employment, health and safety, wages and hours, worker classification, child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance, except where failure to comply has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(n)               The Company and its Subsidiaries have been in compliance with all Laws applicable to “workers” (as defined in the English Employment Rights Act 1996), and “contractors” or “subcontractors” (in each case, as defined by Executive Order 11246), except where failure to comply has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(o)               Prior to the Effective Time, the Company and its Subsidiaries will have satisfied any legal or contractual requirement to provide notice to, or to enter into any consultation procedure with, any Labor Organization which is representing any employee, in connection with the execution of this Agreement or the transactions contemplated by this Agreement. There is no pre-signing legal or contractual requirement to provide notice to, or to enter into any consultation procedure with, any Labor Organization which is representing any employee, in connection with the execution of this Agreement or the transactions contemplated by this Agreement.

(p)               To the Knowledge of the Company, no employee of the Company or any of its Subsidiaries who is at the level of Vice President or above is in any respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other obligation (i) to the Company or its Subsidiaries or (ii) to a former employer relating (A) to the right to be employed by the Company or its Subsidiaries or (B) to the knowledge or use of trade secrets or proprietary information. To the Knowledge of the Company, no officer of the Company or any of its Subsidiaries has given notice to terminate his or her employment with the Company or any of its Subsidiaries.

(q)               Neither the Company nor any of its Subsidiaries is party to a settlement agreement that has been entered into since January 1, 2019 with a current or former officer, employee or independent contractor of the Company or its Subsidiaries that involves allegations relating to sexual or racial discrimination, harassment or other misconduct by either (i) an officer of the Company or its Subsidiaries or (ii) an employee of the Company or its Subsidiaries at the level of Vice President or above. To the Knowledge of the Company, in the last five (5) years, no allegations of sexual or racial discrimination, harassment or other misconduct have been made against (i) any officer of the Company or its Subsidiaries or (ii) an employee of the Company or its Subsidiaries at the level of Vice President or above.

Section 3.13          Taxes.

(a)               The Company and each of its Subsidiaries have (i) timely filed or caused to be timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them, and all such filed Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects and (ii) paid all material Taxes due and owing (whether or not shown on such Tax Returns), except, in the case of clause (ii) hereof, with respect to Taxes contested in good faith by appropriate Proceedings and for which adequate reserves or accruals have been established in accordance with GAAP.

(b)               The unpaid Taxes of the Company and its Subsidiaries did not, as of the date of their most recent consolidated financial statements included in the Company SEC Documents prior to the date of this Agreement, materially exceed the reserve or accrual for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of such consolidated financial statements (rather than in any notes thereto). Since the date of their most recent consolidated financial statements, neither the Company nor any of its Subsidiaries has incurred any material liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice.

(c)               As of the date of this Agreement, there are no pending, threatened in writing or ongoing audits, examinations, investigations or other Proceedings by any Governmental Authority in respect of material Taxes of or with respect to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency. No written claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not currently file a Tax Return that it is or may be subject to taxation by that jurisdiction in respect of Taxes that would be covered by or the subject of such Tax Return, nor has any such assertion been threatened or proposed in writing and received by the Company or any of its Subsidiaries.

(d)               All Taxes that the Company or any of its Subsidiaries are or were required by Law to withhold or collect have been duly and timely withheld or collected in all material respects on behalf of its respective employees, independent contractors or other third parties and, have been timely paid to the proper Governmental Authority or other Person or properly set aside in accounts for this purpose.

(e)               Neither the Company nor any of its Subsidiaries has ever been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is the Company or any of its Subsidiaries), and neither the Company nor any of its Subsidiaries has any liability for Taxes of any other Person (other than Taxes of the Company or any Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of foreign, state or local law), as a transferee or successor, by Contract or otherwise.

(f)                Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, Tax allocation or Tax indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries or customary commercial Contracts entered into in the ordinary course of business, the principle subject matter of which is not Taxes) that will not be terminated on or before the Closing Date without any future liability to the Company or its Subsidiaries.

(g)               There are no Encumbrances for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Encumbrances.

(h)               Neither the Company nor any of its Subsidiaries has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.

(i)                 Within the last two (2) years, neither the Company nor any of its Subsidiaries has been a party to any transaction intended to qualify under Section 355 of the Code.

Section 3.14          Material Contracts.

(a)               Section 3.14(a) of the Company Disclosure Letter sets forth a complete and correct list, as of the date of this Agreement, of each Company Material Contract, a complete and correct copy of each of which has been made available to Parent. For purposes of this Agreement, “Company Material Contract” shall mean any Contract to which the Company or any of its Subsidiaries is a party, or to or by which any asset or property of the Company or any of its Subsidiaries is bound or affected, except for this Agreement, that:

(i)                 is a Contract with a Top Supplier;

(ii)              is a Contract with a Top Customer;

(iii)            constitutes a “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K under the Securities Act);

(iv)             is a joint venture, product development, alliance, partnership, shareholder or similar Contract that is material to the operation of the Company and its Subsidiaries, taken as a whole;

(v)               is a management, service consulting or similar Contract that is material to the operation of the Company and its Subsidiaries, taken as a whole;

(vi)             is an agency, sales, marketing, commission, export, customs, distribution, advertising, dealer, franchise, international or domestic sales representative or similar Contract that is material to the operation of the Company and its Subsidiaries, taken as a whole;

(vii)          is a Contract (other than those solely between or among the Company and any of its Subsidiaries) relating to Indebtedness for borrowed money of the Company or any of its Subsidiaries (whether outstanding or as may be incurred) in an amount in excess of $15,000,000;

(viii)        is a Contract (other than those solely between or among the Company or any of its Subsidiaries) relating to material Indebtedness of a third party owed to the Company or any of its Subsidiaries or any cash management agreement of the Company or any of its Subsidiaries;

(ix)             creates future payment obligations, including settlement agreements, outside the ordinary course of business in excess of $10,000,000, or creates or would create any material Encumbrance (other than a Permitted Encumbrance) on any asset of the Company or its Subsidiaries, or restricts (A) the payment of dividends or other distributions, (B) the granting of any material Encumbrance on the assets of the Company or any of its Subsidiaries or (C) the Company or any of its Subsidiaries from guaranteeing the Indebtedness of one another;

(x)               is a Contract under which the Company or any of its Subsidiaries has granted any Person registration rights (including demand and piggy-back registration rights);

(xi)             obligates the Company or any of its Subsidiaries to conduct any business on an exclusive basis with any third party that is material to the Company and its Subsidiaries, taken as a whole, or upon consummation of the Merger, will obligate Parent or any of their Subsidiaries to conduct any material business with any third party on an exclusive, requirements or “most favored nation” basis;

(xii)          is (A) a Contract between the Company or any of its Subsidiaries and (x) any Governmental Authority, (y) prime contractor (at any tier) or (z) any subcontractor (at any tier), (B) an outstanding bid, quotation or proposal by the Company or any of its Subsidiaries that, if accepted or awarded, could lead to the award of a Contract described in clause (A) above, or (c) an Order of a Governmental Authority to which the Company or any of its Subsidiaries is subject;

(xiii)        is a Contract that materially limits (A) the localities in which any business of the Company and its Subsidiaries, taken as a whole, is or is permitted to be conducted or (B) the ability of the Company or its Subsidiaries to engage in any line of business;

(xiv)         is a Contract relating to the acquisition or disposition of any business, assets or operations (whether by merger, sale of stock, sale of assets, consolidation or otherwise) with continuing or contingent obligations that would reasonably be expected to be in excess of $15,000,000;

(xv)           is a Contract restricting the Company’s or its Subsidiaries’ rights to use, practice, register, obtain or enforce any material Intellectual Property owned by the Company or any of its Subsidiaries;

(xvi)         is a Labor Agreement; or

(xvii)      is a material hedging, derivative or similar Contract (including interest rate, currency or commodity swap agreements, cap agreements, collar agreements and any similar Contract designed to protect a Person against fluctuations in interest rates, currency exchange rates or commodity prices).

(b)               Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries is in breach of or default (or, with the giving of notice or lapse of time or both, would be in default) under the terms of, and has not taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Company Material Contract, (ii) as of the date of this Agreement, to the Knowledge of the Company, no other party to any Company Material Contract is in breach of or default (or, with the giving of notice or lapse of time or both, would be in default) under the terms of, or has taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Company Material Contract and (iii) each Company Material Contract is (A) a valid and binding obligation of the Company or its Subsidiary that is a party thereto, as applicable, and, to the Knowledge of the Company, the other parties thereto, (provided that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought) and (B) in full force and effect.

Section 3.15          Related Party Transactions. No (i) current or former officer or director of the Company; (ii) beneficial owner of five percent (5%) or more of any voting securities of the Company; or (iii) any “affiliate” or “associate” of any such Person, has any interest in any Contract or property (real or personal, tangible or intangible), used in, or pertaining to the business of the Company or any of its Subsidiaries, which interest would be required to be disclosed pursuant to Item 404(a) of Regulation S-K promulgated under the Exchange Act and that have not been so disclosed in the Company SEC Documents.

Section 3.16          Intellectual Property.

(a)               Section 3.16(a) of the Company Disclosure Letter sets forth a complete and accurate list (in all material respects) of all United States and foreign (i) patents and patent applications; (ii) trademark registrations and applications (including internet domain name registrations); and (iii) copyright registrations and applications, in each case owned by the Company or any of its Subsidiaries as of the date of this Agreement. Such applications and registrations are in effect and subsisting and, to the Knowledge of the Company, valid and enforceable. The Company or one of its Subsidiaries is the sole beneficial and record owner of all such applications and registrations, free and clear of all Encumbrances other than Permitted Encumbrances.

(b)               Except as would not be, or reasonably be expected to be, individually, or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries own, validly license or have the right to use in the manner currently used, all Intellectual Property that is used in the respective businesses of the Company and its Subsidiaries as currently conducted.

(c)               To the Knowledge of the Company, except as would not be, or reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the conduct of the respective businesses of the Company and its Subsidiaries as currently conducted does not infringe upon, misappropriate or otherwise violate any Intellectual Property of any other Person. As of the date of this Agreement, there is no claim for any such infringement, misappropriation or other violation pending or, to the Knowledge of the Company, threatened, except for any such infringement, misappropriation or other violation that has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. To the Knowledge of the Company, no other Person is infringing, misappropriating or otherwise violating any Intellectual Property owned by the Company or any of its Subsidiaries, except for any such infringement, misappropriation or other violation as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(d)               Except as would not be, or reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole:

(i)                 all inventors listed in any patent application set forth in Section 3.16(a) of the Company Disclosure Letter have executed written assignments of such application and all Intellectual Property related thereto in favor of the Company or one of its Subsidiaries, as applicable;

(ii)              the Company and each of its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of the trade secrets owned, held for use or used by it;

(iii)            no current or former partner, director, equityholder, officer, or employee of the Company or its Subsidiaries will, after giving effect to the transactions contemplated hereby, own or retain any rights to use any of the Intellectual Property owned, used or held for use by the Company or its Subsidiaries;

(iv)             the consummation of the transactions contemplated hereby will not result in (A) the loss or impairment of the Company’s or its Subsidiaries’ right to own or use any Intellectual Property owned, held for use or used by the business of the Company and its Subsidiaries as it is currently conducted or (B) any obligation being imposed on Parent or any of its Subsidiaries to license to third parties Intellectual Property owned by Parent or any of its Subsidiaries as of the date hereof.

Section 3.17          Information Technology; Data Privacy.

(a)               Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries has experienced any defects in any Software or other information technology systems used or held for use by the Company or its Subsidiaries, including any material error, omission, interruption or delay in the processing of any transactions or data, and (ii) no Software used or held for use by the Company or its Subsidiaries contains any device or feature designed to disrupt, disable, or otherwise impair the functioning of any Software or any back door, time bomb, Trojan, worm, drop-dead device, or other code or routines that permit unauthorized access or the unauthorized disablement or erasure of such Software or information or data (or all parts thereof) or other Software of users.

(b)               The Company and its Subsidiaries maintain disaster recovery plans that are adequate to ensure that the computer hardware, Software and data used by the Company and its Subsidiaries can be replaced or substituted without material disruption to their respective businesses.

(c)               The Company and its Subsidiaries have adequate procedures in place to ensure internal and external security of the computer hardware, Software and data used or held for use in their respective businesses, including adequate technical, physical and organizational measures for preventing unauthorized access to Company Data, preventing the introduction of viruses and making and storing on-site and off-site back-up copies of Software and data. To the Knowledge of the Company, there have been no security breaches in the information technology systems used by the Company or any of its Subsidiaries except as would not be, or reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(d)               Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no material Software owned by the Company or any of its Subsidiaries is subject to the terms of any “open source” or other similar license that provides for any source code of such Software to be disclosed, licensed, publicly distributed or dedicated to the public.

(e)               The Company and its Subsidiaries’ data, privacy and security practices conform, and since January 1, 2019 have conformed, to all of the Privacy Commitments in all material respects. Neither the Company nor any of its Subsidiaries has received written notice of, and, to the Knowledge of the Company, there is no circumstance that would reasonably be expected to give rise to, any allegation from a Governmental Authority or other Person (including an end user) alleging or confirming non-compliance with a relevant requirement of the Privacy Commitments.

Section 3.18          Real and Personal Property.

(a)               Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company or its Subsidiaries, taken as a whole, the Company and its Subsidiaries have good and marketable title to, or valid leasehold interests in, all of their respective properties and assets, free and clear of all Encumbrances, except for Permitted Encumbrances. The Company and each of its Subsidiaries enjoy peaceful and undisturbed possession under each lease, sublease, license or other use or occupancy agreement pursuant to which the Company or any of its Subsidiaries leases, subleases, licenses or otherwise uses or occupies real property (such real property, the “Leased Real Property” and each, together with all amendments or modifications thereto and guaranties thereof, a “Real Property Lease”), except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Schedule 3.18(a) sets forth, as of the date of this Agreement, (i) all of the real property that is owned by the Company or any Subsidiary (the “Owned Real Property”) and (ii) all of the material Leased Real Property.

(b)               Each Real Property Lease is a valid and binding obligation of the Company or any of its Subsidiaries that is a party thereto, as applicable, and to the Knowledge of the Company, the other parties thereto and is in full force and effect, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; provided that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive relief and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.

(c)               Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is in default under, and there is no event that with notice, lapse of time, or both, would constitute a default by Company or any of its Subsidiaries under, the provisions of any Real Property Lease, and to the Company’s Knowledge, no other party to a Real Property Lease is in default under, and there is no event that with notice, lapse of time, or both, would constitute a default by such other party under, any Real Property Lease. Neither the Company nor any of its Subsidiaries has received any written communication from, or given any written communication to, or to the Knowledge of the Company, received or given any other type of communication from or to, any other party to a Real Property Lease alleging that the Company, any of its Subsidiaries or such other party, as the case may be, is in default under such Real Property Lease.

(d)               The Leased Real Property, together with the Owned Real Property, are referred to herein collectively as the “Real Property”. Except as set forth in Section 3.18(d) of the Company Disclosure Letter, no Person, other than the Company or a Subsidiary of the Company, possesses, uses or occupies all or any portion of any Real Property. There are no outstanding options or rights of first refusal to purchase the Owned Real Property. Neither the Company nor any Subsidiary of the Company is a party to any agreement, right of first offer, right of first refusal or option with respect to the purchase or sale of any real property or interest therein. There are no pending or, to the Knowledge of the Company, threatened Proceedings to take all or any portion of the Real Property or any interest therein by eminent domain or any condemnation proceeding (or the jurisdictional equivalent thereof) or any sale or disposition in lieu thereof or to change or redefine the zoning classification of all or any portion of the Real Property, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e)               Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all improvements located on the Real Property are in good condition (ordinary wear and tear excepted). The Real Property is all of the material real property used in connection with the operation of the business of the Company and its Subsidiaries as currently conducted.

Section 3.19          Environmental. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)               the Company and its Subsidiaries are and, except for matters which have been resolved, have been in compliance with all applicable Environmental Laws, including possessing and complying with the terms of all Company Permits required for their operations under applicable Environmental Laws;

(b)               as of the date of this Agreement, there is no pending or, to the Knowledge of the Company, threatened Proceeding pursuant to any Environmental Law against the Company or any of its Subsidiaries. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received notice or a request for information from any Person, including any Governmental Authority, alleging that the Company or any of its Subsidiaries has been or is in actual or potential violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, which violation or liability is unresolved. Neither the Company nor any of its Subsidiaries is a party or subject to any Order pursuant to Environmental Law;

(c)               there have been no Releases of Hazardous Materials on or underneath any location that has resulted, or is reasonably likely to result in an obligation by the Company or any of its Subsidiaries to remediate such Releases pursuant to applicable Environmental Law or otherwise result in liability to the Company or any of its Subsidiaries pursuant to applicable Environmental Law with respect to such Releases; and

(d)               the Company has delivered or otherwise made available for inspection to the Parent copies of any material reports, investigations, audits, assessments (including Phase I or II environmental site assessments), studies or other material documents in the possession of or reasonably available to the Company or any of its Subsidiaries pertaining to: (i) any unresolved claims arising under or related to any Environmental Law; (ii) any Hazardous Materials in, on, beneath or adjacent to any property currently or formerly owned, operated or leased by the Company or any of its Subsidiaries; or (iii) the Company’s or any of its Subsidiaries’ compliance with applicable Environmental Laws.

Section 3.20        Customers and Suppliers. Except as set forth in Section 3.20 of the Company Disclosure Letter, none of (a) the ten (10) largest customers (by revenue) of the businesses of the Company and its Subsidiaries during the two (2) years prior to the date of this Agreement (each, a “Top Customer”) or (b) the ten (10) largest suppliers (by cost) of the businesses of the Company and its Subsidiaries during the two (2) years prior to the date of this Agreement or any sole source supplier that is material to the business of the Company and its Subsidiaries (each, a “Top Supplier”) has canceled or otherwise terminated, or to the Knowledge of the Company, threatened to cancel or otherwise terminate, its relationship with the Company or any of its Subsidiaries or to decrease materially the quantity of products or services purchased from or sold to, respectively, the businesses of the Company or any of its Subsidiaries since January 1, 2019, outside of ordinary cyclical fluctuations in business from the placing and fulfillment of Contracts.

Section 3.21        Products. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2019, (a) each product developed, manufactured, marketed, sold, leased or distributed by the Company or any of its Subsidiaries (each, a “Company Product”) has been free of defects and in conformity with all applicable contractual specifications, applicable statutory requirements and all express and implied warranties made by the Company or any of its Subsidiaries, (b) neither the Company nor any of its Subsidiaries has any liability for replacement or repair of any Company Product or other damages in connection therewith, (c) there has not been any recall or post-sale warning concerning any Company Product and (d) neither the Company nor any of its Subsidiaries has received any written, or, to the Knowledge of the Company, oral notice of any product liability Proceeding by or before any Governmental Authority relating to any Company Product. There are not presently any pending, or, to the Knowledge of the Company, threatened, Proceedings relating to any alleged hazard or alleged defect in design, manufacture, materials or workmanship relating to any Company Product.

Section 3.22        Foreign Corrupt Practices Act; Anti-Corruption(a).

(a)               Since January 1, 2016, neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any director, officer, employee, stockholder, agent or representative (including any distributor, reseller, systems integrator, value-added reseller, consultant, independent contractor, referral partner or other channel partner) of the Company or its Subsidiaries, has directly or indirectly made, offered to make, or attempted to make any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person, private or public, regardless of what form, whether in money, property or services, in violation of the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act 2010, laws promulgated pursuant to the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or any other applicable Law, rule or regulation relating to anti-corruption or anti-bribery (collectively, the “Anti-Corruption Laws”). Without limiting the foregoing, neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company or its Subsidiaries, any director, officer, employee, stockholder, agent or representative (including any distributor, reseller, systems integrator, value-added reseller, consultant, independent contractor, referral partner or other channel partner) of the Company, has directly or indirectly offered or given anything of value to (i) any foreign official, any foreign political party or official thereof or any candidate for political office or (ii) any Person, while knowing that all or a portion of such thing of value will be offered, given or promised, directly or indirectly, to any foreign official, to any foreign political party or official thereof or to any candidate for foreign political office for the purpose of the following: (A) influencing any act or decision of such foreign official, political party, party official or candidate in his, her or its official capacity, including influencing such foreign official, political party, party official or candidate to do or omit to do any act in violation of the lawful duty of such foreign official, political party, party official or candidate, or securing any improper advantage or (B) inducing such foreign official, political party, party official or candidate to use his, her or its influence with a foreign Governmental Authority or instrumentality thereof to affect or influence any act or decision of such Governmental Authority or instrumentality, in order to assist the Company or any Subsidiaries in obtaining or retaining business for or with, or directing business to, any Person.

(b)               To the Knowledge of the Company, neither the Company nor any of its Subsidiaries or Affiliates nor any of their respective Representatives (i) is under external or internal investigation for (A) any potential violation of the Anti-Corruption Laws, (B) any alleged irregularity, misstatement or omission arising under or relating to any Contract between such Person and any Governmental Authority, or any instrumentality thereof or (C) any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment or the provision of anything of value, directly or indirectly, to a foreign official, any foreign political party or official thereof or any candidate for foreign political office, (ii) has received any notice or other communication (in writing or otherwise) from any Governmental Authority regarding any actual, alleged or potential violation of, or failure to comply with, any Anti-Corruption Laws or (iii) is or has been since January 1, 2016, the subject of any internal complaint, audit or review process regarding allegations of potential violation of the Anti-Corruption Laws.

(c)               The Company and its Subsidiaries and Affiliates have at all times since January 1, 2016, maintained an adequate system or systems of internal controls reasonably designed to (i) ensure compliance with the Anti-Corruption Laws and (ii) prevent and detect violations of the Anti-Corruption Laws.

(d)               Since January 1, 2016, neither the Company nor any of its Subsidiaries has made any disclosure (voluntary or otherwise) to any Governmental Authority with respect to any alleged irregularity, misstatement or omission or other potential violation or liability arising under or relating to any applicable Anti-Corruption Laws.

Section 3.23        Customs and International Trade Laws.

(a)               To the Knowledge of the Company, since January 1, 2016, the Company and its Subsidiaries have been in compliance with all applicable Customs and International Trade Laws and there are no unresolved formal claims or other Proceedings concerning the liability of any of the Company or its Subsidiaries under such Laws. Without limiting the foregoing, (i) since January 1, 2016, each director, officer, employee, and, to the Knowledge of the Company, agent of the Company or any of its Subsidiaries has been in compliance with all applicable Customs and International Trade Laws; (ii) at all times since January 1, 2016, the Company, its Subsidiaries and Persons acting on their behalf have obtained all required import and export licenses and all other Customs and International Trade Authorizations; (iii) since January 1, 2016, no Governmental Authority has initiated any Proceedings or imposed any civil or criminal fine, penalty, seizure, forfeiture, revocation of a Customs and International Trade Authorization, debarment or denial of future Customs and International Trade Authorizations against any of the Company or its Subsidiaries or any of their respective directors, officers, employees or, to the Knowledge of the Company, agents in connection with any actual or alleged violation of any applicable Customs and International Trade Laws; and (iv) since January 1, 2016, there have been no claims, investigations or requests for information by a Governmental Authority with respect to the Company’s and its Subsidiaries’ Customs and International Trade Authorizations and compliance with applicable Customs and International Trade Laws.

(b)               Neither the Company nor any of its Subsidiaries, nor any director, officer, employee, or agent thereof, is a Sanctioned Person.

(c)               Each of the Company and its Subsidiaries has in place adequate controls and systems reasonably designed to ensure compliance with applicable Customs and International Trade Laws in each of the jurisdictions in which the Company or any of its Subsidiaries conduct business.

(d)               Since January 1, 2016, neither the Company nor any of its Subsidiaries has made any disclosure (voluntary or otherwise) to any Governmental Authority with respect to any alleged irregularity, misstatement or omission, or other potential violation or liability arising under or relating to any applicable Customs and International Trade Laws.

Section 3.24        Insurance. The Company and its Subsidiaries have paid, or caused to be paid, all premiums due under all material insurance policies of the Company and its Subsidiaries, and all such insurance policies are in full force and effect, other than as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received written notice that they are in default with respect to any obligations under such policies other than as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice of cancellation or termination with respect to any existing material insurance policy, or refusal or denial of any material coverage, reservation of rights or rejection of any material claim under any existing material insurance policy, in each case that is held by, or for the benefit of, the Company or any of its Subsidiaries, other than as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.25        Takeover Statutes. The Company Board has taken such actions and votes as are necessary to render the provisions of any “fair price,” “moratorium,” “control share acquisition” or any other takeover or anti-takeover statute or similar federal or state Law (including Section 203 of the DGCL) inapplicable to this Agreement, the Voting Agreement, the Merger or any other transactions contemplated by this Agreement.

Section 3.26        Brokers. No investment banker, broker or finder other than Morgan Stanley & Co. LLC, the fees and expenses of which will be paid by the Company, is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates. True, correct and complete copies of all engagement letters in effect between the Company and Morgan Stanley & Co. LLC for the provision of financial advisory services have been made available to Parent.

Section 3.27        Opinion of Financial Advisor. The Company Board has received the opinion (or an oral opinion to be confirmed in writing) of its financial advisor, Morgan Stanley & Co. LLC to the effect that, as of the date of such opinion, and based upon and subject to the limitations, assumptions and qualifications and other matters set forth in the written opinion, the Exchange Ratio is fair from a financial point of view to the holders of shares of Company Common Stock. Such opinion has not been materially amended or rescinded as of the date of this Agreement. Promptly after the date of this Agreement, a true, correct and complete copy of such opinion in written form will be made available to Parent for informational purposes.

Section 3.28        No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or any other information provided to Parent or Merger Sub in connection with the transactions contemplated by this Agreement, including the accuracy, completeness or timeliness thereof. Neither the Company nor any of its Subsidiaries has made or makes any representation or warranty with respect to any projections, estimates or budgets made available to the public, Parent, Merger Sub or their Affiliates of future revenues, future production, future results of operations (or any component thereof), future cash flows, the future financial condition (or any component thereof) or the future business and operations of the Company and its Subsidiaries.

Article IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except (i) as disclosed in the Parent SEC Documents filed with (or furnished to) the SEC by Parent on or after December 31, 2019 and at least two Business Days prior to the date of this Agreement (but in each case excluding any risk factor or similar non-specific disclosure contained under the heading “Risk Factors” or in any “forward-looking statements” legend or any similar non-specific, predictive, precautionary or forward-looking statements) and to the extent publicly available on EDGAR or (ii) as disclosed in the particular section or subsection of the Parent Disclosure Letter expressly referenced therein (it being understood and agreed that any information set forth in one section or subsection of the Parent Disclosure Letter also shall be deemed to apply to each other section and subsection of this Agreement to which its applicability is reasonably apparent on its face from the text of the disclosure), Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company as follows:

Section 4.1            Organization; Qualification. Each of Parent, Merger Sub and their respective Subsidiaries is (i) a legal entity duly organized and validly existing under the laws of the jurisdiction of its incorporation, formation or organization, as applicable, and (ii) has the requisite corporate or similar power and authority to conduct its business as it is now being conducted and to own, lease and operate its properties and assets in the manner in which its properties and assets are currently operated, except where the failure to be so validly existing and authorized has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent, Merger Sub and their respective Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the character or location of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The Parent Organizational Documents have been made available to the Company and are in full force and effect, and neither Parent nor Merger Sub, as applicable, is in violation of any of the provisions thereof.

Section 4.2            Capitalization; Subsidiaries.

(a)               As of the close of business on the Capitalization Date, the authorized capital stock of Parent consisted of (i) 95,000,000 shares of Parent Common Stock, 55,628,004 of which were issued and outstanding and 8,023,769 of which were held by Parent as treasury stock, and (ii) 2,000,000 shares of preferred stock of Parent, par value $0.01 per share, no shares of which were outstanding. There are no other authorized classes of capital stock of Parent and, except for the Parent Convertible Notes, no bonds, debentures, notes or other Indebtedness of Parent having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of capital stock of Parent may vote authorized, issued or outstanding. As of the close of business on the Capitalization Date, there were (A) no outstanding options representing shares of Parent Common Stock, (B) outstanding Parent Equity Awards representing 751,969 shares of Parent Common Stock, of which (x) 352,324 were Parent RSU Awards and (y) 399,645 were Parent Restricted Stock Awards that are included in the number of shares of issued and outstanding Parent Common Stock set forth in subclause (i) above and (C) 7,729,225 shares of Parent Common Stock reserved for issuance upon conversion of the Parent Convertible Notes.

(b)               All of the issued and outstanding shares of Parent Common Stock have been, and all of the shares of Parent Common Stock that may be issued pursuant to the Parent Equity Awards or the Parent Convertible Notes will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, and, along with the shares of Parent Common Stock issuable pursuant to this Agreement (subject to obtaining the Parent Stockholder Approval), are, or will be when issued, fully paid, nonassessable and free of preemptive rights. All of the outstanding Parent Common Stock has been sold pursuant to an effective registration statement filed under the federal Securities Laws or an appropriate exemption therefrom.

(c)               As of the date of this Agreement, other than as set forth in Section 4.2(a), there are no (i) existing options, warrants, calls, preemptive rights, subscriptions or other rights, restricted stock awards, restricted stock unit awards, convertible securities, agreements, arrangements or commitments of any kind obligating Parent or any of its Subsidiaries to issue, transfer, register or sell, or cause to be issued, transferred, registered or sold, any shares of capital stock of, or other equity interests in, Parent or any of its Subsidiaries or securities convertible into or exchangeable for such shares, or obligating Parent to grant, extend or enter into such options, warrants, calls, preemptive, subscriptions or other rights, restricted stock awards, restricted stock unit awards, convertible securities, agreements, arrangements or commitments, (ii) outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock or other equity interests of Parent or any of its Subsidiaries or any securities representing the right to purchase or otherwise receive any capital stock or other equity interests of Parent or any of its Subsidiaries, (iii) agreements with any Person to which Parent or any of its Subsidiaries is a party (A) restricting the transfer of the capital stock or other equity interests of Parent or any of its Subsidiaries or (B) affecting the voting rights of capital stock or other equity interests of Parent or any of its Subsidiaries (including stockholder agreements, voting trusts or similar agreements), (iv) outstanding or authorized equity or equity-based compensation awards, including any equity appreciation rights, security-based performance units, “phantom” stock, profit-participation or other security rights issued by Parent or any of its Subsidiaries, or other agreements, arrangements or commitments of any character (contingent or otherwise) to which Parent or any of its Subsidiaries is party, in each case pursuant to which any Person is entitled to receive any payment from Parent based in whole or in part on the value of any capital stock or other equity interests of Parent or any of its Subsidiaries or (v) outstanding obligations of Parent or any of its Subsidiaries to accelerate the vesting of any of its capital stock or other equity securities pursuant to the terms of any Parent Equity Awards.

(d)               All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Acquiror and beneficially owned by Parent. Merger Sub has no outstanding options, warrants, rights or any other agreements pursuant to which any Person other than Acquiror may acquire any equity security of Merger Sub.

Section 4.3            Authority Relative to Agreement.

(a)               Each of Parent, Acquiror and Merger Sub have all necessary corporate power and authority to execute, deliver and perform their respective obligations under this Agreement and, subject (in the case of the issuance of shares of Parent Common Stock in connection with the Merger) to obtaining the Parent Stockholder Approval, to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by Parent, Acquiror and Merger Sub, and the consummation by Parent, Acquiror and Merger Sub of the transactions contemplated by this Agreement, have been duly and validly authorized by all necessary corporate action by Parent, Acquiror and Merger Sub, and (in the case of the issuance of shares of Parent Common Stock in connection with the Merger, except for the (i) receipt of the Parent Stockholder Approval and (ii) filing of the Certificate of Merger with the Delaware Secretary of State) no other corporate action or proceeding on the part of Parent, Acquiror or Merger Sub is necessary to authorize the execution, delivery and performance of this Agreement by Parent, Acquiror and Merger Sub and the consummation by Parent, Acquiror and Merger Sub of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by Parent, Acquiror and Merger Sub and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of each of Parent, Acquiror and Merger Sub, enforceable against each of Parent, Acquiror and Merger Sub in accordance with its terms, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (B) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.

(b)               The Parent Board and the board of directors of Merger Sub have, by resolutions unanimously adopted thereby, (i) approved this Agreement and the transactions contemplated by this Agreement, (ii) determined that this Agreement and the transactions contemplated by this Agreement are advisable and in the best interests of Parent and Merger Sub and their respective stockholders, as applicable, (iii) in the case of the Parent Board, directed that the Parent Stock Issuance be submitted to a vote at the Parent Stockholders’ Meeting and (iv) in the case of the Parent Board, resolved to make the Parent Recommendation. Acquiror, acting in its capacity as the sole stockholder of Merger Sub, has approved and adopted this Agreement. As of the date of this Agreement, none of the aforesaid actions by the Parent Board or the board of directors of Merger Sub have been amended, rescinded or modified.

Section 4.4          Vote Required. The approval of the Parent Stock Issuance by the affirmative vote of the holders of outstanding Parent Common Stock representing a majority of votes cast at the Parent Stockholders’ Meeting with respect thereto (the “Parent Stockholder Approval”) is the only vote of holders of securities of Parent that is required in connection with the consummation of the transactions contemplated by this Agreement.

Section 4.5         No Conflict; Required Filings and Consents.

(a)               Neither the execution and delivery of this Agreement by Parent and Merger Sub nor the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement, nor compliance by Parent and Merger Sub with any of the terms or provisions of this Agreement, will (i) violate any provision of the Parent Organizational Documents or the certificate of incorporation or bylaws (or equivalent organizational documents) of any Subsidiary of the Company, (ii) assuming that the Consents, registrations, declarations, filings and notices referenced in Section 4.5(b) have been obtained or made, conflict with or violate any Law applicable to Parent, Merger Sub or their respective Subsidiaries or by which any property or asset of Parent, Merger Sub or their respective Subsidiaries is bound or affected or (iii) violate, conflict with or result in any breach of any provision of, or loss of any benefit, or constitute a default (with or without notice or lapse of time, or both) under, give rise to any right of termination, acceleration or cancellation of or require the Consent of, notice to or filing with any third party pursuant to any of the terms or provisions of any Contract to which Parent, Merger Sub or any of their respective Subsidiaries is a party, or by which any property or asset of Parent, Merger Sub or any of their respective Subsidiaries is bound or affected, or result in the creation of any Encumbrance, other than any Permitted Encumbrance, upon any of the property or assets of Parent, Merger Sub or any of their respective Subsidiaries, other than, in the case of clauses (ii) and (iii), any such conflict, violation, breach, default, termination, acceleration, cancellation or Encumbrance that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)               No Consent of, registration, declaration or filing with or notice to any Governmental Authority is required to be obtained or made by or with respect to Parent or Merger Sub in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated by this Agreement, other than (i) applicable requirements of and filings with the SEC under the Exchange Act or the Securities Act, (ii) the filing of the Certificate of Merger with the Delaware Secretary of State, (iii) applicable requirements under corporation, state securities or “blue sky” laws of various states, (iv) compliance with applicable rules and regulations of NASDAQ, (v) such other items required solely by reason of the participation of the Company in the transactions contemplated by this Agreement, (vi) compliance with and filings or notifications under Antitrust Laws and (vii) such other Consents, registrations, declarations, filings or notices the failure of which to be obtained or made has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.6         Parent SEC Documents; Financial Statements.

(a)               Since January 1, 2019, Parent has timely filed with (or furnished to) the SEC all forms, reports, schedules, statements, exhibits and other documents (including exhibits, financial statements and schedules thereto and all other information incorporated therein and amendments and supplements thereto) required by it to be filed (or furnished) under the Exchange Act or the Securities Act (collectively, the “Parent SEC Documents”). As of its filing (or furnishing) date or, if amended prior to the date of this Agreement, as of the date of the last such amendment, each Parent SEC Document complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be. As of its filing date or, if amended prior to the date of this Agreement, as of the date of the last such amendment, each Parent SEC Document filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each Parent SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective prior to the date of this Agreement, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no amendments or modifications to Parent SEC Documents that were required to be filed with (or furnished to) the SEC prior to the date of this Agreement, but that have not yet been filed with (or furnished to) the SEC. No Subsidiary of Parent is subject to the periodic reporting requirements of the Exchange Act. All of the audited financial statements and unaudited interim financial statements of Parent included in Parent SEC Documents (i) comply in all material respects with the applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; (ii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim financial statements, as may be permitted under Form 10-Q of the Exchange Act); and (iii) fairly present in all material respects the financial position, the stockholders’ equity, the results of operations and cash flows of Parent and its consolidated Subsidiaries as of the times and for the periods referred to therein (except as may be indicated in the notes thereto and subject, in the case of unaudited interim financial statements, to normal and recurring year-end adjustments).

(b)               Prior to the date of this Agreement, Parent furnished to the Company complete and correct copies of all comment letters from the SEC since January 1, 2019 through the date of this Agreement with respect to any of the Parent SEC Documents, together with all written responses of Parent thereto, in each case, that are not publicly available on the SEC EDGAR system. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any of the Parent SEC Documents, and, to the Knowledge of Parent, none of the Parent SEC Documents is subject to ongoing SEC review.

(c)               Parent is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of NASDAQ.

(d)               Parent maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) designed to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of financial statements for external purposes in conformity with GAAP. Parent has evaluated the effectiveness of Parent’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q or any amendment thereto its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Parent has disclosed, based on the most recent evaluation of internal control over financial reporting prior to the date of this Agreement, to Parent’s auditors and the audit committee of the Parent Board (and made available to Parent a summary of the significant aspects of such disclosure, if any) (i) all “significant deficiencies” and “material weaknesses” (as such terms are defined in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement) in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves senior management or other employees who have a significant role in Parent’s internal control over financial reporting. Parent has not identified any material weaknesses in the design or operation of Parent’s internal control over financial reporting.

(e)               Parent maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) designed to ensure that all information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Parent required under the Exchange Act with respect to such reports.

(f)                To the Knowledge of Parent, since January 1, 2019 through the date of this Agreement, there have been no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or threatened, in each case regarding any accounting practices of Parent or any of its Subsidiaries or any malfeasance by any director or executive officer of Parent or any of its Subsidiaries.

(g)               Each of the principal executive officer of Parent and the principal financial officer of Parent (or each former principal executive officer of Parent and each former principal financial officer of Parent, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to Parent SEC Documents, and the statements contained in such certifications are true and accurate. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Parent does not have, and has not arranged any, outstanding “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act.

(h)               Since January 1, 2019, (i) neither Parent nor any of its Subsidiaries has received any material written, or, to the Knowledge of Parent, oral complaint, allegation, assertion or claim regarding accounting, internal accounting controls, auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries, or unlawful accounting or auditing matters with respect to Parent or any of its Subsidiaries and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a violation of Securities Laws, breach of fiduciary duty or similar violation by Parent or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Parent Board or any committee thereof or to the general counsel or chief executive officer of Parent pursuant to the rules of the SEC adopted under Section 307 of the Sarbanes-Oxley Act.

(i)                 Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, on the other hand), including any structured finance, special purpose or limited purpose entity or Person, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Securities Act), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in Parent SEC Documents (including any audited financial statements and unaudited interim financial statements of Parent included therein).

Section 4.7          Absence of Certain Changes or Events. Since December 31, 2020 through the date of this Agreement, (a) the respective businesses of Parent and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice, except for any reasonable and good faith actions taken or omitted to be taken, or any plans, procedures and practices adopted, solely to the extent necessary to preserve the property and assets of Parent and its Subsidiaries or to protect the safety or health of personnel of Parent and its Subsidiaries in connection with the COVID-19 pandemic, (b) there has not been any event, development or state of circumstances that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and (c) neither Parent nor any of its Subsidiaries has taken any action that, if it had been taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Sections 5.2(d), 5.2(f), 5.2(h), or 5.2(i) (with respect to Section 5.2(i), solely as it relates to the foregoing Sections 5.2(d), 5.2(f) and 5.2(h)).

Section 4.8          No Undisclosed Liabilities. Except for liabilities or obligations (a) as (and to the extent) reflected, disclosed or reserved against in Parent’s financial statements (or the notes thereto) included in Parent’s Annual Report on Form 10-K filed with the SEC on March 3, 2021, (b) incurred in the ordinary course of business consistent with past practice since December 31, 2020, (c) incurred in connection with the transactions contemplated hereby in compliance with the terms of this Agreement or (d) that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent, absolute or otherwise and whether or not required to be reflected in such financial statements (or the notes thereto) in accordance with GAAP.

Section 4.9         Litigation. As of the date of this Agreement, (a) there is no Proceeding pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or any asset or property of Parent or any of its Subsidiaries, and (b) there is no Order outstanding against, or involving, Parent or any of its Subsidiaries or any asset or property of Parent or any of its Subsidiaries that, in each case, (i) has been, or would reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole or (i) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

Section 4.10        Permits; Compliance with Laws.

(a)               (i) Parent and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, exemptions, consents, certificates, approvals, listings, registrations, clearances, orders and other authorizations necessary for Parent and its Subsidiaries to own, lease and operate their respective properties and assets and to carry on their respective businesses as now being conducted under and pursuant to all applicable Laws (the “Parent Permits”), (ii) all such Parent Permits are in full force and effect and (iii) as of the date of this Agreement, no suspension, cancellation, withdrawal or revocation thereof is pending or, to the Knowledge of Parent, threatened, except where the failure to be in possession of, failure to be in full force and effect or the suspension, cancellation, withdrawal or revocation thereof has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)               Since January 1, 2019, Parent and its Subsidiaries have been and are in compliance with (i) all applicable Laws and (ii) all Parent Permits, except where any failure to be in such compliance has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)               Since January 1, 2019 through the date of this Agreement, to the Knowledge of Parent, neither Parent nor any of its Subsidiaries nor any of their respective directors, officers or employees, has received any written or oral notification from a Governmental Authority asserting that Parent or any of its Subsidiaries is, or is suspected of, alleged to be or under investigation for being, not in compliance in all material respects with any Laws or Parent Permits.

Section 4.11        Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or any of its Subsidiaries for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading and (b) the Joint Proxy Statement will, at the date it, or any amendment or supplement to it, is mailed to stockholders of the Company and stockholders of Parent and at the time of the Company Stockholders’ Meeting and at the time of the Parent Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by Parent regarding such portions thereof that relate expressly to the Company or any of its Subsidiaries, or to statements made therein based on information supplied by or on behalf of the Company for inclusion or incorporation by reference therein). The Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act.

Section 4.12        Employee Benefit Plans.

(a)               Except as has not been, and would reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole, (i) each of the Parent Benefit Plans has been established, adopted, operated, maintained and administered in accordance with its terms and applicable Laws, including ERISA and the Code, (ii) all payments and contributions required to be made under the terms of any Parent Benefit Plan and applicable Laws have been timely made or accrued or otherwise adequately reserved to the extent required by and in accordance with GAAP and (iii) neither Parent nor any of its Subsidiaries or, to the Knowledge of Parent, any third party, has engaged in any non-exempt “prohibited transaction” (within the meaning of Section 4975 of the Code or Section 406 of ERISA) with respect to any Parent Benefit Plan that would result in the imposition of any liability to Parent or any of its Subsidiaries.

(b)               Each Parent Benefit Plan intended to be qualified under Section 401(a) of the Code has either received a favorable determination letter from the IRS with respect to such Parent Benefit Plan as to its qualified status under the Code, or with respect to a prototype Parent Benefit Plan, the prototype sponsor has received a favorable IRS opinion letter, or the Parent Benefit Plan or prototype sponsor has remaining a period of time under applicable Code regulations or pronouncements of the IRS in which to apply for such a letter and make any amendments necessary to obtain a favorable determination or opinion as to the qualified status of each such Parent Benefit Plan. To the Knowledge of Parent, no event has occurred since the most recent determination or opinion letter or application therefor relating to any such Parent Benefit Plan and no condition exists that has been or would reasonably be expected to adversely affect the qualified status of any such Parent Benefit Plan or result in the imposition of any material liability, penalty or tax under ERISA or the Code.

(c)               Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole, neither Parent nor any Parent ERISA Affiliate operates, maintains, contributes to, is required to contribute to or sponsors (or has in the past six (6) years established, operated, maintained, contributed to, was required to contribute to or sponsored) (i) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (ii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code), (iii) a “single-employer plan” (within the meaning of Section 4001(a)(15) of ERISA), or (iv) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(d)               Except as would not be, or would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole, as of the date of this Agreement there are no claims pending, or, to the Knowledge of Parent, threatened Proceedings, disputes or claims (other than routine claims for benefits) against or affecting any Parent Benefit Plan, by any employee or beneficiary covered under such Parent Benefit Plan, as applicable, or otherwise involving such Parent Benefit Plan.

(e)               Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole, each Parent Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been operated and administered in all material respects in operational compliance with, and is in all material respects in documentary compliance with, Section 409A of the Code and its purpose, and no amount under any such plan, agreement or arrangement is or has been subject to the interest and additional Tax set forth under Section 409A(a)(1)(B) of the Code.

(f)                Parent and its Subsidiaries are, and since January 1, 2019 have been, in compliance with the terms of the Parent Benefits Plans, any applicable Labor Agreement and all applicable Laws respecting or relating to recruitment, employment and employment practices, and agency and other workers, including all Laws respecting terms and conditions of employment, health and safety, wages and hours, worker classification, child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance, except where failure to comply has not been, and would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole.

Section 4.13        Taxes.

(a)               Parent and each of its Subsidiaries have (i) timely filed or caused to be timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them and all such filed Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects and (ii) paid all material Taxes due and owing (whether or not shown on such Tax Returns), except, in the case of clause (ii) hereof, with respect to Taxes contested in good faith by appropriate Proceedings and for which adequate reserves or accruals have been established in accordance with GAAP.

(b)               The unpaid Taxes of Parent and its Subsidiaries did not, as of the date of their most recent consolidated financial statements included in the Parent SEC Documents prior to the date of this Agreement, materially exceed the reserve or accrual for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of such consolidated financial statements (rather than in any notes thereto). Since the date of their most recent consolidated financial statements, neither Parent nor any of its Subsidiaries has incurred any material liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice.

(c)               As of the date of this Agreement, there are no pending, threatened in writing or ongoing audits, examinations, investigations or other Proceedings by any Governmental Authority in respect of material Taxes of or with respect to Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries has waived any statute of limitations with respect to material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency. No written claim has been made by any Governmental Authority in a jurisdiction where Parent or any of its Subsidiaries does not currently file a Tax Return that it is or may be subject to taxation by that jurisdiction in respect of Taxes that would be covered by or the subject of such Tax Return, nor has any such assertion been threatened or proposed in writing and received by Parent or any of its Subsidiaries.

(d)               All Taxes that Parent or any of its Subsidiaries are or were required by Law to withhold or collect have been duly and timely withheld or collected in all material respects on behalf of its respective employees, independent contractors or other third parties and, have been timely paid to the proper Governmental Authority or other Person or properly set aside in accounts for this purpose.

(e)               Neither Parent nor any of its Subsidiaries has ever been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is Parent or any of its Subsidiaries), and neither Parent nor any of its Subsidiaries has any liability for Taxes of any other Person (other than Taxes of Parent or any Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of foreign, state or local law), as a transferee or successor, by Contract or otherwise.

(f)                Neither Parent nor any of its Subsidiaries is a party to or is bound by any Tax sharing, Tax allocation or Tax indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Parent and its Subsidiaries or customary commercial Contracts entered into in the ordinary course of business, the principle subject matter of which is not Taxes) that will not be terminated on or before the Closing Date without any future liability to the Company or its Subsidiaries.

(g)               There are no Encumbrances for Taxes on any of the assets of Parent or any of its Subsidiaries other than Permitted Encumbrances.

(h)               Neither Parent nor any of its Subsidiaries has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.

(i)                 Within the last two (2) years, neither Parent nor any of its Subsidiaries has been a party to any transaction intended to qualify under Section 355 of the Code.

Section 4.14        Data Privacy. Parent and its Subsidiaries’ data, privacy and security practices conform, and since January 1, 2019 have conformed, to all of the Privacy Commitments in all material respects. Neither Parent nor any of its Subsidiaries has received written notice of, and, to the Knowledge of Parent, there is no circumstance that would reasonably be expected to give rise to, any allegation from a Governmental Authority or other Person (including an end user) alleging or confirming non-compliance with a relevant requirement of the Privacy Commitments.

Section 4.15        Environmental. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a)               Parent and its Subsidiaries are and, except for matters which have been resolved, have been in compliance with all applicable Environmental Laws, including possessing and complying with the terms of all Parent Permits required for their operations under applicable Environmental Laws;

(b)               as of the date of this Agreement, there is no pending or, to the Knowledge of Parent, threatened Proceeding pursuant to any Environmental Law against Parent or any of its Subsidiaries. As of the date of this Agreement, neither Parent nor any of its Subsidiaries has received notice or a request for information from any Person, including any Governmental Authority, alleging that Parent or any of its Subsidiaries has been or is in actual or potential violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, which violation or liability is unresolved. Neither Parent nor any of its Subsidiaries is a party or subject to any Order pursuant to Environmental Law; and

(c)               there have been no Releases of Hazardous Materials on or underneath any location that has resulted, or is reasonably likely to result in an obligation by Parent or any of its Subsidiaries to remediate such Releases pursuant to applicable Environmental Law or otherwise result in liability to Parent or any of its Subsidiaries pursuant to applicable Environmental Law with respect to such Releases.

Section 4.16             Foreign Corrupt Practices Act; Anti-Corruption.

(a)               Since January 1, 2016, neither Parent nor any of its Subsidiaries, nor, to the Knowledge of Parent, any director, officer, employee, stockholder, agent or representative (including any distributor, reseller, systems integrator, value-added reseller, consultant, independent contractor, referral partner or other channel partner) of Parent or its Subsidiaries, has directly or indirectly made, offered to make, or attempted to make any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person, private or public, regardless of what form, whether in money, property or services, in violation of Anti-Corruption Laws. Without limiting the foregoing, neither Parent nor any of its Subsidiaries, nor, to the Knowledge of Parent or its Subsidiaries, any director, officer, employee, stockholder, agent or representative (including any distributor, reseller, systems integrator, value-added reseller, consultant, independent contractor, referral partner or other channel partner) of Parent, has directly or indirectly offered or given anything of value to (i) any foreign official, any foreign political party or official thereof or any candidate for political office or (ii) any Person, while knowing that all or a portion of such thing of value will be offered, given or promised, directly or indirectly, to any foreign official, to any foreign political party or official thereof or to any candidate for foreign political office for the purpose of the following: (A) influencing any act or decision of such foreign official, political party, party official or candidate in his, her or its official capacity, including influencing such foreign official, political party, party official or candidate to do or omit to do any act in violation of the lawful duty of such foreign official, political party, party official or candidate, or securing any improper advantage or (B) inducing such foreign official, political party, party official or candidate to use his, her or its influence with a foreign Governmental Authority or instrumentality thereof to affect or influence any act or decision of such Governmental Authority or instrumentality, in order to assist Parent or any Subsidiaries in obtaining or retaining business for or with, or directing business to, any Person.

(b)               To the Knowledge of Parent, neither Parent nor any of its Subsidiaries or Affiliates nor any of their respective Representatives (i) is under external or internal investigation for (A) any potential violation of the Anti-Corruption Laws, (B) any alleged irregularity, misstatement or omission arising under or relating to any Contract between such Person and any Governmental Authority, or any instrumentality thereof or (C) any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment or the provision of anything of value, directly or indirectly, to a foreign official, any foreign political party or official thereof or any candidate for foreign political office, (ii) has received any notice or other communication (in writing or otherwise) from any Governmental Authority regarding any actual, alleged or potential violation of, or failure to comply with, any Anti-Corruption Laws or (iii) is or has been since January 1, 2016, the subject of any internal complaint, audit or review process regarding allegations of potential violation of the Anti-Corruption Laws.

(c)               Parent and its Subsidiaries and Affiliates have at all times since January 1, 2016, maintained an adequate system or systems of internal controls reasonably designed to (i) ensure compliance with the Anti-Corruption Laws and (ii) prevent and detect violations of the Anti-Corruption Laws.

(d)               Since January 1, 2016, neither Parent nor any of its Subsidiaries has made any disclosure (voluntary or otherwise) to any Governmental Authority with respect to any alleged irregularity, misstatement or omission or other potential violation or liability arising under or relating to any applicable Anti-Corruption Laws.

Section 4.17               Customs and International Trade Laws.

(a)               To the Knowledge of Parent, since January 1, 2016, Parent and its Subsidiaries have been in compliance with all applicable Customs and International Trade Laws and there are no unresolved formal claims or other Proceedings concerning the liability of any of Parent or its Subsidiaries under such Laws. Without limiting the foregoing, (i) since January 1, 2016, each director, officer, employee, and, to the Knowledge of Parent, agent of Parent or any of its Subsidiaries has been in compliance with all applicable Customs and International Trade Laws; (ii) at all times since January 1, 2016, Parent, its Subsidiaries and Persons acting on their behalf have obtained all required import and export licenses and all other Customs and International Trade Authorizations; (iii) since January 1, 2016, no Governmental Authority has initiated any Proceedings or imposed any civil or criminal fine, penalty, seizure, forfeiture, revocation of a Customs and International Trade Authorization, debarment or denial of future Customs and International Trade Authorizations against any of Parent or its Subsidiaries or any of their respective directors, officers, employees or, to the Knowledge of Parent, agents in connection with any actual or alleged violation of any applicable Customs and International Trade Laws; and (iv) since January 1, 2016, there have been no claims, investigations or requests for information by a Governmental Authority with respect to Parent’s and its Subsidiaries’ Customs and International Trade Authorizations and compliance with applicable Customs and International Trade Laws.

(b)               Neither Parent nor any of its Subsidiaries, nor any director, officer, employee, or agent thereof is a Sanctioned Person.

(c)               Each of Parent and its Subsidiaries has in place adequate controls and systems reasonably designed to ensure compliance with applicable Customs and International Trade Laws in each of the jurisdictions in which Parent or any of its Subsidiaries conduct business.

(d)               Since January 1, 2016, neither Parent nor any of its Subsidiaries has made any disclosure (voluntary or otherwise) to any Governmental Authority with respect to any alleged irregularity, misstatement or omission, or other potential violation or liability arising under or relating to any applicable Customs and International Trade Laws.

Section 4.18        Merger Sub. Merger Sub was formed by Parent or a direct or indirect wholly owned Subsidiary of Parent solely for the purpose of engaging in the transactions contemplated by this Agreement. Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, obligations or liabilities of any nature other than those incident to its incorporation and the transactions contemplated by this Agreement.

Section 4.19        Brokers. No investment banker, broker or finder other than Guggenheim Securities, LLC, the fees and expenses of which will be paid by Parent, is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub. True, correct and complete copies of all engagement letters in effect between Parent and Guggenheim Securities, LLC for the provision of financial advisory services have been made available to the Company.

Section 4.20        Opinion of Financial Advisor. The Parent Board has received the opinion of Guggenheim Securities, LLC to the effect that, as of the date of such opinion, and based upon and subject to the limitations, assumptions, qualifications and other matters set forth in such opinion, the Exchange Ratio is fair, from a financial point of view, to Parent. Such opinion has not been materially amended or rescinded as of the date of this Agreement. Promptly after the date of this Agreement, a true, correct and complete copy of such opinion will be made available to the Company for informational purposes.

Section 4.21        Share Ownership. None of Parent, Merger Sub or any of their Affiliates has been, at any time during the three (3) years preceding the date of this Agreement, an “interested stockholder” of the Company, as defined in Section 203 of the DGCL. As of the date of this Agreement, none of Parent, Merger Sub or their respective Affiliates owns (directly or indirectly, beneficially or of record) any Company Common Stock (other than pursuant to the Voting Agreement) and none of Parent, Merger Sub or any of their respective Affiliates holds any rights to acquire any Company Common Stock except pursuant to this Agreement (in each case other than de minimis holdings held by directors and officers of Parent or any of its Subsidiaries).

Section 4.22        No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, neither Parent nor any of Merger Sub nor any other Person on behalf of Parent or any of Merger Sub makes any express or implied representation or warranty with respect to Parent or any of its Subsidiaries or any other information provided to the Company in connection with the transactions contemplated by this Agreement, including the accuracy, completeness or timeliness thereof. Neither Parent nor any of its Subsidiaries has made or makes any representation or warranty with respect to any projections, estimates or budgets made available to the public, the Company or its Affiliates of future revenues, future production, future results of operations (or any component thereof), future cash flows, the future financial condition (or any component thereof) or the future business and operations of Parent and its Subsidiaries.

Article V
COVENANTS AND AGREEMENTS

Section 5.1                 Conduct of Business by the Company Pending the Merger. The Company covenants and agrees that, between the date of this Agreement and the earlier of the Effective Time and the date, if any, on which this Agreement is terminated in accordance with Section 7.1, except (A) as may be required by Law, (B) as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (C) as may be expressly contemplated or required pursuant to this Agreement, (D) for any reasonable and good faith actions taken or omitted to be taken, or any plans, procedures and practices adopted, solely to preserve the property and assets of the Company and its Subsidiaries or to protect the safety or health of personnel of the Company and its Subsidiaries in connection with the COVID-19 pandemic, in each case (i) consistent with prior practice or with respect to which the Company has reasonably consulted with Parent (to the extent practicable), and (ii) other than with respect to Sections 5.1(a), (b), (c), (d), (k), (m), (q), (r), (s), and (y), to which this clause (D) shall not apply, and Section 5.1(n), to which this clause (D) shall be limited as set forth therein, or (E) as set forth in Section 5.1 of the Company Disclosure Letter, (x) the Company shall, and shall cause its Subsidiaries to, conduct the business of the Company and its Subsidiaries in the ordinary course of business and in a manner consistent with past practice and use reasonable best efforts to preserve its assets and business organization and maintain its existing relationships and goodwill with material customers, suppliers, distributors, Governmental Authorities and business partners, and to keep available the services of its officers and key employees, and (y) the Company shall not, and shall cause its Subsidiaries not to, directly or indirectly:

(a)               amend or otherwise change the Certificate of Incorporation or the Bylaws of the Company or such equivalent organizational or governing documents of any of its Subsidiaries;

(b)               adjust, split, combine, subdivide, reclassify, redeem, repurchase or otherwise acquire or amend the terms of the Company’s or any of its Subsidiaries’ capital stock or other equity interests or any options, equity or equity-based compensation, warrants, convertible securities or other rights of any kind to acquire any shares of the Company’s or any of its Subsidiaries’ capital stock or other equity interests, other than the acceptance of shares of Company Common Stock as payment for the exercise price or withholding taxes incurred in connection with the exercise, vesting or settlement of Company Equity Awards outstanding as of the date hereof or equity awards granted following the date hereof pursuant to the Company Equity Plan and subject to the terms of this Agreement;

(c)               issue, sell, pledge, dispose, encumber or grant, or authorize any of the foregoing with respect to, any shares of the Company’s or its Subsidiaries’ capital stock or other equity interests (other than pledges to the Collateral Agent (as defined in the Existing Credit Agreement) securing the Existing Credit Agreement), or any options, equity or equity-based compensation, warrants, convertible securities or other rights of any kind to acquire any shares of the Company’s or any of its Subsidiaries’ capital stock or other equity interests; other than the issuance of Company Common Stock pursuant to the Company Equity Awards;

(d)               declare, set aside, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to the Company’s or any of its Subsidiaries’ capital stock or other equity interests, other than dividends and distributions paid by any Subsidiary of the Company to the Company or any wholly owned Subsidiary of the Company;

(e)               (i) establish, adopt, enter into any new, amend, terminate, or take any action to accelerate rights under, any Company Benefit Plan, or any plan, program, policy, practice, agreement or other arrangement that would be a Company Benefit Plan if it had been in effect on the date of this Agreement; (ii) grant or pay, or commit to grant or pay, any bonus, incentive or profit-sharing award or payment (other than the payment of accrued and unpaid bonuses or other incentive or profit-sharing compensation in the ordinary course of business consistent with past practice); (iii) increase, or commit to increase, the amount of the wages, salary, bonuses, commissions, fringe benefits, severance or other compensation (including equity or equity-based compensation, whether payable in stock, cash or other property), benefits or remuneration payable to any current or former employee or director of, or individual service provider to, the Company or any Subsidiary of the Company (other than increases in annual base salaries and incentive compensation opportunities at times and in amounts in the ordinary course of business consistent with past practice); (iv) take any action to accelerate any payment or benefit, the vesting of any equity or equity-based award or the funding of any payment or benefit, payable or to become payable to any current or former employee or director of, or individual service provider to, the Company or any Subsidiary of the Company; (v) enter into any employment, severance, change in control, retention, individual consulting or similar agreement with any current or former employee or director of, or individual service provider to, the Company or any Subsidiary of the Company (other than offer letters that provide for at-will employment without any severance, retention or change in control benefits for newly hired employees or individual service providers who are hired in the ordinary course of business and whose annual base compensation does not exceed $200,000 individually), (vi) communicate with the employees of the Company or any Subsidiary of the Company regarding the compensation, benefits or other treatment they will receive following the Effective Time, unless such communications are consistent with the terms provided herein; or (vii) except as may be required by GAAP, materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan or materially change the manner in which contributions to such plans are made or the basis on which such contributions are determined;

(f)                hire, engage, promote or (other than for cause) terminate any employee or other individual service provider who is or would be entitled to receive annual base compensation of $200,000 or more;

(g)               waive the restrictive covenant obligations of any employee of the Company or its Subsidiaries;

(h)               grant, confer or award equity or equity-based compensation, options, convertible securities, restricted stock, restricted stock units, deferred stock units or other rights to acquire any of the Company’s or its Subsidiaries’ capital stock or other equity interests;

(i)                 make any (A) loan or advance to (x) any officer or director of the Company or its Subsidiaries (other than travel and similar advances to its employees in the ordinary course of business) or (y) employees of the Company or its Subsidiaries in excess of $100,000 in the aggregate, or (B) loan, advance or capital contribution to, or investment in, any other Person in excess of $25,000 in the aggregate (other than to or in the Company or any direct or indirect wholly owned Subsidiary of the Company);

(j)                 (A) forgive any loans or advances to (x) any officers or directors of the Company or its Subsidiaries, or any of their respective Affiliates, or (y) employees of the Company or its Subsidiaries in excess of $100,000 in the aggregate, or (B) change its existing borrowing or lending arrangements for or on behalf of any of such Persons pursuant to an employee benefit plan or otherwise;

(k)               acquire (including by merger, consolidation or acquisition of stock or assets) any corporation, partnership, limited liability company, joint venture, other business organization or any division thereof or all or any of the assets, business or properties of any other Person, in each case, with a value or purchase price that, individually or in the aggregate, exceeds $3,000,000, excluding any acquisitions of supplies and inventory in the ordinary course of business;

(l)                 sell, pledge, dispose of, transfer, abandon, lease, license, mortgage, incur any Encumbrance (other than Permitted Encumbrances) (including pursuant to a sale-leaseback transaction or an asset securitization transaction) on or otherwise transfer or encumber any of the assets, business, properties or rights of the Company or any of its Subsidiaries, in each case, with a value or purchase price that, individually or in the aggregate, exceeds $3,000,000, except (i) sales of inventory in the ordinary course of business and consistent with past practice, (ii) (x) transfers among, (y) the making and repayment of loans to, or (z) the guarantee of indebtedness of, the Company and its Subsidiaries (but in the case of clause (ii), solely to the extent such exception is required under Section 6.09(b) of the Existing Credit Agreement), or (iii) disposition of obsolete assets or expired inventory;

(m)             (i) redeem, pay, discharge or satisfy any Indebtedness that has a prepayment cost, “make whole” amount, prepayment penalty or similar obligation (other than (A) the payment, discharge or satisfaction required pursuant to the terms of the Company’s Existing Credit Facilities as in effect as of the date of this Agreement and (B) Indebtedness incurred by the Company or its wholly owned Subsidiaries and owed to the Company or its wholly owned Subsidiaries) or (ii) cancel any material Indebtedness (individually or in the aggregate) or waive or amend any claims or rights of substantial value;

(n)               incur, create, assume, guarantee or otherwise become liable for any Indebtedness (directly, contingently or otherwise) or assume or guarantee the obligations of any Person (or enter into a “keep well” or similar arrangement) or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries (except for (i) indebtedness or guarantees for drawdowns with respect to, or the entry into letters of credit under, the Company’s revolving credit facility under its Existing Credit Facilities in the ordinary course of business consistent with past practice, (ii) Indebtedness owed to the Company or its wholly owned Subsidiaries, (iii) Indebtedness incurred pursuant to clause (D) of the first sentence of Section 5.1, which shall not exceed $5,000,000 in the aggregate, and (iv) other Indebtedness in an aggregate amount not to exceed $2,000,000);

(o)               terminate, assign, enter into, agree to any material amendment or modification of, renew (other than renewals of the Contracts set forth in Section 3.14(a)(i) or Section 3.14(a)(ii) in the ordinary course of business), or waive any material rights under, any Company Material Contract or Real Property Lease, or any Contract that would have been a Company Material Contract or Real Property Lease had it been entered into prior to the date of this Agreement, in each case, (i) with respect to any Company Material Contract (x) that would result in expenditures or the incurrence of other liabilities or obligations (whether accrued or contingent) by the Company and its Subsidiaries in excess of $2 million over the term of such Company Material Contract or $10 million in the aggregate over the terms of all such Company Material Contracts and (y) for which the outstanding term of such Company Material Contract exceeds two years and (ii) with respect to any Real Property Lease, (x) that would result in additional expenditures or the incurrence of other liabilities or obligations (whether accrued or contingent) by the Company and its Subsidiaries in excess of $100,000 over the term of such Real Property Lease or (y) for which the outstanding term of such Real Property Lease exceeds three years;

(p)               except as required pursuant to an applicable Contract, including any Labor Agreement, in effect as of the date of this Agreement, (i) modify, renew, extend or enter into any Labor Agreement or (ii) negotiate with, recognize or certify any Labor Organization as the bargaining representative of any employees of the Company or any of its Subsidiaries;

(q)               make any material change to its methods of financial accounting, except as required by GAAP (or any interpretation thereof), Regulation S-X of the Exchange Act or a Governmental Authority or quasi-Governmental Authority (including the Financial Accounting Standards Board or any similar organization);

(r)                make or agree to make any capital expenditure, other than (i) with respect to capital expenditures in the calendar year ending December 31, 2021, (x) any capital expenditures in the amounts contemplated by the capital expenditure budget of the Company and its Subsidiaries for the calendar year ending December 31, 2021 made available to Parent prior to the date hereof, or (y) additional capital expenditures of less than $2,500,000 in the aggregate; provided, that the aggregate capital expenditures under clauses (x) and (y) do not exceed $35,000,000 in the calendar year ending December 31, 2021, and (ii) with respect to capital expenditures in the calendar year ending December 31, 2022, capital expenditures of less than $2,500,000 in the aggregate per month; provided, however, that, in each case of clauses (i) and (ii), any capital expenditure greater than $500,000 relating to information technology systems or enhancements or digital projects shall require the prior written consent of Parent (even if contemplated by such capital expenditure budget);

(s)                write up, write down or write off the book value of any material assets, except to the extent required by GAAP;

(t)                 commence, release, compromise, assign, settle or agree to settle any action, claim, investigation or Proceeding, other than (i) with respect to routine matters in the ordinary course of business and consistent with past practice, (ii) settlements that result solely in monetary obligations involving payment (without the admission of wrongdoing) by the Company or any of its Subsidiaries of the amounts specifically reserved in accordance with GAAP with respect to such action, claim, investigation or Proceeding on the Company’s consolidated financial statements for the year ending December 31, 2020 or (iii) an amount not greater than $500,000 individually or $3,000,000 in the aggregate;

(u)               fail to use commercially reasonable efforts to maintain in effect the material insurance policies covering the Company and its Subsidiaries and their respective properties, assets and businesses;

(v)               announce, implement or effect any facility closing, layoff, early retirement programs, severance programs or reductions in force affecting more than one hundred (100) employees of the Company or any of its Subsidiaries or giving rise to severance or other liabilities or obligations in excess of $3,000,000 in the aggregate with respect to all such actions;

(w)             cancel, dedicate to the public, disclaim, forfeit, reissue, reexamine or abandon without filing a substantially identical counterpart in the same jurisdiction with the same priority or allow to lapse (except with respect to patents expiring in accordance with their terms) any Intellectual Property material to the Company, other than in the ordinary course of business consistent with the past practice of the Company;

(x)               (i) make or change any material Tax election or change any method of Tax accounting; (ii) file any material amended Tax Return; (iii) settle, compromise or close any audit or Proceeding relating to (A) U.S. federal income Taxes in an amount in excess of $500,000 individually or $2,000,000 in the aggregate or (B) state, local or non-U.S. Taxes in an amount in excess of $250,000 individually or $1,000,000 in the aggregate; (iv) agree to an extension or waiver of the statute of limitations with respect to any material amount of Taxes; (v) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) with respect to any material Tax; or (vi) surrender any right to claim a material Tax refund;

(y)               merge or consolidate the Company or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than any such transaction solely between or involving wholly-owned Subsidiaries of the Company); or

(z)               enter into any agreement to do, authorize or adopt any resolutions approving, or announce any intention to do, any of the foregoing.

Section 5.2            Conduct of Business by Parent Pending the Merger. Parent covenants and agrees that, between the date of this Agreement and the earlier of the Effective Time and the date, if any, on which this Agreement is terminated in accordance with Section 7.1, except (A) as may be required by Law, (B) as may be agreed in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), (C) as may be expressly contemplated or required pursuant to this Agreement, (D) for any reasonable and good faith actions taken or omitted to be taken, or any plans, procedures and practices adopted, solely to preserve the property and assets of Parent and its Subsidiaries or to protect the safety or health of personnel of Parent and its Subsidiaries in connection with the COVID-19 pandemic, in each case (i) consistent with prior practice or with respect to which Parent has reasonably consulted with the Company (to the extent practicable) and (ii) other than with respect to Sections 5.2(a), (b), (c), (d), (f), and (h) to which this clause (D) shall not apply or (E) as set forth in Section 5.2 of the Parent Disclosure Letter, (x) Parent shall conduct its business in the ordinary course of business and in a manner consistent with past practice and use reasonable best efforts to preserve its assets and business organization and maintain its existing relationships and goodwill with material customers, suppliers, distributors, Governmental Authorities and business partners, and to keep available the services of its officers and key employees, and (y) Parent shall not, directly or indirectly:

(a)               amend or otherwise change the Parent Organizational Documents or such equivalent organizational or governing documents of any of its Subsidiaries in a manner that would be materially adverse to the Company or its stockholders or would, or would reasonably be expected to, have the effect of delaying or preventing the consummation of the Merger or the other transactions contemplated by this Agreement;

(b)               adjust, split, combine, subdivide, reclassify or otherwise amend the terms of the Parent Common Stock;

(c)               issue, sell, pledge, dispose, encumber or grant, or authorize any of the foregoing with respect to, any shares of Parent’s or its Subsidiaries’ capital stock or other equity interests (other than pledges to the Administrative Agent (as defined in the Parent Credit Agreement) granted pursuant to the terms of the Loan Documents (as defined in the Parent Credit Agreement), or any options, equity or equity-based compensation, warrants, convertible securities or other rights of any kind to acquire any shares of Parent’s or any of its Subsidiaries’ capital stock or other equity interests; other than the issuance of Parent Common Stock pursuant to the Parent Equity Awards or the Parent Convertible Notes;

(d)               declare, set aside, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to Parent’s or any of its Subsidiaries’ capital stock or other equity interests, other than dividends and distributions paid by any Subsidiary of Parent to Parent or any wholly owned Subsidiary of Parent;

(e)               grant, confer or award equity or equity-based compensation, options, convertible securities, restricted stock, restricted stock units, deferred stock units or other rights to acquire any of Parent’s or its Subsidiaries’ capital stock or other equity interests;

(f)                make any material change to its methods of financial accounting, except as required by GAAP (or any interpretation thereof), Regulation S-X of the Exchange Act or a Governmental Authority or quasi-Governmental Authority (including the Financial Accounting Standards Board or any similar organization);

(g)               announce, implement or effect any facility closing, layoff, early retirement programs, severance programs or reductions in force affecting more than one hundred (100) employees of Parent or any of its Subsidiaries at a single site of employment or giving rise to severance or other liabilities or obligations in excess of $5,000,000 in the aggregate with respect to all such actions;

(h)                adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Parent or any of its Subsidiaries (other than any such transaction solely between or involving wholly-owned Subsidiaries of Parent); or

(i)                 enter into any agreement to do, authorize or adopt any resolutions approving, or announce any intention to do, any of the foregoing.

Section 5.3                 Preparation of the Form S-4 and the Joint Proxy Statement; Stockholder Meetings.

(a)               Parent and the Company shall jointly prepare, and Parent and the Company, as applicable, shall use their reasonable best efforts to cause to be filed with the SEC within forty (40) days after the execution of this Agreement, the Joint Proxy Statement in preliminary form. Parent shall prepare (with the Company’s reasonable cooperation), and Parent shall use its reasonable best efforts to cause to be filed with the SEC within forty (40) days after the execution of this Agreement, the Form S-4, in which the Joint Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the Parent Common Stock to be issued in the Merger. Each of Parent and the Company shall use its reasonable best efforts to (i) cause the Form S-4 and the Joint Proxy Statement to comply with the applicable rules and regulations promulgated by the SEC, (ii) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing (including by responding to comments from the SEC), and, prior to the effective date of the Form S-4, take all action reasonably required to be taken under any applicable state Securities Laws in connection with the Parent Stock Issuance and (iii) keep the Form S-4 effective through the Closing Date in order to permit the consummation of the Merger. Each of Parent and the Company shall furnish all information as may be reasonably requested by the other in connection with any such action and the preparation, filing and distribution of the Form S-4 and the Joint Proxy Statement. As promptly as reasonably practicable after the Form S-4 shall have become effective, each of Parent and the Company shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to its respective stockholders. No filing of, or amendment or supplement to, the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to, the Joint Proxy Statement will be made by Parent or the Company, in each case without providing the other party with a reasonable opportunity to review and comment thereon. If, at any time prior to the Effective Time, any information relating to Parent or the Company or any of their respective Affiliates, directors or officers should be discovered by Parent or the Company which should be set forth in an amendment or supplement to either the Form S-4 or the Joint Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be prepared and, following a reasonable opportunity for the other party (and its counsel) to review and comment on such amendment or supplement, promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of Parent and the Company. Subject to applicable Law, each party shall notify the other promptly of the time when the Form S-4 has become effective, of the issuance of any stop order or suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction (in which case the parties shall use their respective commercially reasonable efforts to have any such stop order or suspension lifted, reversed or otherwise terminated), or of the receipt of any written or oral comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Joint Proxy Statement or the Form S-4 or for additional information and shall supply each other with copies of all correspondence between either party or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Joint Proxy Statement, the Form S-4 or the Merger.

(b)               Subject to the earlier termination of this Agreement in accordance with Section 7.1, the Company shall, as soon as reasonably practicable following the effectiveness of the Form S-4, duly call, give notice of, convene (on a date selected by the Company in consultation with Parent, which date is intended to be the date of the Parent Stockholders’ Meeting) and hold a meeting of its stockholders (the “Company Stockholders’ Meeting”) for the purpose of seeking the Company Stockholder Approval, and shall submit such proposal to such holders at the Company Stockholders’ Meeting and shall not submit any other proposal to such holders in connection with the Company Stockholders’ Meeting without the prior written consent of Parent. The Company in consultation with Parent shall set a record date for Persons entitled to notice of, and to vote at, the Company Stockholders’ Meeting and shall not change such record date without the prior written consent of Parent and shall not adjourn or otherwise postpone or delay such Company Stockholders’ Meeting without the prior written consent of Parent. If the Company Board has not made a Company Adverse Recommendation Change, the Company shall, through the Company Board, make the Company Recommendation, and shall include such Company Recommendation in the Joint Proxy Statement, and use its reasonable best efforts to (i) solicit from its stockholders proxies in favor of the adoption of this Agreement and (ii) take all other action necessary or advisable to secure the Company Stockholder Approval. Notwithstanding any Company Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, the obligations of the parties hereunder shall continue in full force and effect and such obligations shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Company Acquisition Proposal (whether or not a Company Superior Proposal). Notwithstanding the foregoing provisions of this Section 5.3(b), if, on the date of the Company Stockholders’ Meeting, (i) the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Stockholder Approval, whether or not a quorum is present, (ii) the Company does not have a sufficient number of shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting or (iii) the Company Board has determined in good faith after consultation with outside counsel that it is advisable to allow reasonable additional time for the filing and mailing of supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Company Stockholders’ Meeting, which supplemental or amended disclosure has been determined by the Company Board in good faith after consultation with outside counsel to be required by applicable Law, the Company shall make one or more successive postponements or adjournments of the Company Stockholders’ Meeting (provided, that without the prior written consent of Parent, the Company Stockholders’ Meeting shall not be postponed or adjourned to a date that is more than 10 Business Days in the aggregate after the date for which the Company Stockholders’ Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law)); provided, further, that the Company Stockholders’ Meeting may not be postponed or adjourned on the date the Company Stockholders’ Meeting is scheduled if the Company shall have received proxies in respect of an aggregate number of shares of Company Common Stock, which have not been withdrawn, such that the Company Stockholder Approval will be obtained at such meeting.

(c)               Subject to the earlier termination of this Agreement in accordance with Section 7.1, Parent shall, as soon as reasonably practicable following the effectiveness of the Form S-4, duly call, give notice of, convene (on a date selected by Parent in consultation with the Company, which date is intended to be the date of the Company Stockholders’ Meeting) and hold a meeting of its stockholders (the “Parent Stockholders’ Meeting”) for the purpose of seeking the Parent Stockholder Approval, and shall submit such proposal to such holders at the Parent Stockholders’ Meeting and, except for a proposal regarding the Charter Amendment and a customary proposal regarding adjournment of the Parent Stockholders’ Meeting, shall not submit any other proposal to such holders in connection with the Parent Stockholders’ Meeting without the prior written consent of the Company. Parent in consultation with the Company shall set a record date for Persons entitled to notice of, and to vote at, the Parent Stockholders’ Meeting and shall not change such record date without the prior written consent of the Company and shall not adjourn or otherwise postpone or delay such Parent Stockholders’ Meeting without the prior written consent of the Company. If the Parent Board has not made a Parent Adverse Recommendation Change, Parent shall, through the Parent Board, make the Parent Recommendation, and shall include such Parent Recommendation in the Joint Proxy Statement, and use its reasonable best efforts to (i) solicit from its stockholders proxies in favor of the Parent Stock Issuance and (ii) take all other action necessary or advisable to secure the Parent Stockholder Approval. Notwithstanding any Parent Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, the obligations of the parties hereunder shall continue in full force and effect and such obligations shall not be affected by the commencement, public proposal, public disclosure or communication to Parent of any Parent Acquisition Proposal (whether or not a Parent Superior Proposal). Notwithstanding the foregoing provisions of this Section 5.3(c), if, on the date of the Parent Stockholders’ Meeting, (i) Parent has not received proxies representing a sufficient number of shares of Parent Common Stock to obtain the Parent Stockholder Approval, whether or not a quorum is present, (ii) Parent does not have a sufficient number of shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholders’ Meeting or (iii) the Parent Board has determined in good faith after consultation with outside counsel that it is advisable to allow reasonable additional time for the filing and mailing of supplemental or amended disclosure to be disseminated and reviewed by Parent’s stockholders prior to the Parent Stockholders’ Meeting, which supplemental or amended disclosure has been determined by the Parent Board in good faith after consultation with outside counsel to be required by applicable Law, Parent shall make one or more successive postponements or adjournments of the Parent Stockholders’ Meeting (provided, that without the prior written consent of the Company, the Parent Stockholders’ Meeting shall not be postponed or adjourned to a date that is more than 10 Business Days in the aggregate after the date for which the Parent Stockholders’ Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law)); provided, further, that the Parent Stockholders’ Meeting may not be postponed or adjourned on the date the Parent Stockholders’ Meeting is scheduled if Parent shall have received proxies in respect of an aggregate number of shares of Parent Common Stock, which have not been withdrawn, such that the Parent Stockholder Approval will be obtained at such meeting.

(d)               The Company and Parent will use their respective reasonable best efforts to hold the Company Stockholders’ Meeting and the Parent Stockholders’ Meeting on the same date and as soon as reasonably practicable after the date of this Agreement.

Section 5.4                  Appropriate Action; Consents; Filings.

(a)               Subject to the terms and conditions of this Agreement, the parties hereto will use their respective reasonable best efforts to consummate and make effective the transactions contemplated by this Agreement and to cause the conditions to the Merger set forth in Article VI to be satisfied, including using reasonable best efforts to accomplish the following: (i) the obtaining of all necessary actions or non-actions, consents and approvals from Governmental Authorities or other Persons necessary in connection with the consummation of the transactions contemplated by this Agreement, including the Merger, and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval from, or to avoid a Proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the transactions contemplated by this Agreement, including the Merger, (ii) the defending of any lawsuits or other legal Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including the Merger, performed or consummated by such party in accordance with the terms of this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed and (iii) the execution and delivery of any additional instruments reasonably necessary to consummate the Merger and any other transactions to be performed or consummated by such party in accordance with the terms of this Agreement and to carry out fully the purposes of this Agreement. Each of the parties hereto shall promptly (and in no event later than ten (10) days after the date of this Agreement, unless otherwise agreed to by the parties) make its respective filings under the HSR Act, and thereafter make any other applications and filings as reasonably determined by the Company and Parent under other applicable Antitrust Laws with respect to the transactions contemplated by this Agreement as promptly as reasonably practicable (and in no event later than thirty (30) days after the date of this Agreement, unless otherwise agreed to by the parties) in draft form. The Company and Parent shall each pay fifty percent (50%) of all filing fees and other charges for the filings required under any Antitrust Law; provided, that, for the avoidance of doubt, the Company and Parent shall each bear its own legal fees, including consultant fees, incurred in connection with any applications and filings required under applicable Antitrust Laws.

(b)               Subject to Parent’s obligations in Section 5.4(d), in connection with and without limiting the efforts referenced in Section 5.4(a), Parent shall, after reasonable consultation with the Company, have the right to devise, control and direct the strategy and timing for, and make all decisions relating to (and shall take the lead in all meetings and communications with any Governmental Authority relating to), any required submissions, responses to information requests and filings to any Governmental Authority or other Person and obtaining any consent or approval of any Governmental Authority or other Person contemplated by this Section 5.4, including resolving any Proceeding related to any such consent or approval and all matters relating to any Divestiture Actions, provided that each of the parties hereto will (i) furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any governmental filings, submissions or other documents; (ii) give the other reasonable prior notice of any such filing, submission or other document and of any substantive communication with or from any Governmental Authority regarding the transactions contemplated by this Agreement, and permit the other to review and discuss in advance, and consider in good faith the views, and secure the participation, of the other in connection with any such filing, submission, document or communication; and (iii) cooperate in responding as promptly as reasonably practicable to any investigation or other inquiry from a Governmental Authority or in connection with any Proceeding initiated by a Governmental Authority or private party, including informing the other party as soon as practicable of any such investigation, inquiry or Proceeding, and consulting in advance before making any presentations or submissions to a Governmental Authority, or, in connection with any Proceeding initiated by a private party, to any other Person. In addition, each of the parties hereto will give reasonable notice to and consult with the other in advance of any meeting, conference, or Proceeding with any Governmental Authority, or in connection with any Proceeding by a private party, with any other Person, and to the extent permitted by the Governmental Authority or other Person, give the other the opportunity to attend and participate in such meeting, conference, or Proceeding.

(c)               The parties shall consult with each other with respect to obtaining all permits and Consents necessary to consummate the transactions contemplated by this Agreement, including the Merger.

(d)               In furtherance of and without limiting the efforts referenced in Section 5.4(a), Parent and the Company (if requested by Parent), along with their respective Subsidiaries, shall use reasonable best efforts to avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Governmental Authority so as to enable the consummation of the Merger as soon as reasonably practicable (and in any event no later than the Termination Date), including (i) using reasonable best efforts to sell, divest, hold separate, lease, license, transfer, dispose of, subject to conduct remedies, otherwise encumber or impair or take any other action with respect to any assets, properties, businesses or product lines of Parent or the Company or any of their respective Subsidiaries Affiliates (separately and, in the aggregate, “Antitrust Action”), and (ii) in the event that any permanent or preliminary injunction or other Order is entered or becomes reasonably foreseeable to be entered in any Proceeding that would make consummation of the Merger unlawful or that would otherwise prevent or delay consummation of the Merger, using reasonable best efforts to vacate, modify or suspend such injunction or Order; provided that (x) no party hereto shall be required pursuant to this Section 5.4 to commit to or effect any action that is not conditioned upon the consummation of the Merger and (y) Parent shall, after reasonable consultation with the Company, control the decision to undertake and the process relating to any action contemplated above in this Section 5.4(d), and the Company, if so requested by Parent, shall take any and all actions so requested by Parent, and for the avoidance of doubt, the Company shall not, unless requested to do so by Parent, commit to or effect any action contemplated above in this Section 5.4(d). Without limiting the foregoing, Parent shall take all such action (including Antitrust Action) as may be necessary to avoid or eliminate, and minimize the impact of, each and every impediment under any Antitrust Law that is asserted by any Governmental Entity with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the Termination Date); provided, however, that nothing contained in this Agreement requires Parent or the Company to take, or cause to be taken, any Antitrust Action with respect to (i) assets, facilities or brands of Parent or the Company or their respective Subsidiaries or Affiliates representing, accounting for, or directly supporting, in the aggregate, more than $350,000,000 of the annual net sales of Parent and its Subsidiaries and the Company and its Subsidiaries, taken as a whole, during the twelve (12) month period ending December 31, 2020 (regardless of the revenue generated by such assets, facilities or brands after December 31, 2020), or (ii) any assets, facilities or business operations of the brands set forth on Section 5.4(d) of the Parent Disclosure Letter (each of the foregoing clauses (i) and (ii), an “Unacceptable Condition”).

(e)               Each of the parties hereto agrees that, from the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated in accordance with Section 7.1, it shall not, and shall ensure that none of their Subsidiaries shall, consummate, enter into any agreement providing for, or announce, any investment, acquisition, divestiture, merger or other business combination that would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated by this Agreement.

Section 5.5            Access to Information; Confidentiality. From the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated in accordance with Section 7.1, upon reasonable notice, each party shall (and shall cause each of its Subsidiaries to) afford reasonable access to the other party’s Representatives, during normal business hours, to the personnel, advisors, properties, books and records of such party and its Subsidiaries and, during such period, shall (and shall cause each of its Subsidiaries to) furnish reasonably promptly to such Representatives all information concerning the business, properties and personnel of such party and its Subsidiaries, and to provide copies thereof, as may reasonably be requested; provided, however, that nothing herein shall require a party or any of its Subsidiaries to disclose any information to the other party if such disclosure would, in the reasonable judgment of the disclosing party, (i) violate applicable Law or the provisions of any agreement to which such party or any of its Subsidiaries is a party or (ii) jeopardize any attorney-client or other legal privilege; provided, further, that in each such case, the disclosing party shall cooperate with the other party to enable it and its Representatives to enter into appropriate confidentiality, joint defense or similar documents or arrangements so that it and its Representatives may have access to such information. No investigation or access permitted pursuant to this Section 5.5 shall affect or be deemed to modify any representation, warranty, covenant or agreement made by any party hereunder. All information furnished by a party, its Subsidiaries and its officers, employees and other Representatives pursuant to this Section 5.5 shall be kept confidential in accordance with the Confidentiality Agreement. No party hereto shall be deemed to violate any of its obligations under the Confidentiality Agreement as a result of performing any of its obligations under this Agreement, including actions required by Section 5.4(d).

Section 5.6                No Solicitation by the Company.

(a)               From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 7.1, except as provided in Section 5.6(b) or Section 5.6(d), (i) the Company shall, and shall cause its Subsidiaries and its and their respective officers and directors to, immediately cease, and shall direct and use its reasonable best efforts to cause its and their respective other Representatives to immediately cease, and cause to be terminated all existing discussions, negotiations and communications with any Persons or entities with respect to any Company Acquisition Proposal (other than the transactions contemplated by this Agreement); (ii) the Company shall not, and shall not authorize or permit any of its Representatives to, directly or indirectly through another Person, (A) initiate, seek, solicit, knowingly facilitate, knowingly encourage (including by way of furnishing any non-public information relating to the Company or any of its Subsidiaries), or knowingly induce the making, submission or announcement of any proposal that constitutes, or would reasonably be expected to lead to, a Company Acquisition Proposal, (B) engage in negotiations or discussions with, or provide any non-public information or non-public data to, or afford access to the properties, books and records of the Company to, any Person (other than Parent or any of its Affiliates or Representatives) in connection with or in response to any Company Acquisition Proposal or any proposal reasonably expected to lead to any Company Acquisition Proposal or grant any waiver or release under any standstill, confidentiality or other agreement (except that if the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to grant any waiver or release would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, the Company may waive any such standstill provision in order to permit a third party to make a Company Acquisition Proposal), (C) enter into any binding or non-binding letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other agreement, commitment, arrangement or understanding contemplating or otherwise in connection with, or that is intended to or would reasonably be expected to lead to, any Company Acquisition Proposal, or (D) resolve to do any of the foregoing; (iii) the Company shall not provide and shall, within twenty-four (24) hours of execution of this Agreement, terminate access of any third party to any data room (virtual or actual) containing any of the Company’s information; and (iv) within twenty-four (24) hours of execution of this Agreement, the Company shall request the return or destruction of all confidential, non-public information and materials provided to third parties that have, entered into confidentiality agreements relating to a possible Company Acquisition Proposal with the Company or any of its Subsidiaries.

(b)               Notwithstanding the foregoing, if at any time after the date of this Agreement and prior to obtaining the Company Stockholder Approval, the Company receives a bona fide written Company Acquisition Proposal from a third party and such Company Acquisition Proposal was not initiated, sought, solicited, knowingly facilitated, knowingly encouraged, knowingly induced or otherwise procured in breach of this Agreement, then the Company may (i) contact the Person who has made such Company Acquisition Proposal solely to clarify the terms of such Company Acquisition Proposal so that the Company Board may inform itself about such Company Acquisition Proposal, (ii) furnish information concerning its business, properties or assets to such Person pursuant to a confidentiality agreement with confidentiality and standstill terms that, taken as a whole, are not materially less favorable to the Company than those contained in the Confidentiality Agreement and (iii) negotiate and participate in discussions and negotiations with such Person concerning such Company Acquisition Proposal, in the case of clauses (ii) and (iii), only if the Company Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that such Company Acquisition Proposal constitutes or is reasonably likely to constitute or result in a Company Superior Proposal. The Company (A) shall promptly (and in any case within twenty-four (24) hours) provide Parent notice (1) of the receipt of any Company Acquisition Proposal, which notice shall include a complete, unredacted copy of all written proposals, written indications of interest or draft agreements relating to, or other written materials that describe any of the terms and conditions of, such Company Acquisition Proposal, and (2) of any inquiries, proposals or offers received by, any requests for non-public information from, or any discussions or negotiations initiated or continued or sought to be initiated or continued with, the Company or any of its Representatives concerning a Company Acquisition Proposal, and disclose the identity of the other party (or parties) and the terms of such inquiry, offer, proposal or request and, in the case of written materials, provide copies of such materials, (B) shall promptly (and in any case within twenty-four (24) hours) make available to Parent copies of all written materials provided by the Company to such party but not previously made available to Parent and (C) shall keep Parent informed on a reasonably prompt basis (and, in any case, within twenty-four (24) hours of any significant development) of the status and material details (including amendments and proposed amendments) of any such Company Acquisition Proposal or other inquiry, offer, proposal or request.

(c)               Except as permitted by Section 5.6(d) or Section 5.6(e), neither the Company Board nor any committee thereof shall (i) withdraw, qualify or modify, or publicly propose to withdraw, qualify or modify, the Company Recommendation, in each case in a manner adverse to Parent or Merger Sub or (ii) adopt, approve, authorize, declare advisable or recommend or publicly propose to adopt, approve, authorize, declare advisable or recommend, any Company Acquisition Proposal (any action described in the foregoing clauses (i) or (ii) of this sentence being referred to as a “Company Adverse Recommendation Change”).

(d)               If, at any time after the date of this Agreement and prior to the receipt of the Company Stockholder Approval, the Company Board receives a Company Acquisition Proposal that the Company Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, constitutes a Company Superior Proposal that was not initiated, sought, solicited, knowingly facilitated, knowingly encouraged, knowingly induced or otherwise procured in breach of this Agreement, the Company Board may effect a Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.1(c)(iii) in order to enter into a definitive agreement with respect to such Company Superior Proposal if (A) the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; (B) the Company provides Parent with five (5) Business Days’ prior written notice of the Company Board’s intention to effect such a Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.1(c)(iii), which notice shall include the identity of the party (or parties) making such Company Superior Proposal, the material terms of such Company Superior Proposal (including the price) and copies of the current drafts of material agreements providing for such Company Superior Proposal; (C) for a period of five (5) Business Days following the notice delivered pursuant to clause (B) of this Section 5.6(d), the Company shall have discussed and negotiated in good faith and made the Company’s Representatives available to discuss and negotiate in good faith (in each case to the extent Parent desires to negotiate) with Parent’s Representatives any proposed modifications to the terms and conditions of this Agreement so that the failure to take such action would no longer reasonably be expected to be inconsistent with the fiduciary duties of the Company Board under applicable Law (it being understood and agreed that any amendment to any material term or condition of any Company Superior Proposal shall require a new notice and a new three (3)-Business Day negotiation period); and (D) no earlier than the end of such negotiation period, the Company Board shall have determined in good faith, after consultation with its outside legal counsel and after considering the terms of any proposed amendment or modification to this Agreement, that (x) the Company Acquisition Proposal that is the subject of the notice described in clause (B) above still constitutes a Company Superior Proposal and (y) the failure to take such action would still be reasonably expected to be inconsistent with its fiduciary duties under applicable Law.

(e)               Other than in connection with a Company Superior Proposal (which shall be subject to Section 5.6(d) and shall not be subject to this Section 5.6(e)), prior to obtaining the Company Stockholder Approval, the Company Board may, in response to a Company Intervening Event, take any action prohibited by clause (i) of Section 5.6(c), only if (i) the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; (ii) the Company has notified Parent in writing that the Company Board intends to effect such a Company Adverse Recommendation Change pursuant to this Section 5.6(e) (which notice shall specify the material facts and circumstances providing the basis of the Company Intervening Event and for the Company Board’s determination to effect such a Company Adverse Recommendation Change in reasonable detail); (iii) for a period of five (5) Business Days following the notice delivered pursuant to clause (ii) of this Section 5.6(e), the Company shall have discussed and negotiated in good faith and made the Company’s Representatives available to discuss and negotiate in good faith (in each case to the extent Parent desires to negotiate), with Parent’s Representatives any proposed modifications to the terms and conditions of this Agreement so that the failure to take such action would no longer reasonably be expected to be inconsistent with the fiduciary duties of the Company Board under applicable Law (it being understood and agreed that any material change to the relevant facts and circumstances shall require a new notice and a new three (3)-Business Day negotiation period); and (iv) no earlier than the end of such negotiation period, the Company Board shall have determined in good faith, after consultation with its outside legal counsel and after considering the terms of any proposed amendment or modification to this Agreement, that the failure to take such action would still be reasonably expected to be inconsistent with its fiduciary duties under applicable Law.

(f)                Nothing contained in this Agreement shall prohibit the Company or the Company Board from (i) disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder or (ii) making any disclosure to its stockholders if the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure of the Company Board to make such disclosure would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; provided, however, that (A) in no event shall this Section 5.6(f) affect the obligations specified in Section 5.6(d) or Section 5.6(e) and (B) any such disclosure (other than issuance by the Company of a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) that addresses or relates to the approval, recommendation or declaration of advisability by the Company Board with respect to this Agreement or a Company Acquisition Proposal shall be deemed to be a Company Adverse Recommendation Change unless the Company Board in connection with such communication publicly states that its recommendation with respect to this Agreement has not changed or refers to the prior recommendation of the Company Board, without disclosing any Company Adverse Recommendation Change.

Section 5.7                No Solicitation by Parent.

(a)               From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 7.1, except as provided in Section 5.7(b) or Section 5.7(d), (i) Parent shall, and shall cause its Subsidiaries and its and their respective officers and directors to, immediately cease, and shall direct and use its reasonable best efforts to cause its and their respective other Representatives to immediately cease, and cause to be terminated all existing discussions, negotiations and communications with any Persons or entities with respect to any Parent Acquisition Proposal (other than the transactions contemplated by this Agreement); (ii) Parent shall not, and shall not authorize or permit any of its Representatives to, directly or indirectly through another Person, (A) initiate, seek, solicit, knowingly facilitate, knowingly encourage (including by way of furnishing any non-public information relating to Parent or any of its Subsidiaries), or knowingly induce the making, submission or announcement of any proposal that constitutes, or would reasonably be expected to lead to, a Parent Acquisition Proposal, (B) engage in negotiations or discussions with, or provide any non-public information or non-public data to, or afford access to the properties, books and records of Parent to, any Person (other than Parent or any of its Affiliates or Representatives) in connection with or in response to any Parent Acquisition Proposal or any proposal reasonably expected to lead to any Parent Acquisition Proposal or grant any waiver or release under any standstill, confidentiality or other agreement (except that if the Parent Board determines in good faith, after consultation with its outside legal counsel, that the failure to grant any waiver or release would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, Parent may waive any such standstill provision in order to permit a third party to make a Parent Acquisition Proposal), (C) enter into any binding or non-binding letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other agreement, commitment, arrangement or understanding contemplating or otherwise in connection with, or that is intended to or would reasonably be expected to lead to, any Parent Acquisition Proposal, or (D) resolve to do any of the foregoing; (iii) Parent shall not provide and shall, within twenty-four (24) hours of execution of this Agreement, terminate access of any third party to any data room (virtual or actual) containing any of Parent’s information; and (iv) within twenty-four (24) hours of execution of this Agreement, Parent shall request the return or destruction of all confidential, non-public information and materials provided to third parties that have, entered into confidentiality agreements relating to a possible Parent Acquisition Proposal with Parent or any of its Subsidiaries.

(b)               Notwithstanding the foregoing, if at any time after the date of this Agreement and prior to obtaining the Parent Stockholder Approval, Parent receives a bona fide written Parent Acquisition Proposal from a third party and such Parent Acquisition Proposal was not initiated, sought, solicited, knowingly facilitated, knowingly encouraged, knowingly induced or otherwise procured in breach of this Agreement, then Parent may (i) contact the Person who has made such Parent Acquisition Proposal solely to clarify the terms of such Parent Acquisition Proposal so that the Parent Board may inform itself about such Parent Acquisition Proposal, (ii) furnish information concerning its business, properties or assets to such Person pursuant to a confidentiality agreement with confidentiality and standstill terms that, taken as a whole, are not materially less favorable to Parent than those contained in the Confidentiality Agreement and (iii) negotiate and participate in discussions and negotiations with such Person concerning such Parent Acquisition Proposal, in the case of clauses (ii) and (iii), only if the Parent Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that such Parent Acquisition Proposal constitutes or is reasonably likely to constitute or result in a Parent Superior Proposal. Parent (A) shall promptly (and in any case within twenty-four (24) hours) provide the Company notice (1) of the receipt of any Parent Acquisition Proposal, which notice shall include a complete, unredacted copy of all written proposals, written indications of interest or draft agreements relating to, or other written materials that describe any of the terms and conditions of, such Parent Acquisition Proposal, and (2) of any inquiries, proposals or offers received by, any requests for non-public information from, or any discussions or negotiations initiated or continued or sought to be initiated or continued with, Parent or any of its Representatives concerning a Parent Acquisition Proposal, and disclose the identity of the other party (or parties) and the terms of such inquiry, offer, proposal or request and, in the case of written materials, provide copies of such materials, (B) shall promptly (and in any case within twenty-four (24) hours) make available to the Company copies of all written materials provided by Parent to such party but not previously made available to the Company and (C) shall keep the Company informed on a reasonably prompt basis (and, in any case, within twenty-four (24) hours of any significant development) of the status and material details (including amendments and proposed amendments) of any such Parent Acquisition Proposal or other inquiry, offer, proposal or request.

(c)               Except as permitted by Section 5.7(d) or Section 5.7(e), neither the Parent Board nor any committee thereof shall (i) withdraw, qualify or modify, or publicly propose to withdraw, qualify or modify, the Parent Recommendation, in each case in a manner adverse to the Company or (ii) adopt, approve, authorize, declare advisable or recommend or publicly propose to adopt, approve, authorize, declare advisable or recommend any Parent Acquisition Proposal (any action described in the foregoing clauses (i) or (ii) of this sentence being referred to as a “Parent Adverse Recommendation Change”).

(d)               If, at any time after the date of this Agreement and prior to the receipt of the Parent Stockholder Approval, the Parent Board receives a Parent Acquisition Proposal that the Parent Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, constitutes a Parent Superior Proposal that was not initiated, sought, solicited, knowingly facilitated, knowingly encouraged, knowingly induced or otherwise procured in breach of this Agreement, the Parent Board may effect a Parent Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.1(d)(iii) in order to enter into a definitive agreement with respect to such Parent Superior Proposal if (A) the Parent Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; (B) Parent provides the Company with five (5) Business Days’ prior written notice of the Parent Board’s intention to effect such a Parent Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.1(d)(iii), which notice shall include the identity of the party (or parties) making such Parent Superior Proposal, the material terms of such Parent Superior Proposal (including the price) and copies of the current drafts of material agreements providing for such Parent Superior Proposal; (C) for a period of five (5) Business Days following the notice delivered pursuant to clause (B) of this Section 5.7(d), Parent shall have discussed and negotiated in good faith and made Parent’s Representatives available to discuss and negotiate in good faith (in each case to the extent Company desires to negotiate) with the Company’s Representatives any proposed modifications to the terms and conditions of this Agreement so that the failure to take such action would no longer be inconsistent with the fiduciary duties of the Parent Board under applicable Law (it being understood and agreed that any amendment to any material term or condition of any Parent Superior Proposal shall require a new notice and a new three (3)-Business Day negotiation period); and (D) no earlier than the end of such negotiation period, the Parent Board shall have determined in good faith, after consultation with its outside legal counsel and after considering the terms of any proposed amendment or modification to this Agreement, that (x) Parent Acquisition Proposal that is the subject of the notice described in clause (B) above still constitutes a Parent Superior Proposal and (y) the failure to take such action would still be reasonably expected to be inconsistent with its fiduciary duties under applicable Law.

(e)               Other than in connection with a Parent Superior Proposal (which shall be subject to Section 5.7(d) and shall not be subject to this Section 5.7(e)), prior to obtaining the Parent Stockholder Approval, the Parent Board may, in response to a Parent Intervening Event, take any action prohibited by clause (i) of Section 5.7(c), only if (i) the Parent Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; (ii) Parent has notified the Company in writing that the Parent Board intends to effect such a Parent Adverse Recommendation Change pursuant to this Section 5.7(e) (which notice shall specify the material facts and circumstances providing the basis of the Parent Intervening Event and for the Parent Board’s determination to effect such a Parent Adverse Recommendation Change in reasonable detail); (iii) for a period of five (5) Business Days following the notice delivered pursuant to clause (ii) of this Section 5.7(e), Parent shall have discussed and negotiated in good faith and made Parent’s Representatives available to discuss and negotiate in good faith (in each case to the extent Company desires to negotiate), with Company’s Representatives any proposed modifications to the terms and conditions of this Agreement so that the failure to take such action would no longer be inconsistent with the fiduciary duties of the Parent Board under applicable Law (it being understood and agreed that any material change to the relevant facts and circumstances shall require a new notice and a new three (3)-Business Day negotiation period); and (iv) no earlier than the end of such negotiation period, the Parent Board shall have determined in good faith, after consultation with its outside legal counsel and after considering the terms of any proposed amendment or modification to this Agreement, that the failure to take such action would still be reasonably expected to be inconsistent with its fiduciary duties under applicable Law.

(f)                Nothing contained in this Agreement shall prohibit Parent or the Parent Board from (i) disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder or (ii) making any disclosure to its stockholders if the Parent Board determines in good faith, after consultation with its outside legal counsel, that the failure of the Parent Board to make such disclosure would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; provided, however, that (A) in no event shall this Section 5.7(f) affect the obligations specified in Section 5.7(d) or Section 5.7(e) and (B) any such disclosure (other than issuance by Parent of a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) that addresses or relates to the approval, recommendation or declaration of advisability by the Parent Board with respect to this Agreement or a Parent Acquisition Proposal shall be deemed to be a Parent Adverse Recommendation Change unless the Parent Board in connection with such communication publicly states that its recommendation with respect to this Agreement has not changed or refers to the prior recommendation of the Parent Board, without disclosing any Parent Adverse Recommendation Change.

Section 5.8                Directors’ and Officers’ Indemnification and Insurance.

(a)               Without limiting any additional rights that any director or officer may have under any agreement or Company Benefit Plan, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Parent shall cause the Surviving Corporation to indemnify and hold harmless each present (as of the Effective Time) and former director and officer of the Company and its Subsidiaries (the “D&O Indemnified Parties”) against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements incurred in connection with any Proceeding arising out of or pertaining to the fact that such D&O Indemnified Party is or was an officer or director of the Company or any of its Subsidiaries at or prior to the Effective Time (including with respect to this Agreement and the transactions and actions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law and the Certificate of Incorporation or the Bylaws as at the date hereof; provided that no D&O Indemnified Party shall be entitled to indemnification for any act or omission which constitutes fraud or willful misconduct by such D&O Indemnified Party. In the event of any such Proceeding, (A) each D&O Indemnified Party shall be entitled to advancement of expenses incurred in the defense of any Proceeding from the Surviving Corporation to the fullest extent permitted under applicable Law and the Certificate of Incorporation and the Bylaws as of the date hereof provided that such D&O Indemnified Party first provides a written undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification and (B) the Surviving Corporation shall not settle, compromise or consent to the entry of any judgment in any Proceeding for which indemnification has been sought by such D&O Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such D&O Indemnified Party from all liability arising out of such Proceeding or such D&O Indemnified Party otherwise consents.

(b)               Parent and Merger Sub agree that all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Effective Time now existing in favor of the D&O Indemnified Parties as provided in the Certificate of Incorporation, the Bylaws or any indemnification Contract between such directors or officers and the Company (in each case, as in effect on, and, in the case of any indemnification Contracts, to the extent made available to Parent prior to, the date of this Agreement) shall survive the Merger and shall continue in full force and effect. For a period of six (6) years from the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain in effect the exculpation, indemnification and advancement of expenses equivalent to the provisions of the Certificate of Incorporation and Bylaws as in effect immediately prior to the Effective Time with respect to acts or omissions occurring prior to the Effective Time and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Parties; provided, however, that all rights to indemnification in respect of any action pending or asserted or any claim made within such period shall continue until the disposition of such action or resolution of such claim. From and after the Effective Time, Parent shall guarantee and stand surety for, and shall cause the Surviving Corporation to honor, in accordance with their respective terms, each of the covenants contained in this Section 5.8(b).

(c)               Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Corporation as of or after the Effective Time to, purchase a six (6)-year prepaid “tail” policy, with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance, with respect to matters arising on or before the Effective Time (including in connection with this Agreement and the transactions or actions contemplated by this Agreement), and Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation, and no other party shall have any further obligation to purchase or pay for insurance hereunder; provided, however, that the Company shall not pay, and the Surviving Corporation shall not be required to pay, in the aggregate, in excess of three hundred percent (300%) of the last annual premium paid by the Company prior to the date of this Agreement in respect of such “tail” policy. If the Company or the Surviving Corporation for any reason fails to obtain such “tail” insurance policy prior to, as of or after the Effective Time, Parent shall, for a period of six (6) years from the Effective Time, cause the Surviving Corporation to maintain in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company with respect to matters arising on or before the Effective Time; provided, however, that after the Effective Time, Parent shall not be required to pay, in the aggregate, in excess of three hundred percent (300%) of the last annual premium paid by the Company prior to the date of this Agreement in respect of the coverage required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount.

(d)               The covenants contained in this Section 5.8 are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties and their respective heirs and shall not be deemed exclusive of any other rights to which any such Person is entitled, whether pursuant to Law, contract or otherwise.

(e)               In the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors or assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.8.

Section 5.9                 Notification of Certain Matters. Subject to applicable Law, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) the occurrence or non-occurrence of any event whose occurrence or non-occurrence, as the case may be, would reasonably be expected to cause, in the case of the Company, any condition set forth in Section 6.2 not to be satisfied, or in the case of Parent, any condition set forth in Section 6.3 not to be satisfied, at any time from the date of this Agreement to the Effective Time; (b) any notice or other communication received by such party from any Governmental Authority in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement and (c) any claims, investigations or Proceedings commenced or, to such party’s Knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries that relate to this Agreement, the Merger or the other transactions contemplated by this Agreement. Notwithstanding anything in this Agreement to the contrary, (i) no such notification shall affect the representations, warranties, covenants or agreements of the parties hereto or the conditions to the obligations of the parties hereunder and (ii) failure by a party hereto to comply with the obligations set forth in this Section 5.9 shall not result in the failure of the condition set forth in Section 6.2(b) (with respect to any non-compliance by the Company) or Section 6.3(b) (with respect to any non-compliance by Parent or Merger Sub); provided, however, that the delivery of any notice pursuant to this Section 5.9 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 5.10               Public Disclosure. So long as this Agreement is in effect, neither Parent, nor the Company, nor any of their respective Affiliates, will disseminate any press release or other public announcement or disclosure concerning this Agreement, the Merger or the other transactions contemplated by this Agreement, except as may be required by Law or the rules of a national securities exchange, to the extent disclosed in or consistent with the Joint Proxy Statement or Form S-4 or in connection with ordinary course communications regarding this Agreement and the transactions contemplated hereby to their respective employees, without the prior consent of each of the other parties hereto, which consent shall not be unreasonably withheld, conditioned or delayed. The Company shall consult with Parent prior to making any substantive communications to its employees or other constituents with respect to this Agreement and the transactions contemplated hereby to the extent the substance of such communications was not previously approved by Parent in connection with any prior communications, and shall consider in good faith the reasonable comments proposed by Parent. The parties hereto have agreed to the text of the joint press release announcing the execution of this Agreement. Notwithstanding any other provision of this Agreement, the requirements of this Section 5.10 shall not apply to (i) any such press release or public announcement if (A) the Company Board has effected any Company Adverse Recommendation Change in accordance with this Agreement or (B) the Parent Board has effected a Parent Adverse Recommendation Change in accordance with this Agreement or (ii) any disclosure by the Company or Parent of any information concerning this Agreement, the Merger or the other transactions contemplated by this Agreement in connection with a determination by (A) the Company in accordance with Section 5.6(b) or Section 5.6(d) that a Company Acquisition Proposal constitutes, or may constitute, a Company Superior Proposal, (B) Parent in accordance with Section 5.7(b) or Section 5.7(d) that a Parent Acquisition Proposal constitutes, or may constitute, a Parent Superior Proposal, or (C) any dispute between the parties regarding this Agreement, the Merger or the transactions contemplated by this Agreement; provided, however, that in the case of either of clauses (i) or (ii), to the extent not prohibited by applicable Law, the disclosing party gives the other party reasonable advance notice of (including the contents of) its intended release, announcement or disclosure.

Section 5.11               Employee Matters.

(a)               For purposes of this Section 5.11, (i) the term “Covered Employees” shall mean employees who are actively employed by the Company or any of its Subsidiaries immediately prior to the Effective Time; and (ii) the term “Continuation Period” shall mean the period beginning at the Effective Time and ending on the date that is twelve months following the Effective Time.

(b)               Subject to any Labor Agreement that applies to the Covered Employees, during the Continuation Period or, if sooner, upon the termination of employment of the applicable Covered Employee, Parent shall provide each Covered Employee with (i) base salaries no less than in effect immediately prior to the Closing Date, (ii) annual cash target bonus (other than change in control and retention bonuses) and commission opportunities no less than in effect immediately prior to the Closing Date, and (iii) employee benefits (excluding defined benefit pension plans, plans providing for retiree medical benefits, plans that provide equity-based compensation and plans that provide for payments or benefits upon a change in control), that are substantially comparable in the aggregate to either, as determined by Parent in its sole discretion: (x) the employee benefits provided by Parent (or a Subsidiary thereof) to its similarly situated employees or (ii) the employee benefits provided by the Company or its Subsidiaries to Covered Employees under the Company Benefit Plans listed in Section 3.12(a) of the Company Disclosure Letter as in effect immediately before the Effective Time. In addition, (i) during the one hundred twenty (120) day period following the Closing, Parent shall provide each Covered Employee with severance benefits no less favorable than those provided by the Company and its Subsidiaries immediately prior to the Effective Time and (i) following such one hundred twenty (120) day period and for the remainder of the Continuation Period, Parent shall provide each Covered Employee with severance benefits on the same basis that such severance benefits are made available to similarly situated employees of Parent (or a Subsidiary thereof).

(c)               In the event any Covered Employee first becomes eligible to participate under any Parent Benefit Plan following the Effective Time, Parent shall, or shall cause a Subsidiary of Parent to, for Covered Employees who become eligible during the calendar year including the Effective Time, to (i) waive any preexisting condition exclusions and waiting periods with respect to participation and coverage requirements applicable to any Covered Employee under any Parent Benefit Plan providing medical, dental or vision benefits to the same extent such limitation would have been waived or satisfied under any similar Company Benefit Plan the Covered Employee participated in immediately prior to coverage under the Parent Benefit Plan; and (ii) provide each Covered Employee with credit for any copayments and deductibles paid prior to the Covered Employee’s coverage under any Parent Benefit Plan during the plan year in which the Effective Time occurs, to the same extent such credit was given under any similar Company Benefit Plan that Covered Employee participated in immediately prior to coverage under the Parent Benefit Plan, in satisfying any applicable deductible or out-of-pocket requirements under the Parent Benefit Plan for the plan year in which the Effective Time occurs.

(d)               As of the Effective Time, Parent shall recognize, or shall cause a Subsidiary of Parent to recognize, all service of each Covered Employee prior to the Effective Time, to the Company (or any predecessor entities of the Company or any of its Subsidiaries) for vesting and eligibility purposes (but not for benefit accrual purposes under any defined benefit pension plan) and for purposes of determining future vacation accruals, retirement plan contributions and severance amounts to the same extent as such Covered Employee received, immediately before the Effective Time, credit for such service under any similar Company Benefit Plan in which such Covered Employee participated immediately prior to the Effective Time; provided that service of each Covered Employee prior to the Effective Times shall not be recognized for the purpose of any entitlement to participate in, or receive benefits with respect to, any Parent retiree medical program in which any Covered Employee participates after the Effective Times. In no event shall anything contained in this Section 5.11 result in any duplication of benefits for the same period of service.

(e)               If requested by Parent no later than five (5) Business Days prior to the Closing Date, each of the Company, its Subsidiaries and any Company ERISA Affiliates shall terminate any and all Company Benefit Plans intended to include a Code Section 401(k) arrangement (each a “Company 401(k) Plan”), subject to the condition subsequent that the transactions contemplated by this Agreement shall be consummated. If so requested by Parent, the Company shall provide Parent with evidence that such Company 401(k) Plan(s) have been terminated (effective as of no later than the day immediately preceding the Closing Date and subject to the condition subsequent that the transactions contemplated by this Agreement will be consummated) pursuant to resolutions of the Company Board or the board of directors of the applicable Subsidiaries of the Company or such Company ERISA Affiliates, as the case may be. The form and substance of such resolutions and related plan amendments shall be subject to review and approval by Parent, which approval shall not be unreasonably withheld or delayed. The Company also shall take such other actions in furtherance of terminating such Company 401(k) Plan(s) as Parent may reasonably require if so requested. Upon termination of the Company 401(k) Plan, Parent shall cause a tax-qualified defined contribution plan with a Code Section 401(k) arrangement established or maintained by Parent or an affiliate (the “Parent 401(k) Plan”) to accept direct rollovers of eligible rollover distributions (as defined in Section 402(c)(4) of the Code) by Covered Employees. The Company and Parent shall cooperate in good faith to take any and all commercially reasonable actions needed to permit each Covered Employee with an outstanding loan balance under the Company 401(k) Plan as of the date such plan is terminated to continue to make scheduled loan payments to the Company 401(k) Plan after the Closing, pending the distribution and in-kind rollover of the promissory notes evidencing such loans from the Company 401(k) Plan to the Parent 401(k) Plan, as provided in the preceding sentence, such as to prevent, to the extent reasonably possible, a deemed distribution or loan offset with respect to such outstanding loans.

(f)                The Company and its Subsidiaries shall satisfy all legal or contractual requirements to provide notice to, or to carry out any consultation procedure with, any employee or groups of employees of the Company or any of its Subsidiaries, or any Labor Organization, which is representing any employee of the Company or any of its Subsidiaries, in connection with the transactions contemplated by this Agreement.

(g)               Upon Parent’s written request, which request shall be made at least five (5) Business Days prior to the Closing Date, the Company Board shall adopt resolutions, no earlier than thirty (30) days prior to the Closing Date, to terminate the Company’s Deferred Compensation Plan in accordance with the rules set forth in Treas. Reg. Section 1.409A-3(j)(4)(ix), and Parent shall cause the amounts payable thereunder to be distributed as soon as reasonably practicable after the Closing Date.

(h)               The parties hereto acknowledge and agree that all provisions contained in this Section 5.11 with respect to employees of the Company and its Subsidiaries are included for the sole benefit of the respective parties hereto and shall not create any right (i) in any other Person, including employees, former employees, any participant or any beneficiary thereof, in any Company Benefit Plan, or (ii) to continued employment with the Company, Parent or their respective Subsidiaries or Affiliates. Notwithstanding anything in this Section 5.11 to the contrary, nothing in this Agreement, whether express or implied, shall be treated as an amendment or other modification of any Company Benefit Plan or any other employee benefit plans of the Company, Parent or any of their respective Subsidiaries or Affiliates or shall prohibit Parent or any of its Subsidiaries or Affiliates from amending or terminating any employee benefit plan.

Section 5.12               Certain Tax Matters. For U.S. federal income Tax purposes, it is intended that (a) the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, (b) with respect to the Merger, this Agreement constitutes a “plan of reorganization” within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a), and (c) with respect to the Merger, Parent, Acquiror, Merger Sub, and the Company are each a “party to a reorganization” within the meaning of Section 368(b) of the Code. Each of Parent and the Company shall use its reasonable best efforts to cause the Merger to qualify, and will not take (and will use its reasonable best efforts to prevent any Affiliate of such party from taking) any actions that would reasonably be expected to prevent the Merger from qualifying, as a reorganization under the provisions of Section 368(a) of the Code.

Section 5.13              Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be reasonably necessary or advisable (to the extent permitted under applicable Law and no-action letters issued by the SEC) to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

Section 5.14               Repayment, Termination and Defeasance of Existing Indebtedness. At least five (5) Business Days prior to the Closing Date, the Company shall use commercially reasonable efforts to deliver to Parent (i) an executed copy of a customary payoff letter from the agents under the Existing Credit Agreement in form and substance reasonably satisfactory to Parent relating to the repayment in full of all obligations thereunder or secured or guaranteed thereby, the termination of all commitments in connection therewith, the release of all Encumbrances granted thereunder or securing the obligations thereunder and the release of all guarantees granted thereunder or in connection therewith and (ii) final drafts of customary certificates and opinions, in form and substance reasonably satisfactory to Parent, relating to and required for the defeasance and discharge all of the obligations under the Existing Indenture. The Company shall use commercially reasonable efforts to, and shall use commercially reasonable efforts to cause its Subsidiaries to, deliver to Parent (or to the agent or trustee, as applicable, under the Existing Credit Facilities, in the case of prepayment and termination notices or deliverables related to defeasance) prior to the Closing, in form and substance reasonably satisfactory to Parent, all the documents, filings and notices required for (i) the termination of commitments under the Existing Credit Agreement, the release of all guarantees and other loan documents executed in connection therewith, and the release of all Encumbrances granted in connection therewith, including the filing of UCC releases, termination of control agreements, and delivery of possessory collateral, which shall in each case be subject to the occurrence of the Closing and the repayment in full of all obligations then outstanding under the Existing Credit Facilities and (ii) the defeasance and discharge of all obligations under the Existing Indenture and the release of all guarantees executed in connection therewith.

Section 5.15              Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in connection with the Merger to be approved for listing on NASDAQ, subject to official notice of issuance, at or prior to the Effective Time.

Section 5.16               Parent’s Financing Activities.

(a)               Without limiting the generality of Sections 5.4 and 5.5, prior to the Closing, the Company shall use commercially reasonable efforts to, and shall use commercially reasonable efforts to cause its Affiliates and its and their respective Representatives to, on a timely basis, provide all reasonable cooperation requested by Parent, any of its Affiliates or Representatives or any Financing Source in connection with the arrangement, marketing, syndication and consummation of debt and/or equity financing (and the satisfaction of the conditions precedent to funding thereof) deemed reasonably necessary or advisable by Parent in connection with the transactions contemplated by this Agreement. Such cooperation shall, at the reasonable request of Parent, any of its Affiliates or Representatives or any Financing Source, include the following:

(i)                 furnishing, or causing to be furnished, to such Person, (A) audited balance sheets and related statements of operations, stockholders’ equity and cash flows for the fiscal years ended December 31, 2020, December 31, 2019, December 31, 2018, and prior fiscal years if applicable, and such further fiscal years ended at least sixty (60) days prior to the Closing Date and (B) unaudited balance sheets and related statements of income and cash flows for each fiscal quarter ended after the close of its most recent fiscal year which are no more than one hundred and thirty (130) days old at Closing, in the case of clauses (A) and (B), prepared in accordance with GAAP and reviewed (SAS 100) by the Company’s accountants (with such review (x) including a review of the financial statements for the corresponding period in the previous fiscal year and (y) being conducted in accordance with applicable accounting standards), together with all other historical financial information and other customary information (and related management discussion and analysis prepared in connection therewith) regarding the Company and its Affiliates as may be reasonably requested by Parent, any of its Affiliates or Representatives or any Financing Source that may be required in order for Parent to complete and deliver pro forma financial statements, customary confidential information, bank or offering memoranda or prospectuses, in connection with such financing (other than portions customarily provided by Financing Sources), including the information required under any commitment letter, engagement letter or definitive financing document in connection with the transactions contemplated by this Agreement or in connection with a customary offering of securities;

(ii)              providing reasonable assistance to Parent for the preparation of pro forma financial information and projections required to consummate any such financing or to comply with applicable Law;

(iii)            using reasonable best efforts to secure the consent of the independent accountants of the Company and its Affiliates related to the financial statements described in this Section 5.16;

(iv)             requesting that the Company’s and its Affiliates’ independent accountants participate in drafting sessions and accounting due diligence sessions and cooperate with the financing, including requesting that they provide customary comfort letters (including “negative assurance” comfort) to the extent required in connection with the marketing and syndication of the financing or as are customarily required in an underwritten offering of securities;

(v)               providing reasonable assistance to Parent and its Affiliates in their preparation of customary rating agency presentations, road show materials, customary bank or co-investor information memoranda, prospectuses, bank syndication materials, credit agreements, offering memoranda, private placement memoranda, definitive financing documents (as well as customary certificates) and similar or related documents customarily prepared in connection with financings of the type described in this Section 5.16, and which may incorporate by reference periodic and current reports filed by the Company with the SEC;

(vi)             reasonably cooperating with customary marketing efforts and due diligence efforts of Parent and its Affiliates for all or any portion of such financing, including requesting its management team, with appropriate seniority and expertise, and external auditors and advisors, to assist in preparation for and to participate in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders, underwriters, initial purchasers and purchasers of, the financing), presentations, road shows, due diligence sessions, drafting sessions, and sessions with rating agencies, in each case, upon reasonable notice and at mutually agreeable dates and times, and including, without limitation, virtual meetings;

(vii)          using reasonable best efforts to ensure that any syndication or marketing effort in connection with the financing benefits materially from any existing lending and investment banking relationship of the Company and its Affiliates;

(viii)        reasonably cooperating with any Financing Sources of Parent or any of Parent’s Affiliates in an evaluation of the assets of the Company or any of its Subsidiaries for the purpose of establishing collateral arrangements in connection with such financing;

(ix)             using reasonable best efforts to deliver to Parent, no later than five (5) Business Days prior to the Closing Date (to the extent requested no later than ten (10) Business Days prior to the Closing Date), any materials and documentation about the Company and its Subsidiaries required under applicable “know your customer” and anti-money laundering rules, Laws and regulations (including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 and 31 C.F.R. § 1010.230 regarding beneficial ownership requirements for legal entity customers);

(x)               provide information concerning the Company and its Affiliates reasonably necessary for the completion of definitive agreements for financings of the type described in this Section 5.16, including any schedules thereto, and to the extent the Company or any of its Affiliates will become a party to any such definitive agreement, provide (including using reasonable best efforts to obtain such documents from its advisors) customary certificates (including solvency certificates), corporate authorizations and other customary closing documents and definitive agreements as may be reasonable requested by Parent or the Financing Sources;

(xi)             informing Parent promptly in writing if the Company Board or a committee thereof, the Company’s chief financial officer or any other executive officer of the Company concludes that any previously issued financial statements included or intended to be used in connection with the financing should no longer be relied upon;

(xii)          informing Parent promptly in writing if any member of the Company Board, the Company’s chief financial officer or any other executive officer of the Company shall have knowledge of any facts as a result of which a restatement of any of the Company’s or its Subsidiaries’ financial statements is probable; and

(xiii)        reasonably cooperating with Parent and its Financing Sources in connection with (A) Parent’s efforts to obtain customary corporate, facilities and securities ratings; (B) assisting Parent in obtaining opinions of the Company’s counsel; (C) providing customary authorization letters to Parent’s Financing Sources; (D) providing customary authorizations for the use of the trademarks, service marks and logos of the Company and its Affiliates; provided that such trademarks, service marks and logos are used in a manner that is not intended to or reasonably likely to harm or disparage the Company or its Affiliates or the reputation or goodwill of the Company or its Affiliates; (E) providing access to documents and other information in connection with continuing due diligence investigations; and (F) the payoff of existing Indebtedness of the Company, whether in the form of a tender offer, change of control offer, redemption, defeasance, satisfaction and discharge, consent solicitation, or otherwise;

provided that (1) neither the Company nor any of its Affiliates shall be required to pay any commitment or other similar fee in connection with any financing to be obtained by Parent or any of Parent’s Affiliates in connection with the transactions contemplated by this Agreement (except to the extent Parent promptly reimburses (in the case of ordinary course out-of-pocket costs and expenses) or provides the funding (in all other cases) to the Company or such Affiliate of the Company therefor), (2) the effectiveness of any documentation executed by the Company with respect thereto, and the attachment of any Encumbrance to any assets of the Company or any of its Subsidiaries, shall be subject to the consummation of the Closing, (3) no director or officer of any the Company shall be required to execute any agreement, certificate, document or instrument with respect to such financing that would be effective prior to the Closing (other than certifications of the financial statements and customary authorization letters contemplated by clause (xiii) above), (4) the Company, its controlled Affiliates and their respective Representatives shall be indemnified and held harmless by Parent from and against any and all liabilities, losses, damages, claims, interest, awards, judgments and penalties suffered or incurred by them in connection with claims asserted by a Financing Source in connection with the arrangement of such financing to the fullest extent permitted by Law and with appropriate contribution to the extent such indemnification is not available, other than to the extent any such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments or penalties are the result of the fraud or willful misconduct of the Company, its Affiliates or their respective Representatives, and (5) Parent shall promptly after termination of this Agreement in accordance with Section 7.1, upon written request by the Company, reimburse the Company or any of its controlled Affiliates for all reasonable and documented out-of-pocket costs or expenses actually incurred by each such Person in complying with their respective covenants pursuant to this Section 5.16. Parent acknowledges and agrees that the obtaining of any such financing is not a condition to the Closing.

(b)               All non-public or other confidential information regarding the Company or its Affiliates obtained by Parent, its Affiliates, their Financing Sources or their respective Representatives, in each case pursuant to this Section 5.16, shall be kept confidential in accordance with the Confidentiality Agreement; provided that such information may be shared (i) on a non-public basis with Financing Sources and prospective lenders and investors during syndication and marketing of any financing in connection herewith and participants in such financing, in each case that enter into confidentiality arrangements customary for financing transactions of the same type as such financing (including “click-through” confidentiality arrangements), and (ii) on a confidential basis with rating agencies; provided, further, that the foregoing shall not prohibit such information from being included in bank or co-investor information memoranda, prospectuses, bank syndication materials, offering memoranda and private placement memoranda (including under Rule 144A or a registered offering under the Securities Act). The Company hereby consents to the reasonable use of the Company’s, its Affiliates’ trademarks, service marks and logos in connection with any financing; provided that such trademarks, service marks and logos are used in a manner that is not intended to or reasonably likely to harm or disparage the Company or its Affiliates or the reputation or goodwill of the Company or its Affiliates, and on such other customary terms and conditions as shall be mutually agreed.

Section 5.17        Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under Laws and rules and policies of the NYSE to cause the delisting of the Company and of the shares of Company Common Stock from the NYSE as promptly as practicable after the Effective Time and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after such delisting. The Company shall not cause the Company Common Stock to be delisted from the NYSE prior to the Effective Time.

Section 5.18        Takeover Laws. If any takeover statute becomes or is deemed to become applicable to the Company or the Merger or the other transactions contemplated by this Agreement, then the Company Board shall use reasonable best efforts to take any and all actions necessary to render such statutes inapplicable to the foregoing or otherwise minimize the effect of such takeover statute on the foregoing.

Section 5.19        Stockholder Litigation. The Company shall give Parent prompt notice and the opportunity to participate in the defense or settlement of any Proceeding brought by any stockholder against the Company and/or its directors or executive officers relating to this Agreement, the Merger and the other transactions contemplated by this Agreement, whether commenced prior to or after the execution and delivery of this Agreement. Parent shall give the Company prompt notice of, and shall consider in good faith the Company’s advice with respect to, any Proceeding brought by any stockholder against Parent, Merger Sub and/or their respective directors or executive officers relating to this Agreement, the Merger and the other transactions contemplated by this Agreement, whether commenced prior to or after the execution and delivery of this Agreement. The Company agrees that it shall not settle or offer to compromise or settle any Proceeding commenced prior to or after the date of this Agreement against the Company or any of its directors or executive officers by any stockholder of the Company relating to this Agreement, the Merger, any other transaction contemplated by this Agreement or otherwise, without the prior written consent of Parent.

Section 5.20        Resignations. Prior to the Effective Time, upon Parent’s request, the Company shall use reasonable best efforts to cause any director or officer of the Company and each of its Subsidiaries to execute and deliver a letter effectuating his or her resignation as a director and/or officer, as applicable, of such entity effective as of the Effective Time.

Section 5.21        Board Membership. Prior to the Effective Time, Parent shall take all necessary corporate action so that, upon the Effective Time, (i) the size of the Parent Board consists of nine (9) members and (ii) each of Cynthia M. Egnotovich and William C. Johnson are appointed to the Parent Board (each, a “Company Designee”) to serve on the Parent Board until the expiration of such Company Designee’s term in accordance with the Parent Organizational Documents and the policies of the Parent Board; provided, that if such Company Designee is not willing or able to serve on the Parent Board as of the Effective Time, then the Company shall be entitled to designate a replacement for such Company Designee who is reasonably acceptable to Parent. After the Effective Time, the Nominating and Corporate Governance Committee of the Parent Board shall (i) nominate each Company Designee as part of the slate of directors that is included in the proxy statement of Parent relating to the election of directors for the next annual meeting of the Parent stockholders following the Effective Time, and (ii) provide the same support for the election of each such Company Designee as it provides for all other individuals standing for election at such annual meeting.

Article VI
CONDITIONS TO THE MERGER

Section 6.1            Conditions to the Obligations of Each Party. The respective obligations of each party to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company and Parent at or prior to the Closing of the following conditions:

(a)               Parent shall have obtained the Parent Stockholder Approval and the Company shall have obtained the Company Stockholder Approval;

(b)               the Parent Stock Issuance shall have been approved for listing on NASDAQ, subject to official notice of issuance;

(c)               the Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or any Proceedings by or before the SEC seeking a stop order;

(d)               (i) any applicable waiting period (and any extension thereof, including under any agreement between a party and a Governmental Authority agreeing not to consummate the Merger prior to a certain date) under the HSR Act relating to the consummation of the Merger shall have expired or early termination thereof shall have been granted and (ii) each Consent from a Governmental Authority required to be obtained with respect to the Merger under any Antitrust Law set forth on Section 6.1(d) of the Company Disclosure Letter shall have been obtained and shall remain in full force and effect, in each case, without the imposition, individually or in the aggregate, of an Unacceptable Condition;

(e)               no Governmental Authority of competent jurisdiction shall have issued or entered any Order after the date of this Agreement, and no Law shall have been enacted or promulgated after the date of this Agreement, in each case, that (whether temporary or permanent) is then in effect and has the effect of (i) restraining, enjoining or otherwise prohibiting the consummation of the Merger or the other transactions contemplated by this Agreement or (ii) resulting, individually or in the aggregate, in an Unacceptable Condition (any such Order or Law in clause (i) or (ii), a “Restraint”).

Section 6.2            Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or (to the extent permitted by Law) waiver by Parent at or prior to the Closing of the following additional conditions:

(a)               the representations and warranties of the Company (i) contained in Section 3.2(a) shall be true and correct in all respects (other than de minimis inaccuracies) both as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date), (ii) contained in Sections 3.2(b), 3.2(c), 3.2(d), 3.3, 3.4 and 3.26 (together with Section 3.2(a), the “Company Fundamental Representations”) shall be true and correct in all material respects, without giving effect to any materiality or “Company Material Adverse Effect” qualifications therein, both as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date) and (iii) contained in this Agreement (other than the Company Fundamental Representations), shall be true and correct, without giving effect to any materiality or “Company Material Adverse Effect” qualifications therein, both as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect;

(b)               the Company shall have performed or complied in all material respects with its obligations required under this Agreement to be performed or complied with on or prior to the Closing;

(c)               since the date of this Agreement, there shall not have been any event, circumstance, occurrence, effect, fact, development or change that, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect; and

(d)               Parent shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c).

Section 6.3            Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger and the other transactions contemplated by this Agreement is subject to the satisfaction or (to the extent permitted by Law) waiver by the Company at or prior to the Closing of the following additional conditions:

(a)               the representations and warranties of Parent and Merger Sub (i) contained in Section 4.2(a) shall be true and correct in all respects (other than de minimis inaccuracies) both as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date), (ii) contained in Sections 4.2(b), 4.2(c), 4.3, 4.4 and 4.19 (together with Section 4.2(a), the “Parent Fundamental Representations”) shall be true and correct in all material respects, without giving effect to any materiality or “Parent Material Adverse Effect” qualifications therein, both as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date) and (iii) contained in this Agreement (other than the Parent Fundamental Representations) shall be true and correct, without giving effect to any materiality or “Parent Material Adverse Effect” qualifications therein, both as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect;

(b)               Parent and Merger Sub shall have performed or complied in all material respects with each of their respective obligations required under this Agreement to be performed or complied with on or prior to the Closing;

(c)               since the date of this Agreement, there shall not have been any event, circumstance, occurrence, effect, fact, development or change that, individually or in the aggregate, has had, or would reasonably be expected to have, a Parent Material Adverse Effect; and

(d)               the Company shall have received a certificate signed by an executive officer of Parent certifying as to the matters set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c).

Section 6.4            Frustration of Closing Conditions(a). Neither Parent nor Merger Sub may rely on the failure of any condition set forth in Section 6.1 or Section 6.2 to be satisfied if such failure was primarily caused by the failure of Parent or Merger Sub to perform any of their respective material obligations under this Agreement. The Company may not rely on the failure of any condition set forth in Section 6.1 or Section 6.3 to be satisfied if such failure was primarily caused by its failure to perform any of its material obligations under this Agreement.

Article VII
TERMINATION, AMENDMENT AND WAIVER

Section 7.1            Termination. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Stockholder Approval or Parent Stockholder Approval is obtained (except as otherwise expressly noted), as follows:

(a)               by mutual written consent of each of Parent and the Company; or

(b)               by either Parent or the Company, if:

(i)                 the Merger shall not have been consummated on or before April 20, 2022 (the “Termination Date”); provided, however, that if, on the Termination Date, the conditions to the Closing set forth in Section 6.1(d) or Section 6.1(e) (solely to the extent any such Restraint is in respect of an Antitrust Law) shall not have been fulfilled but all other conditions to the Closing set forth in Article VI have been waived or fulfilled (other than those conditions that by their terms cannot be satisfied prior to the Closing, but which conditions would be satisfied if the Closing occurred on such date), then the Termination Date shall automatically, without any action on the part of the parties hereto, be extended to October 20, 2022; provided, further, that the Termination Date may be further extended at the option of either Parent or the Company in the circumstance described in Section 6.1(d) of the Company Disclosure Letter to a date no later than June 20, 2023 and such date, as so extended, shall be the “Termination Date” for purposes of this Agreement; provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party if a material breach by such party of any of its obligations under this Agreement has been the cause of or resulted in the failure of the Closing to have occurred on or before the Termination Date;

(ii)              (A) prior to the Effective Time, any Governmental Authority of competent jurisdiction shall have issued or entered any Order after the date of this Agreement or any Law shall have been enacted or promulgated after the date of this Agreement that has the effect of permanently restraining, enjoining or otherwise prohibiting the Merger or the other transactions contemplated by this Agreement, and in the case of such an Order, such Order shall have become final and non-appealable or (B) any Consent from a Governmental Authority required to be obtained pursuant to Section 6.1(d) shall have become incapable of being obtained prior to the Termination Date; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to a party if a material breach by such party of its obligations under Section 5.4 has been the cause of or resulted in the issuance of such Order or the failure to obtain such Consent;

(iii)            the Company Stockholder Approval shall not have been obtained upon a vote taken thereon at the Company Stockholders’ Meeting duly convened therefor or at any adjournment or postponement thereof; or

(iv)             the Parent Stockholder Approval shall not have been obtained upon a vote taken thereon at the Parent Stockholders’ Meeting duly convened therefor or at any adjournment or postponement thereof;

(c)               by the Company if:

(i)                 Parent or Merger Sub shall have breached or failed to perform any of their respective representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (B) is not capable of being cured by Parent or Merger Sub, as applicable, by the Termination Date or, if capable of being cured, shall not have been cured by Parent or Merger Sub on or before the earlier of (x) the Termination Date and (y) the date that is thirty (30) calendar days following the Company’s delivery of written notice to Parent of such breach or failure to perform; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if the Company is then in material breach of any of its obligations under this Agreement so as to result in the failure of a condition set forth in Section 6.2(b);

(ii)              the Parent Board shall have made a Parent Adverse Recommendation Change, Parent shall have failed to include in the Joint Proxy Statement the Parent Recommendation or Parent shall have materially violated or breached any of its obligations under Section 5.7; or

(iii)            prior to obtaining the Company Stockholder Approval, the Company Board shall have authorized the Company to enter into a definitive agreement with respect to a Company Superior Proposal and the Company enters into such definitive agreement concurrently with its termination of this Agreement, but only if (A) the Company is permitted to terminate this Agreement to accept a Company Superior Proposal pursuant to, and subject to its compliance with the applicable terms and conditions of, Section 5.6(d) and (B) as a condition to the effectiveness of such termination, the Company pays to Parent the Company Termination Fee prior to or simultaneously with such termination.

(d)               by Parent if:

(i)                 the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (B) is not capable of being cured by the Company by the Termination Date or, if capable of being cured, shall not have been cured by the Company on or before the earlier of (x) the Termination Date and (y) the date that is thirty (30) calendar days following Parent’s delivery of written notice to the Company of such breach or failure to perform; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if Parent or Merger Sub is then in material breach of any of its obligations under this Agreement so as to result in the failure of a condition set forth in Section 6.3(b);

(ii)              the Company Board shall have made a Company Adverse Recommendation Change, the Company shall have failed to include in the Joint Proxy Statement the Company Recommendation or the Company shall have materially violated or breached any of its obligations under Section 5.6; or

(iii)            prior to obtaining the Parent Stockholder Approval, the Parent Board shall have authorized Parent to enter into a definitive agreement with respect to a Parent Superior Proposal and Parent enters into such definitive agreement concurrently with its termination of this Agreement, but only if (A) Parent is permitted to terminate this Agreement to accept a Parent Superior Proposal pursuant to, and subject to its compliance with the applicable terms and conditions of, Section 5.7(d) and (B) as a condition to the effectiveness of such termination, Parent pays to the Company the Parent Termination Fee prior to or simultaneously with such termination.

Section 7.2            Effect of Termination. In the event that this Agreement is terminated and the Merger abandoned pursuant to Section 7.1, written notice thereof shall be given by the terminating party to the other party, specifying the provisions hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and of no effect without liability on the part of any party hereto, and all rights and obligations of any party hereto shall cease; provided, however, that, except as otherwise provided in Section 7.3, no such termination shall relieve any party hereto of any liability or damages resulting from any willful breach of this Agreement prior to such termination or fraud; and provided, further, that the Confidentiality Agreement, this Section 7.2, Section 7.3, and Article VIII shall survive any termination of this Agreement pursuant to Section 7.1.

Section 7.3            Termination Fees.

(a)               If this Agreement is terminated by:

(i)                 Parent pursuant to Section 7.1(d)(i) on the basis of a breach of a covenant or agreement contained in this Agreement or either Parent or the Company pursuant to Section 7.1(b)(i) or Section 7.1(b)(iii) and in any such case (A) prior to such termination (or prior to the Company Stockholders’ Meeting in the case of termination pursuant to Section 7.1(b)(iii)), a Company Acquisition Proposal that has been made after the date of this Agreement shall have been publicly disclosed and not publicly withdrawn prior to such date and (B) within twelve (12) months after such termination, a Company Acquisition Proposal is consummated or the Company enters into a definitive agreement with respect to a Company Acquisition Proposal (provided, however, that for purposes of this Section 7.3(a)(i)), the references to “twenty percent (20%)” in the definition of Company Acquisition Proposal shall be deemed to be references to “fifty percent (50%)”);

(ii)              Parent pursuant to Section 7.1(d)(ii) (or pursuant to any other provision of Section 7.1 if Parent was then entitled to terminate this Agreement pursuant to Section 7.1(d)(ii)); or

(iii)            the Company pursuant to Section 7.1(c)(iii);

then, in each such case, the Company shall pay, or cause to be paid, to Parent the Company Termination Fee. Any payments required to be made under this Section 7.3(a) shall be made by wire transfer of same day funds to the account or accounts designated by Parent, (x) in the case of clause (i) above, on the earlier of the date of consummation of, or entry into a definitive agreement with respect to, such Company Acquisition Proposal, (y) in the case of clause (ii) above, promptly, but in no event later than three (3) Business Days after the date of such termination and (z) in the case of clause (iii) above, immediately prior to or concurrently with the termination of this Agreement.

(b)               If this Agreement is terminated by:

(i)                 the Company pursuant to Section 7.1(c)(i) on the basis of a breach of a covenant or agreement contained in this Agreement or either Parent or the Company pursuant to Section 7.1(b)(i) or Section 7.1(b)(iv) and in any such case (A) prior to such termination (or prior to the Parent Stockholders’ Meeting in the case of termination pursuant to Section 7.1(b)(iv)), a Parent Acquisition Proposal that has been made after the date of this Agreement shall have been publicly disclosed and not publicly withdrawn prior to such date and (B) within twelve (12) months after such termination, a Parent Acquisition Proposal is consummated or Parent enters into a definitive agreement with respect to a Parent Acquisition Proposal (provided, however, that for purposes of this Section 7.3(b)(i)), the references to “twenty percent (20%)” in the definition of Parent Acquisition Proposal shall be deemed to be references to “fifty percent (50%)”);

(ii)              the Company pursuant to Section 7.1(c)(ii) (or pursuant to any other provision of Section 7.1 if the Company was then entitled to terminate this Agreement pursuant to Section 7.1(c)(ii)); or

(iii)            Parent pursuant to Section 7.1(d)(iii);

then, in each such case, Parent shall pay, or cause to be paid, to the Company the Parent Termination Fee. Any payments required to be made under this Section 7.3(b) shall be made by wire transfer of same day funds to the account or accounts designated by the Company (x) in the case of clause (i) above, on the earlier of the date of consummation of, or entry into a definitive agreement with respect to, such Parent Acquisition Proposal, (y) in the case of clause (ii) above, promptly, but in no event later than three (3) Business Days after the date of such termination and (z) in the case of clause (iii) above, immediately prior to or concurrently with the termination of this Agreement.

(c)               If this Agreement is terminated by (i) either Parent or the Company pursuant to Section 7.1(b)(i) and at the time of such termination any of the conditions to the Closing set forth in Section 6.1(d) or Section 6.1(e) (solely as a result of an Order in respect of an Antitrust Law issued or entered after the date of this Agreement) shall not have been fulfilled but all other conditions to the Closing set forth in Article VI either have been waived or fulfilled or would be fulfilled if the Closing were to occur on such date or (ii) either Parent or the Company pursuant to Section 7.1(b)(ii) (solely as a result of (1) a final and non-appealable Order in respect of an Antitrust Law issued or entered after the date of this Agreement or (2) a failure to obtain a Consent of a Governmental Authority under an Antitrust Law required to be obtained pursuant to Section 6.1(d)), then Parent shall pay, or cause to be paid, to the Company the Reverse Termination Fee by wire transfer of same-day funds to the account or accounts designated by the Company promptly, but in no event later than three (3) Business Days after the date of such termination; provided, however, that Parent shall not be required to pay the Reverse Termination Fee pursuant to this Section 7.3(c) if a breach by the Company of any of its obligations under this Agreement has been the principal cause of the circumstances that would have otherwise required the payment of the Reverse Termination Fee pursuant to this Section 7.3(c).

(d)               In the event this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(b)(iii), then the Company shall pay Parent the reasonable and documented out-of-pocket costs and expenses, including all fees and expenses incurred in connection with the financing of the transactions contemplated by this Agreement and the fees and expenses of counsel, accountants, investment bankers, experts and consultants, incurred by Parent and Merger Sub in connection with this Agreement and the transactions contemplated by this Agreement in an amount not to exceed $20,000,000 (the “Parent Expenses”); provided that any payment of the Parent Expenses shall not affect Parent’s right to receive any Company Termination Fee otherwise due under Section 7.3(a), but shall reduce, on a dollar for dollar basis, any Company Termination Fee that becomes due and payable under Section 7.3(a). Any Parent Expenses required to be paid by the Company under this Section 7.3(d) shall be made by wire transfer of immediately available funds promptly, but in no event later than three (3) Business Days after the Company’s receipt of documentation supporting such Parent Expenses.

(e)               In the event this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(b)(iv), then Parent shall pay the Company the reasonable and documented out-of-pocket costs and expenses, including the fees and expenses of counsel, accountants, investment bankers, experts and consultants, incurred by the Company in connection with this Agreement and the transactions contemplated by this Agreement in an amount not to exceed $20,000,000 (the “Company Expenses”), plus any amounts payable to the Company pursuant to Section 5.16(a); provided that any payment of the Company Expenses shall not affect the Company’s right to receive any Parent Termination Fee otherwise due under Section 7.3(b), but shall reduce, on a dollar for dollar basis, any Parent Termination Fee that becomes due and payable under Section 7.3(b). Any Company Expenses required to be paid by Parent under this Section 7.3(e) shall be made by wire transfer of immediately available funds promptly, but in no event later than three (3) Business Days after Parent’s receipt of documentation supporting such Company Expenses.

(f)                Notwithstanding anything to the contrary set forth in this Agreement, the parties agree that in no event shall the Company be required to pay the Company Termination Fee, or Parent be required to pay the Parent Termination Fee or the Reverse Termination Fee, as applicable, on more than one occasion. For the avoidance of doubt, in no event shall Parent be required to pay both the Parent Termination Fee and the Reverse Termination Fee.

(g)               Notwithstanding anything to the contrary set forth in this Agreement, Parent’s right to receive payment from the Company of the Company Termination Fee pursuant to Section 7.3(a) and/or the right to receive payment of the Parent Expenses pursuant to Section 7.3(c), shall, in circumstances in which the Company Termination Fee or Parent Expenses (as applicable) are owed, constitute the sole and exclusive monetary remedy (other than Parent’s right, after having received the Parent Expenses, to receive the Company Termination Fee less the Parent Expenses in the circumstances expressly contemplated in Section 7.3(a)) of Parent and Merger Sub against the Company and its Subsidiaries and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, Representatives or assignees (collectively, the “Company Related Parties”) for all losses and damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amounts, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement (except that the Company shall also be obligated with respect to any amounts owing pursuant to Section 7.3(h)(ii)). Notwithstanding anything to the contrary set forth in this Agreement, the Company’s right to receive payment from Parent of the Parent Termination Fee pursuant to Section 7.3(b), the Reverse Termination Fee pursuant to Section 7.3(c) and/or the right to receive payment of the Company Expenses pursuant to Section 7.3(e), shall, in circumstances in which the Parent Termination Fee, the Reverse Termination Fee or Company Expenses (as applicable) are owed, constitute the sole and exclusive monetary remedy (other than the Company’s right, after having received the Company Expenses and the expenses contemplated by Section 5.16(a), to receive the Parent Termination Fee less the Company Expenses and the expenses contemplated by Section 5.16(a) in the circumstances expressly contemplated in Section 7.3(b)) of the Company against Parent and its Subsidiaries and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, Representatives or assignees (collectively, the “Parent Related Parties”) for all losses and damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amounts, none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement (except that Parent shall also be obligated with respect to any amounts owing pursuant to Section 7.3(h)(ii)).

(h)               Each of the parties hereto acknowledges that (i) the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and (ii) without these agreements, the parties would not enter into this Agreement; accordingly, if the Company or Parent, as applicable, fails to timely pay any amount due pursuant to this Section 7.3 and, in order to obtain such payment, Parent or the Company, as applicable, commences a suit that results in a judgment against the other for the payment of any amount set forth in this Section 7.3, the Company or Parent, as applicable, shall pay the other its costs and expenses in connection with such suit (including reasonable attorneys’ fees), together with interest on such amount at an annual rate equal to the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.

Section 7.4            Amendment. This Agreement may be amended by mutual agreement of the parties hereto in writing at any time before or after receipt of the Company Stockholder Approval or Parent Stockholder Approval; provided, however, that after the Company Stockholder Approval or Parent Stockholder Approval has been obtained, there shall not be any amendment that by applicable Law or in accordance with the rules of any stock exchange requires further approval by the stockholders of the Company or Parent, as applicable, without such further approval of such stockholders nor any amendment or change not permitted under applicable Law.

Section 7.5            Extension; Waiver. At any time prior to the Effective Time, subject to applicable Law, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement or condition contained herein. Any such extension or waiver shall only be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Article VIII
GENERAL PROVISIONS

Section 8.1            Non-Survival of Representations and Warranties. The representations and warranties in this Agreement and in any certificate delivered pursuant hereto by any Person and the covenants and agreements in this Agreement shall terminate at the Effective Time, other than those covenants and agreements which by their terms apply, or are to be performed in whole or in part, after the Effective Time.

Section 8.2            Expenses. Except as expressly set forth herein (including Section 7.3), all expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger are consummated.

Section 8.3            Notices. All notices, consents and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by hand delivery, by prepaid overnight courier (providing written proof of delivery) or by electronic mail (providing written confirmation of receipt), addressed as follows:

if to Parent, Acquiror or Merger Sub:

The Middleby Corporation
1400 Toastmaster Drive
Elgin, Illinois 60120
Attention: Timothy J. FitzGerald, Chief Executive Officer
Email: tfitzgerald@middleby.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, Illinois 60606
Attention:	Shilpi Gupta
Email:	Shilpi.Gupta@skadden.com

Skadden, Arps, Slate, Meagher & Flom LLP
1000 Louisiana, Suite 6800
Houston, Texas 77002
Attention:	Eric C. Otness
Email:	Eric.Otness@Skadden.com

if to the Company:

Welbilt, Inc.
2227 Welbilt Boulevard
New Port Richey, Florida 34655
Attention: William C. Johnson, President and Chief Executive Officer
Email: Bill.Johnson@welbilt.com

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166
Attention: Barbara L. Becker, Saee M. Muzumdar
Email: bbecker@gibsondunn.com, smuzumdar@gibsondunn.com

or to such other address or electronic mail address as shall be specified in a notice given in accordance with this Section 8.3; provided that any notice received by electronic mail or otherwise at the addressee’s location on any Business Day after 5:00 P.M. (addressee’s local time) or on any day that is not a Business Day shall be deemed to have been received at 9:00 A.M. (addressee’s local time) on the next Business Day; provided, further, that notice of any change to the address or any of the other details specified in or pursuant to this Section 8.3 shall not be deemed to have been received until, and shall be deemed to have been received upon, the later of the date specified in such notice or the date that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 8.3.

Section 8.4            Interpretation; Certain Definitions.

(a)               The parties have participated collectively in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted collectively by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement. The parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(b)               The words “hereof,” “herein,” “hereby,” “hereunder” and “herewith” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to articles, sections, paragraphs, exhibits, annexes and schedules are to the articles, sections and paragraphs of, and exhibits, annexes and schedules to, this Agreement, unless otherwise specified, and the table of contents and headings of the articles, sections or subsections in this Agreement are for reference purposes only and shall not define, limit, construe or describe the scope or extent of such section, or affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the phrase “without limitation.” All definitions set forth herein are deemed applicable whether the words defined are used herein in the singular or in the plural and correlative forms of defined terms have corresponding meanings. Words denoting any gender shall be deemed to include all genders, words denoting natural persons shall be deemed to include business entities and vice versa and references to a Person are also to its predecessors and permitted successors and assigns. The word “or” is not exclusive and has the inclusive meaning represented by the phrase “and/or”. The phrases “the date of this Agreement” and “the date hereof” and terms or phrases of similar import shall be deemed to refer to April 20, 2021, unless the context requires otherwise. References to any information or document being “made available” or “furnished” and words of similar import (i) when used in reference to anything made available to Parent, Merger Sub or their Representatives shall include such information or document having been posted to the online data room hosted on behalf of the Company by Datasite under the name “Project Shelby,” and (ii) when used in reference to anything made available to the Company or its Representatives shall include such information or document having been posted to the online data room hosted on behalf of Parent by Firmex under the name “Project Shelby,” in each case, at least one day prior to the date of this Agreement. Terms defined in the text of this Agreement have such meaning throughout this Agreement (regardless of whether it appears before or after the place where it is defined), unless otherwise indicated in this Agreement, and all terms defined in this Agreement shall have such meanings when used in any exhibit, schedule, certificate or other document made or delivered pursuant hereto unless otherwise defined therein. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date). All references to “dollars” or “$” refer to currency of the United States.

Section 8.5            Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Merger be consummated as originally contemplated to the fullest extent possible.

Section 8.6            Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties, except that (i) Merger Sub may assign any or all of its rights, interests and obligations hereunder to one or more direct or indirect wholly owned Subsidiaries of Parent, or a combination thereof so long as such assignment would not delay, impair or prevent consummation of the Merger or otherwise have a Parent Material Adverse Effect and (ii) Parent and its Subsidiaries may pledge this Agreement and their rights hereunder to the extent required by the Parent Credit Agreement and the other Loan Documents (as defined in the Parent Credit Agreement). Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective permitted successors and assigns. Any attempted assignment in violation of this Section 8.6 shall be null and void.

Section 8.7            Entire Agreement. This Agreement (including the exhibits, annexes and appendices hereto) constitutes, together with the Confidentiality Agreement, the Company Disclosure Letter and the Parent Disclosure Letter, the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

Section 8.8            No Third-Party Beneficiaries. This Agreement is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder; except (a) that it is specifically intended that the D&O Indemnified Parties (with respect to Section 5.8 and this Section 8.8 from and after the Effective Time) are intended third-party beneficiaries hereof, (b) from and after the Effective Time, for the rights of holders of shares of Company Common Stock to receive the Merger Consideration set forth in Article II and (c) from and after the Effective Time, for the rights of holders of Company Options, Company Restricted Stock, Company RSUs, Company Director RSUs and Company PSUs to receive the payments contemplated by the applicable provisions of Section 2.3 in accordance with the terms and conditions of this Agreement.

Section 8.9            Governing Law. This Agreement and all Proceedings (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 8.10        Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any party hereto does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties acknowledge and agree that, prior to any termination of this Agreement in accordance with Section 7.1, the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 8.11        Consent to Jurisdiction.

(a)               Each of the parties hereto hereby, with respect to any legal claim or Proceeding arising out of this Agreement or the transactions contemplated by this Agreement, (i) expressly and irrevocably submits, for itself and with respect to its property, generally and unconditionally, to the exclusive jurisdiction of the Delaware Court of Chancery and any appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery does not have jurisdiction over a particular matter, any state or federal court within the State of Delaware), (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such courts, (iii) agrees that it will not bring any claim or Proceeding relating to this Agreement or the transactions contemplated by this Agreement except in such courts and (iv) waives, to the fullest extent it may legally and effectively do so, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, any objection which it may now or hereafter have to the laying of venue in such courts of any claim or Proceeding arising out of or relating to this Agreement. Notwithstanding the foregoing, each of Parent, Merger Sub and the Company agrees that a final and nonappealable judgment in any Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(b)               Each party irrevocably consents to the service of process in any claim or Proceeding with respect to this Agreement and the transactions contemplated by this Agreement or for recognition and enforcement of any judgment in respect hereof brought by any other party hereto may be made by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 8.3 and such service of process shall be sufficient to confer personal jurisdiction over such party in such claim or Proceeding and shall otherwise constitute effective and binding service in every respect.

Section 8.12        Counterparts. This Agreement may be executed in multiple counterparts, all of which shall together be considered one and the same agreement. Delivery of an executed signature page to this Agreement by electronic transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

Section 8.13        WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) BETWEEN ANY OF THEM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, INCLUDING WITH RESPECT TO ANY PROCEEDING OR COUNTERCLAIM THAT INVOLVES THE FINANCING SOURCES.

[Remainder of page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF, Parent, Acquiror, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

THE MIDDLEBY CORPORATION

By:	/s/ Timothy J. FitzGerald
	Name:	Timothy J. FitzGerald
	Title:	Chief Executive Officer

MIDDLEBY MARSHALL INC.

By:	/s/ Timothy J. FitzGerald
	Name:	Timothy J. FitzGerald
	Title:	Chief Executive Officer

MOSAIC MERGER SUB, INC.

By:	/s/ Timothy J. FitzGerald
	Name:	Timothy J. FitzGerald
	Title:	President

WELBILT, INC.

By:	/s/ William C. Johnson
	Name:	William C. Johnson
	Title:	President and Chief Executive Officer

Signature Page to Merger Agreement

Appendix A

Definitions

As used in this Agreement, the following terms shall have the following meanings:

“Affiliate” shall mean, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, the Person specified.

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which all banking institutions in New York, New York are authorized or obligated by Law or executive order to close.

“Charter Amendment” shall mean an amendment to Parent’s certificate of incorporation to increase the number of authorized shares of Parent Common Stock to such amount as determined by the Parent Board.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company Acquisition Proposal” shall mean a proposal, offer or inquiry from any Person providing for any (i) merger, consolidation, share exchange, business combination, recapitalization or similar transaction involving the Company, pursuant to which any such Person would own or control, directly or indirectly, twenty percent (20%) or more of the voting power of the Company, (ii) sale, lease, license, dissolution or other disposition, directly or indirectly, of assets of the Company (including the capital stock or other equity interests of any of its Subsidiaries) or any Subsidiary of the Company representing twenty percent (20%) or more of the consolidated assets, net revenues or net income of the Company and its Subsidiaries taken as a whole, or to which twenty percent (20%) or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, are attributable, (iii) issuance or sale or other disposition of capital stock or other equity interests representing twenty percent (20%) or more of the voting power of the Company or any of its Subsidiaries whose business constitutes twenty percent (20%) or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, (iv) tender offer, exchange offer or any other transaction or series of transactions in which any Person will acquire, directly or indirectly, beneficial ownership or the right to acquire beneficial ownership of capital stock or other equity interests representing twenty percent (20%) or more of the voting power of the Company or any of its Subsidiaries whose business constitutes twenty percent (20%) or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, or (v) any combination of the foregoing.

“Company Data” means all Personal Data Processed by the Company or any of its Subsidiaries.

“Company Director RSU” shall mean an award of Company RSUs held by a non-employee member of the Company Board granted under the Company Equity Plan.

Appendix A-1

“Company Disclosure Letter” shall mean the disclosure letter delivered by the Company to Parent simultaneously with the execution of this Agreement.

“Company Equity Awards” shall mean the Company Options, Company Restricted Stock, Company RSUs, Company PSUs and Company Director RSUs granted under the Company Equity Plan.

“Company Equity Plan” shall mean the Welbilt, Inc. 2016 Omnibus Incentive Plan, as amended from time to time, and any other equity or equity-based plan, program, or arrangement of the Company or any of its Subsidiaries or any predecessor thereof.

“Company ERISA Affiliate” shall mean any Person under common control with the Company within the meaning of Section 414(b), Section 414(c), Section 414(m) or Section 414(o) of the Code, and the regulations issued thereunder.

“Company Intervening Event” shall mean a material event or circumstance that was not known or reasonably foreseeable to the Company Board on the date of this Agreement (or if known, the material consequences of which were not known or reasonably foreseeable to the Company Board as of the date of this Agreement), which event or circumstance, or any consequence thereof, becomes known to the Company Board prior to the Company Stockholder Approval; provided that in no event shall any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to a Company Acquisition Proposal constitute a Company Intervening Event.

“Company Material Adverse Effect” shall mean any event, circumstance, occurrence, effect, fact, development or change that (a) would prevent or materially impair the ability of the Company to consummate the Merger or (b) has, or would have, a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that for purposes of this clause (b), none of the following (or the results thereof) shall constitute or be taken into account in determining whether a Company Material Adverse Effect shall have occurred: (i) changes in general economic, financial market, regulatory, business, financial, political, geopolitical, credit or capital market conditions, including interest or exchange rates; (ii) general changes or developments in any of the industries or markets in which the Company or any of its Subsidiaries operate; (iii) changes in any applicable Laws or accounting regulations or principles or interpretations thereof; (iv) any change in the price or trading volume of the Company’s securities or other financial instruments or change in the Company’s credit rating, in and of itself (provided, however, that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Company Material Adverse Effect” may constitute or be taken into account in determining whether a Company Material Adverse Effect has occurred); (v) any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operation or any published analyst or other third-party estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (provided, however, that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Company Material Adverse Effect” may constitute or be taken into account in determining whether a Company Material Adverse Effect has occurred); (vi) acts of war (whether or not declared), hostilities, military actions or acts of terrorism, or any escalation or worsening of the foregoing, weather related events, fires, natural disasters, pandemics (including the existence and impact of the COVID-19 pandemic), public health or other emergencies or any other acts of God; (vii) the execution and delivery of this Agreement or the public announcement or the pendency of the Merger or the other transactions contemplated hereby (provided, that this clause (vii) does not apply with respect to the representations and warranties set forth in Section 3.5); or (viii) the taking of any action expressly required by this Agreement (other than any obligation under this Agreement to operate in the ordinary course of business (or similar obligation) pursuant to Section 5.1); provided, further, that the exceptions in clauses (i), (ii), (iii) and (vi) shall not apply to the extent the events, circumstances, occurrences, effects, facts, developments or changes set forth in such clauses have a disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to the other participants in the industries in which the Company and its Subsidiaries operate.

Appendix A-2

“Company Option” shall mean each option to purchase shares of Company Common Stock under the Company Equity Plan.

“Company PSU” shall mean each award of performance stock units granted pursuant to a Company Equity Plan or otherwise that vests on the basis of time and the achievement of performance targets and pursuant to which the holder has a right to receive shares of Company Common Stock following the vesting or lapse of restrictions applicable to such performance stock unit.

“Company Recommendation” shall mean the recommendation of the Company Board that the stockholders of the Company adopt this Agreement and approve the transactions contemplated by this Agreement, including the Merger.

“Company Restricted Stock” shall mean any outstanding shares of Company Common Stock that are unvested or subject to a risk of forfeiture or repurchase option in favor of the Company and granted under the Company Equity Plan.

“Company RSU” shall mean each award of restricted stock units constituting the right to be issued a share of Company Common Stock upon vesting granted under the Company Equity Plan that is not a Company Director RSU.

“Company Superior Proposal” shall mean a bona fide unsolicited written Company Acquisition Proposal (provided that for purposes of this definition references to twenty percent (20%) in the definition of “Company Acquisition Proposal” shall be deemed to be references to fifty percent (50%)) which the Company Board determines in good faith (i) to be reasonably likely to be consummated on the terms proposed on a timely basis if accepted and (ii) to be more favorable to the Company’s stockholders from a financial point of view than the Merger and the other transactions contemplated by this Agreement, in each case, taking into account at the time of determination all relevant circumstances, including the various legal, financial and regulatory aspects of the proposal, all the terms and conditions of such proposal and this Agreement, and any changes to the terms of this Agreement offered by the Company in response to such Company Acquisition Proposal in accordance with Section 5.6(d).

Appendix A-3

“Company Termination Fee” shall mean $110,000,000.

“Confidentiality Agreement” shall mean the confidentiality agreement, dated December 13, 2020, between Parent and the Company.

“Contract” shall mean any written or oral contract, subcontract, arrangement, lease, sublease, conditional sales contract, purchase order, sales order, license, indenture, note, bond, loan, instrument, understanding, permit, concession, franchise, commitment, partnership, limited liability company or other agreement.

“Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or partnership or other interests, by Contract or otherwise. The terms “Controlling” and “Controlled” shall have correlative meanings.

“COVID-19” shall mean the COVID-19 or SARS-CoV-2 virus (or any evolution, mutation or variation thereof).

“Customs and International Trade Authorizations” shall mean any and all Consents, licenses, registrations, filings, and other approvals or notifications required pursuant to the Customs and International Trade Laws.

“Customs and International Trade Laws” shall mean the export control, Sanctions, import, customs, trade and anti-boycott Laws of any jurisdiction in which the Company or any of its Subsidiaries is incorporated or does business, including the Tariff Act of 1930, as amended, and other Laws administered or enforced by the U.S. Department of Commerce, U.S. Department of State, U.S. International Trade Commission, U.S. Customs and Border Protection, U.S. Immigration and Customs Enforcement, and their predecessor or successor agencies, including the Export Control Reform Act of 2018 and the Export Administration Regulations, including related restrictions with regard to transactions involving Persons on the U.S. Department of Commerce Denied Persons List, Unverified List or Entity List; the Arms Export Control Act, as amended and the International Traffic in Arms Regulations, including related restrictions with regard to transactions involving Persons on the Debarred List; the anti-boycott Laws administered by the U.S. Department of Commerce; and the anti-boycott Laws administered by the U.S. Department of the Treasury.

“Delaware Secretary of State” shall mean the Secretary of State of the State of Delaware.

“Divestiture Action” shall mean any divestiture, sale, license or other disposition, or subjection to any hold-separate order, of assets, properties, businesses or product lines of Parent, the Company, or any of their respective Affiliates.

“Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, deed of trust, security interest, encumbrance, easement, right of way, adverse claim of ownership or use, title defect, conditional sale agreement, assignment by way of security, lease, sublease, claim, infringement, interference, option, right of first refusal or preemptive right (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset), whether arising by contract, as a matter of law, by judicial process or otherwise.

Appendix A-4

“Environmental Laws” shall mean all applicable Laws relating to pollution or protection of the environment, natural resources or human health and safety, including Laws relating to Releases of Hazardous Materials and the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Materials, including the Federal Water Pollution Control Act (33 U.S.C. §1251 et seq.), the Resource Conservation and Recovery Act of 1976 (42 U.S.C. §6901 et seq.), the Safe Drinking Water Act (42 U.S.C. §3000(f) et seq.), the Toxic Substances Control Act (15 U.S.C. §2601 et seq.), the Clean Air Act (42 U.S.C. §7401 et seq.), the Oil Pollution Act of 1990 (33 U.S.C. §2701 et seq.), the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. §9601 et seq.), the Endangered Species Act of 1973 (16 U.S.C. §1531 et seq.), and other similar foreign, state and local Laws.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Existing Credit Agreement” shall mean the Credit Agreement, dated as of March 3, 2016, among the Company, as borrower, the subsidiary borrowers party thereto from time to time, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent, as amended, restated, supplemented or otherwise modified prior to the date of this Agreement.

“Existing Credit Facilities” shall mean the Existing Credit Agreement and the Existing Indenture.

“Existing Indenture” shall mean the Indenture, dated as of February 18, 2016, among MTW Foodservice Escrow Corp., as issuer, the guarantors party thereto from time to time, and Wells Fargo Bank, National Association, as trustee.

“Financing Source” shall mean, in its capacity as such, any agent, arranger, lender, underwriter, purchaser, noteholder or other debt or equity financing source providing a commitment to provide or arrange all or part of the financing pursuant to any commitment letter, engagement letter or any definitive financing documents, or amendments or amendment and restatements of existing financing arrangements, in connection with the transactions contemplated by this Agreement, or any alternative financing in connection therewith (whether debt or equity and whether public or private), including any joinder agreements, indentures or credit agreements entered into pursuant thereto or related thereto, and their respective Affiliates, and such agent’s, arranger’s, lender’s, underwriter’s, purchaser’s, noteholder’s or other debt or equity financing source’s (and their respective Affiliates’) equityholders, members, employees, officers, directors, attorneys, agents, advisors or Representatives, and their respective successors and permitted assigns.

Appendix A-5

“Foreign Plan” shall mean Company Benefit Plans that are subject to any Law other than U.S., federal, state or local law.

“GAAP” shall mean the United States generally accepted accounting principles, consistently applied.

“Governmental Authority” shall mean any United States (federal, state or local) or foreign government, or any governmental, regulatory, judicial or administrative authority, agency or commission.

“Hazardous Materials” shall mean (i) any material, substance, chemical, or waste (or combination thereof) that (A) is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant, petroleum, oil, or words of similar meaning or effect under any Law relating to pollution, waste, or the environment or (B) can form the basis of any liability under any Law relating to pollution, waste, or the environment; and (ii) any petroleum, petroleum products, per- and polyfluoroalkyl substances (including PFAs, PFOA, PFOS, Gen X, and PFBs), polychlorinated biphenyls (PCBs), asbestos and asbestos-containing materials, radon, mold, fungi and other substances, including related precursors and breakdown products.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Indebtedness” of any Person shall mean (i) any indebtedness or other obligation for borrowed money, whether current, short term or long term and whether secured or unsecured, (ii) any indebtedness evidenced by a note, bond, debenture or other Security or similar instrument, (iii) any liabilities or obligations with respect to interest rate, currency or commodity swaps, collars, caps and similar hedging obligations, (iv) all obligations as lessee under any lease of (or other agreement conveying the right to use) any real or personal property, or a combination thereof which have been or should be recorded as liabilities on a balance sheet of such Person in accordance with GAAP (but excluding, for the avoidance of doubt, any operating or real estate leases of such Person), (v) any obligations, contingent or otherwise, under letters of credit, bankers’ acceptances, bank guarantees, surety bonds and similar instruments (in each case for this clause (v), whether or not drawn or utilized), (vi) any obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person or any services received by such Person, including, in any such case, “earnout” payments, (vii) indebtedness of any partnership in which the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as applicable, is a general partner unless such debt is made expressly non-recourse to such Person, (viii) penalties, breakages, “make whole amounts” and other similar obligations relating to the foregoing, and (ix) Indebtedness of others as described in the foregoing clauses (i) through (viii) above in any manner guaranteed by such Person or for which such Person is or may become contingently liable; but Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course of business.

Appendix A-6

“Intellectual Property” means all intellectual property rights and all other intangible proprietary information throughout the world, including all patents, invention disclosures and industrial designs (including any continuations, divisionals, continuations-in-part, renewals, reissues, re-examinations, substitutions and extensions thereof), trademarks, trade names, service marks, designs, trade dress, logos, slogans, Internet domain names, and other similar designations of source or origin together with the goodwill symbolized by the foregoing, copyrights, copyrightable subject matter, authors’ rights, moral rights, schematics, technology, know-how, trade secrets, confidential information, methods, procedures, techniques, ideas, concepts, discoveries, proprietary processes, formulae, algorithms, models, methodologies, databases, customer lists, supplier lists, specifications, design notes, logic diagrams, flow charts, operating instructions, technical data, technical and user manuals, quality control information, sales and customer support materials, technologies and research and development information, and Software, in each case whether patentable or unpatentable and whether or not reduced to practice, registrations and applications in any jurisdiction related to the foregoing, all documents, records and files related to the foregoing, and rights to sue for past, present and future infringement, misappropriation or other violation thereof.

“IRS” shall mean the United States Internal Revenue Service.

“Knowledge” shall mean the actual knowledge of each of the following officers and employees of the Company or Parent, as applicable, after reasonable inquiry by each such person: (i) for the Company: William C. Johnson, Martin D. Agard, Joel H. Horn, Richard N. Caron, Jennifer Gudenkauf and Philip Dei Dolori; and (ii) for Parent: Timothy J. Fitzgerald, Bryan E. Mittelman, Martin M. Lindsay, James K. Pool and Steve Spittle.

“Law” shall mean any domestic, federal, state, municipal, local, national, supranational, foreign or other statute, law (whether statutory or common law), constitution, code, ordinance, rule, administrative interpretation, regulation, order, writ, judgment, decree, directive (including those of any self-regulatory organization), arbitration award, agency requirement, license, permit, standard, binding guideline or policy or any other enforceable requirement of any Governmental Authority.

“NASDAQ” shall mean The NASDAQ Stock Market.

“NYSE” shall mean the New York Stock Exchange.

“OFAC” shall mean the Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Order” shall mean any decree, order, judgment, injunction, temporary restraining order or other order in any Proceeding by or with any Governmental Authority.

Appendix A-7

“Parent Acquisition Proposal” shall mean a proposal, offer or inquiry from any Person providing for any (i) merger, consolidation, share exchange, business combination, recapitalization or similar transaction involving Parent, pursuant to which any such Person would own or control, directly or indirectly, twenty percent (20%) or more of the voting power of Parent, (ii) sale, lease, license, dissolution or other disposition, directly or indirectly, of assets of Parent (including the capital stock or other equity interests of any of its Subsidiaries) or any Subsidiary of Parent representing twenty percent (20%) or more of the consolidated assets, net revenues or net income of Parent and its Subsidiaries taken as a whole, or to which twenty percent (20%) or more of the net revenues, net income or assets of Parent and its Subsidiaries, taken as a whole, are attributable (iii) issuance or sale or other disposition of capital stock or other equity interests representing twenty percent (20%) or more of the voting power of Parent or any of its Subsidiaries whose business constitutes twenty percent (20%) or more of the net revenues, net income or assets of Parent and its Subsidiaries, taken as a whole, (iv) tender offer, exchange offer or any other transaction or series of transactions in which any Person will acquire, directly or indirectly, beneficial ownership or the right to acquire beneficial ownership of capital stock or other equity interests representing twenty percent (20%) or more of the voting power of Parent or any of its Subsidiaries whose business constitutes twenty percent (20%) or more of the net revenues, net income or assets of Parent and its Subsidiaries, taken as a whole, or (v) any combination of the foregoing, in the case of each of (i) through (v) above, a condition of which is that the transactions contemplated by this Agreement do not occur or that could only be completed if the transactions contemplated by this Agreement do not occur.

“Parent Benefit Plan” shall mean (i) each material “employee benefit plan” (as such term is defined in Section 3(3) of ERISA), whether written or unwritten, that Parent, any of its Subsidiaries adopted, maintains, sponsors, participates in, is a party or contributes to or with respect to which Parent or any of its Subsidiaries could reasonably be expected to have any material liability; and (ii) each other material employment or employee benefit plan, program, practice, policy, arrangement or agreement, whether written or unwritten, including any equity option, equity purchase, equity appreciation right or other equity or equity-based incentive, cash bonus or incentive compensation, employment, change in control, retention, retirement or supplemental retirement, deferred compensation, profit-sharing, unemployment, severance, termination pay, welfare, hospitalization or medical, life, accidental death and dismemberment, long- or short-term disability, fringe benefit or other similar compensation or employee benefit plan, program, practice, policy, arrangement or agreement for any current or former employee or director of, or other individual service provider to, Parent or any of its Subsidiaries that does not constitute an “employee benefit plan” (as defined in Section 3(3) of ERISA), that Parent or any of its Subsidiaries adopted, maintains, sponsors, participates in, is a party or contributes to, or with respect to which Parent or any of its Subsidiaries could reasonably be expected to have any material liability.

“Parent Convertible Notes” shall mean the 1.00% Convertible Senior Notes due 2025 issued by Parent pursuant to the Indenture, dated as of August 21, 2020, between Parent and U.S. Bank National Association, as trustee.

“Parent Credit Agreement” shall mean that certain Seventh Amended and Restated Credit Agreement, dated as of January 31, 2020 (as amended, restated, amended and restated or supplemented from time to time), among Parent, Acquiror, the Subsidiaries of Acquiror party thereto as borrowers and guarantors, the lenders party thereto and Bank of America, N.A., as administrative agent.

“Parent Data” means all Personal Data Processed by Parent or any of its Subsidiaries.

Appendix A-8

“Parent Disclosure Letter” shall mean the disclosure letter delivered by Parent to the Company simultaneously with the execution of this Agreement.

“Parent Equity Awards” shall mean options to purchase Parent Common Stock, restricted stock unit awards and awards of Parent Common Stock subject to time-based, performance or other vesting or lapse restrictions.

“Parent ERISA Affiliate” shall mean any Person under common control with Parent within the meaning of Section 414(b), Section 414(c), Section 414(m) or Section 414(o) of the Code, and the regulations issued thereunder.

“Parent Intervening Event” shall mean a material event or circumstance that was not known or reasonably foreseeable to the Parent Board on the date of this Agreement (or if known, the material consequences of which were not known or reasonably foreseeable to the Parent Board as of the date of this Agreement), which event or circumstance, or any consequence thereof, becomes known to the Parent Board prior to the Parent Stockholder Approval; provided that in no event shall any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to a Parent Acquisition Proposal constitute a Parent Intervening Event.

“Parent Material Adverse Effect” shall mean any event, circumstance, occurrence, effect, fact, development or change that (a) would prevent or materially impair the ability of Parent to consummate the Merger or (b) has, or would have, a material adverse effect on the business, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that for purposes of this clause (b), none of the following (or the results thereof) shall constitute or be taken into account in determining whether a Parent Material Adverse Effect shall have occurred: (i) changes in general economic, financial market, regulatory, business, financial, political, geopolitical, credit or capital market conditions, including interest or exchange rates; (ii) general changes or developments in any of the industries or markets in which Parent or any of its Subsidiaries operate; (iii) changes in any applicable Laws or accounting regulations or principles or interpretations thereof; (iv) any change in the price or trading volume of Parent’s securities or other financial instruments or change in Parent’s credit rating, in and of itself (provided, however, that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Parent Material Adverse Effect” may constitute or be taken into account in determining whether a Parent Material Adverse Effect has occurred); (v) any failure by Parent to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operation or any published analyst or other third party estimates or expectations of Parent’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (provided, however, that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Parent Material Adverse Effect” may constitute or be taken into account in determining whether a Parent Material Adverse Effect has occurred); (vi) acts of war (whether or not declared), hostilities, military actions or acts of terrorism, or any escalation or worsening of the foregoing, weather related events, fires, natural disasters, pandemics (including the existence and impact of the COVID-19 pandemic), public health or other emergencies or any other acts of God; (vii) the execution and delivery of this Agreement or the public announcement or the pendency of the Merger or the other transactions contemplated hereby (provided, that this clause (vii) does not apply with respect to the representations and warranties set forth in Section 4.5); or (viii) the taking of any action expressly required by this Agreement (other than any obligation under this Agreement to operate in the ordinary course of business (or similar obligation) pursuant to Section 5.2); provided, further, that the exceptions in clauses (i), (ii), (iii) and (vi) shall not apply to the extent the events, circumstances, occurrences, effects, facts, developments or changes set forth in such clauses have a disproportionate impact on Parent and its Subsidiaries, taken as a whole, relative to the other participants in the industries in which Parent and its Subsidiaries operate.

Appendix A-9

“Parent Organizational Documents” shall mean the certificate of incorporation and bylaws, each as amended as of the date of this Agreement, of each of Parent and Merger Sub.

“Parent Recommendation” shall mean the recommendation of the Parent Board that the stockholders of Parent approve the Parent Stock Issuance.

“Parent Stock Price” shall mean the arithmetic average VWAP of Parent Common Stock for the ten (10) consecutive Trading Days ending immediately prior to the Closing Date, starting with the opening of trading on the first such Trading Day to the closing of the last Trading Day prior to the Closing Date.

“Parent Superior Proposal” shall mean a bona fide unsolicited written Parent Acquisition Proposal (provided that for purposes of this definition references to twenty percent (20%) in the definition of “Parent Acquisition Proposal” shall be deemed to be references to fifty percent (50%)) which the Parent Board determines in good faith (i) to be reasonably likely to be consummated on the terms proposed on a timely basis if accepted and (ii) to be more favorable to Parent’s stockholders from a financial point of view than the Merger and the other transactions contemplated by this Agreement, in each case, taking into account at the time of determination all relevant circumstances, including the various legal, financial and regulatory aspects of the proposal, all the terms and conditions of such proposal and this Agreement, and any changes to the terms of this Agreement offered by Parent in response to such Parent Acquisition Proposal in accordance with Section 5.7(d).

“Parent Termination Fee” shall mean $160,000,000.

“Permitted Encumbrance” shall mean (i) any Encumbrance for Taxes not yet due or that are being contested in good faith by appropriate Proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (ii) statutory Encumbrances of landlords and Encumbrances of carriers, warehousemen, mechanics, materialmen, repairmen and other Encumbrances arising in the ordinary course of business and securing amounts not yet due or that are being contested in good faith by appropriate Proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (iii) Encumbrances incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security or foreign equivalents, (iv) zoning, building codes, and other land use Laws regulating the use or occupancy of leased real property or the activities conducted thereon that are imposed by any Governmental Authority having jurisdiction over such leased real property and that are not violated by the current use and operation of such leased real property or the operation of (a) in the case of the Company and its Subsidiaries, the business of the Company and its Subsidiaries or (b) in the case of Parent and its Subsidiaries, the business of Parent and its Subsidiaries, (v) with respect to all leased real property, all Encumbrances encumbering the interest of the fee owner or any superior lessor, sublessor or licensor, (vi) with respect to any real property, Encumbrances that are recorded in a public record or other imperfections of title, in each case, that do not and would not reasonably be expected to, individually or in the aggregate, materially adversely affect the value of the assets to which they relate, or impair the continued use and operation of the assets to which they relate in (a) in the case of the Company and its Subsidiaries, the business of the Company and its Subsidiaries as currently conducted or (b) in the case of Parent and its Subsidiaries, the business of Parent and its Subsidiaries as currently conducted, (vii) nonmonetary Encumbrances, if any, that do not, and would not reasonably be expected to, individually or in the aggregate, materially adversely affect the value of the assets to which they relate, or impair the continued use and operation of the assets to which they relate in (a) in the case of the Company and its Subsidiaries, the business of the Company and its Subsidiaries as currently conducted or (b) in the case of Parent and its Subsidiaries, the business of Parent and its Subsidiaries as currently conducted, (viii) in the case of Intellectual Property, non-exclusive licenses of rights entered into in the ordinary course of business, (ix) encumbrances granted by Parent or its Subsidiaries in connection with the Parent Credit Agreement, and (x) any other Encumbrances that will be released on or prior to the Closing Date.

Appendix A-10

“Person” shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a Governmental Authority.

“Personal Data” means a natural Person’s (including an end user’s or an employee’s) name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number, payment card number, bank information, biometric identifiers, geolocation, or user or account number or any other piece of information that allows the identification of a natural Person or is otherwise considered personally identifiable information or personal data under applicable Law.

“Privacy Commitments” means (i) each Law applicable to the protection or Processing or both of Personal Data, including, without limitation the California Consumer Privacy Act, the EU General Data Protection Regulation, the U.K. General Data Protection Regulation and the U.K. Data Protection Act 2018 and direct marketing, e-mails, text messages or telemarketing, and guidance issued by a Governmental Authority that pertains to any of these Laws, (ii) industry self-regulatory principles applicable to the protection or Processing of Personal Data, direct marketing, e-mails, text messages or telemarketing, (iii) all applicable payment card network rules and regulations, including Payment Card Industry Data Security Standards, (iv) policies and obligations applicable to the a party hereto or its Subsidiaries relating to the Processing of Company Data (including the Company’s and its Subsidiaries’ data privacy and security policies published on their websites or otherwise made available by the Company or any of its Subsidiaries to its customers or employees) or Parent Data (including Parent’s and its Subsidiaries’ data privacy and security policies published on their websites or otherwise made available by Parent or any of its Subsidiaries to its customers or employees), as applicable, (v) Contracts involving (x) Company Data to which the Company or any of its Subsidiaries is a party or is bound or (y) Parent Data to which Parent or any of its Subsidiaries is a party or is bound, and (vi) any privacy choices (including opt-out preferences) of end users relating to Personal Data.

“Proceedings” shall mean legal, administrative, arbitral or other proceedings, suits, actions or investigations.

“Process” or “Processing” means, with respect to data, the use, collection, processing, storage, recording, organization, adaption, alteration, transfer, retrieval, consultation, disclosure, dissemination or combination of such data.

“Release” shall mean any actual or threatened release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration of Hazardous Materials, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or real property.

“Representatives” shall mean, with respect to any Person, such Person’s Affiliates and its and their respective officers, directors, managers, partners, employees, accountants, counsel, financial advisors, consultants and other advisors or representatives and, with respect to Parent and its Affiliates, its Financing Sources.

Appendix A-11

“Reverse Termination Fee” shall mean $140,000,000.

“Rollover Equity Awards” shall mean, collectively, Parent Options, Parent Restricted Stock Awards and Parent RSU Awards.

“Sanctioned Country” shall mean, at any time, a country or territory which is itself the subject or target of comprehensive Sanctions (at the time of this Agreement, Crimea, Cuba, Iran, North Korea and Syria).

“Sanctioned Person” shall mean any Person that is the target of Sanctions, including, (i) any Person listed in any Sanctions-related list of designated Persons maintained by the United States (including through OFAC or the U.S. Department of State), the United Nations Security Council, the European Union or any European Union member state, the United Kingdom, Switzerland, or any jurisdiction in which the Company or any of its Subsidiaries is incorporated or does business, (ii) any Person located, organized or resident in a Sanctioned Country, or (iii) any Person 50% or more owned or otherwise controlled by any such Person or Persons described in the foregoing clauses (i) or (ii).

“Sanctions” shall mean economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government (including through OFAC or the U.S. Department of State), the United Nations Security Council, the European Union or any European Union member state, the United Kingdom, Switzerland, or any jurisdiction in which the Company or any of its Subsidiaries is incorporated or does business.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as amended.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securities Laws” shall mean the Securities Act, the Exchange Act, state securities or “blue sky” laws and the rules and regulations promulgated thereunder, and all similar foreign securities laws and the rules and regulations promulgated thereunder.

“Security” shall mean, with respect to any Person, any series of common stock, preferred stock and any other equity securities or capital stock of such Person (including interests convertible into or exchangeable or exercisable for any equity interest in any such series of common stock, preferred stock, and any other equity securities or capital stock of such Person), however described and whether voting or non-voting.

Appendix A-12

“Software” means all (a) computer programs (including all software implementations of algorithms, models and methodologies, firmware, software design and maintenance tools and all object codes, source codes, versions, releases updates, upgrades, modifications, enhancements, improvements and derivations of the foregoing), (b) databases and compilations, including all data and collections of data, (c) technology supporting the foregoing and (d) all documentation, including user manuals and training materials, relating to any of the foregoing.

“Subsidiary” of a Person shall mean any other Person with respect to which the first Person (i) has the right to elect a majority of the board of directors or other Persons performing similar functions or (ii) beneficially owns more than fifty percent (50%) of the voting stock (or of any other form of voting or controlling equity interest in the case of a Person that is not a corporation), in each case, directly or indirectly through one or more other Persons.

“Tax” or “Taxes” shall mean any and all taxes, fees, levies, duties, tariffs, imposts, and other similar charges (together with any and all interest, penalties and additions to tax) imposed by any Governmental Authority or Taxing Authority, whether disputed or not, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth, and taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes.

“Tax Returns” shall mean returns, reports and information statements, including any schedule or attachment thereto, with respect to Taxes required to be filed with the IRS or any other Governmental Authority or Taxing Authority.

“Taxing Authority” shall mean any Governmental Authority having jurisdiction over the assessment, determination, collection or other imposition of any Tax.

“Trading Day” shall mean any day on which NASDAQ and the NYSE is open for trading; provided that a “Trading Day” only includes those days that have a scheduled closing time of 4:00 PM New York City time.

“Treasury Regulations” shall mean regulations promulgated by the IRS under the Code.

“VWAP” shall mean, for any Trading Day, the arithmetic average of the volume-weighted average price per share of Parent Common Stock on NASDAQ (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the Company and Parent).

Appendix A-13

Exhibit 10.1

Execution Version

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (this “Agreement”), dated as of April 20, 2021, is entered into by and among The Middleby Corporation, a Delaware corporation (“Parent”), and the undersigned stockholders (the “Stockholders”) and beneficial owners (the “Beneficial Owners” and together with the Stockholders, the “Stockholder Parties”). Capitalized terms used but not defined herein shall have the meanings given to them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently with this Agreement, (i) Welbilt, Inc., a Delaware corporation (the “Company”), (ii) Parent (iii) Middleby Marshall Inc., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Acquiror”) and (iv) Mosaic Merger Sub, Inc., a Delaware corporation and a direct wholly owned Subsidiary of Acquiror (“Merger Sub”), have entered into an Agreement and Plan of Merger as of the date hereof (as may be amended from time to time, the “Merger Agreement”), which provides for the merger of Merger Sub with and into the Company (the “Merger”) with the Company surviving the Merger as a wholly owned subsidiary of Parent;

WHEREAS, the Stockholders and the Beneficial Owners are the beneficial owners (within the meaning of Rule 13d-3 under the Exchange Act, which meaning will apply for all purposes of this Agreement whenever the term “beneficial owner” or “beneficially own” is used) of shares of common stock, par value $0.01 per share, of the Company (the “Shares”);

WHEREAS, the Owned Shares (as defined on Exhibit A) and any additional Shares or other voting securities of the Company acquired by the Stockholder Parties after the date hereof and prior to the Termination Date (as defined herein) and pursuant to which the Stockholder Parties have the right to vote such Shares or other voting securities, including, without limitation, by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities, by the Stockholder Parties are referred to in this Agreement as, the “Covered Shares”;

WHEREAS, as a condition and inducement to Parent’s willingness to enter into the Merger Agreement and to proceed with the transactions contemplated thereby, including the Merger, Parent and the Stockholder Parties are entering into this Agreement; and

WHEREAS, the Stockholder Parties acknowledge that Parent is entering into the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of the Stockholder Parties set forth in this Agreement, and would not enter into the Merger Agreement if the Stockholder Parties did not enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent and the Stockholder Parties hereby agree as follows:

Section 1.                   Agreement to Vote. From and after the date hereof until the termination of this Agreement in accordance with Section 3, at any meeting of the Company’s stockholders (or any adjournment or postponement thereof), however called, or in connection with any action proposed to be taken by written consent of the stockholders of the Company, the Stockholders agree to take the following actions (or cause the applicable holder of record of its Covered Shares to take the following actions) and each Beneficial Owner agrees to cause any applicable holder of record of its, his or her Covered Shares to take the following actions:

(a)               appear and be present (in accordance with the Bylaws of the Company) at such meeting of the Company’s stockholders or otherwise cause its Covered Shares to be counted as present thereat for purposes of calculating a quorum;

(b)               to affirmatively vote and cause to be voted all of its, his or her Covered Shares in favor of (“for”), or, if action is to be taken by written consent in lieu of a meeting of the Company’s stockholders, deliver to the Company a duly executed affirmative written consent in favor of (“for”), the Merger and the adoption of the Merger Agreement (the “Supported Matters”); and

(c)               to vote or cause to be voted all of its Covered Shares against, and not provide any written consent with respect to (i) any Company Acquisition Proposal and (ii) any action, proposal, transaction or agreement that is intended to or would (1) result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or of the Stockholder Parties under this Agreement, (2) impede, interfere with, delay, postpone, discourage or adversely affect the timely consummation of the Merger or any of the other transactions expressly contemplated by the Merger Agreement or this Agreement or (3) change in any manner the voting rights of any class of shares of the Company (including any amendments to the Company’s Certificate of Incorporation or Bylaws).

Notwithstanding the foregoing, the obligations in this Section 1 shall only apply with respect to (A) sub-sections (a) and (b) to the extent that the Supported Matters are submitted for a vote at any such meeting or are the subject of any such written consent and (B) sub-section (c) to the extent that any Company Acquisition Proposal or any of the matters contemplated by Section 1(c)(ii) are submitted for a vote at any such meeting or are the subject of any such written consent. No Stockholder Party shall take or commit or agree to take any action inconsistent with the foregoing.

Section 2.                   Inconsistent Agreements. Except as contemplated by this Agreement, each Stockholder Party hereby represents, covenants and agrees that it, he or she, nor any entity under the control of such Stockholder Party:

(a)               has entered into, or shall enter into at any time prior to the Termination Date (as defined below), any voting agreement or voting trust with respect to its Covered Shares; nor

(b)               has granted, or shall grant at any time prior to the Termination Date, a proxy or power of attorney with respect to its Covered Shares, in either case, which has not subsequently been revoked or which is inconsistent with the obligations of such Stockholder Party pursuant to this Agreement.

2

Section 3.                  Termination. This Agreement shall terminate upon the earliest of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms, (c) the entry into or effectiveness of any amendment, modification or waiver of any provision of the Merger Agreement (including the Schedules and Exhibits thereto) that (i) reduces the amount or changes the form of the Merger Consideration in a manner adverse to the Stockholders, (ii) extends the Termination Date (as such term is defined in the Merger Agreement), or (iii) imposes any material restrictions or additional material conditions on the consummation of the Merger or the payment of the Merger Consideration or otherwise in a manner adverse to the Stockholders, (d) the Company Board having effected a Company Adverse Recommendation Change in accordance with the terms of the Merger Agreement, or (e) written notice of termination of this Agreement by Parent to the Stockholder Parties (such earliest date being referred to herein as the “Termination Date”); provided, that the provisions set forth in Sections 7, and 10 through 23 shall survive the termination of this Agreement; provided, further that no such termination will relieve any party hereto from any liability for any willful and material breach of this Agreement occurring prior to such termination.

Section 4.                  Representations and Warranties of the Stockholder Parties. Each Stockholder Party hereby represents and warrants to Parent as follows:

(a)               The Stockholders are the record owners, and the Beneficial Owners are the beneficial owners of, the Owned Shares, and the Stockholders have good and valid title to the Owned Shares free and clear of Encumbrances other than as created by this Agreement or under prime broker agreements. The Stockholder Parties have the only voting power, power of disposition, power to demand appraisal rights and power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Owned Shares, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities Laws and the terms of this Agreement. As of the date hereof, other than the Owned Shares, the Stockholder Parties do not own beneficially or of record any (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (iii) options or other rights to acquire from the Company any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company.

(b)               Each Stockholder Party that is an entity is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation. Each Stockholder Party has all requisite power, authority and legal capacity to execute and deliver this Agreement and to perform its, his or her obligations hereunder. The execution, delivery and performance of this Agreement by each Stockholder Party that is an entity, the performance by such Stockholder Party of its obligations hereunder and the consummation by such Stockholder Party of the transactions contemplated hereby have been duly and validly authorized by such Stockholder Party and no other actions or proceedings on the part of such Stockholder Party are necessary to authorize the execution and delivery by such Stockholder Party of this Agreement, the performance by such Stockholder Party of its obligations hereunder or the consummation by such Stockholder Party of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each Stockholder Party and, assuming due authorization, execution and delivery by Parent, constitutes a legal, valid and binding obligation of such Stockholder Party, enforceable against it, him or her in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally (regardless of whether considered in a Proceeding in equity or at law).

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(c)               Except for the applicable requirements of the Exchange Act, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of any Stockholder Party for the execution, delivery and performance of this Agreement by such Stockholder Party or the consummation by such Stockholder Party of the transactions contemplated hereby, other than as contemplated by the Merger Agreement, and (ii) neither the execution, delivery or performance of this Agreement by such Stockholder Party, nor the consummation by such Stockholder Party of the transactions contemplated hereby, nor compliance by such Stockholder Party with any of the provisions hereof shall (A) conflict with or violate, any provision of the organizational documents of such Stockholder Party (if such Stockholder Party is an entity), (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any property or asset of such Stockholder Party pursuant to, any Contract to which such Stockholder Party is a party or by which such Stockholder Party or any properties or assets of such Stockholder Party is bound or affected or (C) violate any order, writ, injunction, decree, statute, rule or regulation applicable to such Stockholder Party or any of such Stockholder Party’s properties or assets, except, in the case of each of sub-clause (i) and (ii), as would not restrict, prohibit or impair the performance by such Stockholder of its obligations under this Agreement.

(d)               As of the date hereof, there are no Proceedings pending or, to the knowledge of any Stockholder Party, threatened against such Stockholder Party or any of its or his Affiliates that would impair the ability of such Stockholder Party to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement in a timely manner.

Section 5.                  Representations and Warranties of Parent. Parent hereby represents and warrants to each Stockholder Party as follows:

(a)               Parent is an entity duly organized, validly existing and in good standing under the laws of Delaware. Parent has all requisite power, authority and legal capacity to execute and deliver this Agreement. The execution and delivery of this Agreement by Parent have been duly and validly authorized by Parent and no other actions or proceedings on the part of Parent are necessary to authorize the execution and delivery by Parent of this Agreement. This Agreement has been duly and validly executed and delivered by Parent and, assuming due authorization, execution and delivery by each Stockholder Party, constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally (regardless of whether considered in a Proceeding in equity or at law).

(b)               Except for the applicable requirements of the Exchange Act, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of Parent for the execution and delivery of this Agreement by Parent, and (ii) the execution and delivery of this Agreement by Parent shall not (A) conflict with or violate, any provision of the Parent Organizational Documents, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any property or asset of Parent pursuant to, any Contract to which Parent is a party or by which Parent or any properties or assets of Parent is bound or affected or (C) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or any of Parent’s properties or assets, except, in the case of each of sub-clause (i) and (ii), as would not restrict, prohibit or impair the performance by Parent of its obligations under this Agreement.

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(c)               Parent has taken and will take any and all action necessary (including, as applicable, the adoption of relevant resolutions by the Parent Board) to render inapplicable any control share acquisition, business combination, or other similar anti-takeover provisions under Parent’s articles of incorporation or bylaws, or any applicable “fair price,” “moratorium,” “interested stockholder,” “control share acquisition,” “business combination” or other anti-takeover Law or similar Law enacted under state or federal Law, that is or could become applicable to any of Parent, the Stockholder Parties and their Affiliates, this Agreement and the transactions contemplated hereby, and the Merger Agreement and the transactions contemplated thereby.

(d)               As of the date hereof, there are no Proceedings pending or, to the knowledge of Parent, threatened against Parent or any of its Affiliates that would impair the ability of Parent to consummate the transactions contemplated by the Merger Agreement.

Section 6.                  Certain Covenants of the Parties.

(a)               Each Stockholder Party hereby covenants and agrees as follows:

(i)      Prior to the Termination Date, and except as contemplated hereby, such Stockholder Party shall not (A) tender any Covered Shares into any tender or exchange offer, (B) except for an Exempt Transfer, sell (constructively or otherwise), transfer, offer, exchange, pledge, hypothecate, grant, encumber, assign or otherwise dispose of or encumber (collectively “Transfer”), or enter into any contract, option, agreement or other arrangement or understanding with respect to the Transfer of any of its Covered Shares or beneficial ownership or voting power thereof or therein (including by operation of Law, or through the granting of any proxies or powers of attorney, in connection with a voting trust or voting agreement); (C) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any material assets of the Company or any of its subsidiaries; (D) make, or in any way participate in, directly or indirectly, any “solicitation” of “proxies” (as such terms are used in the rules of the SEC) to vote any voting securities of the Company to (I) not adopt or approve the Supported Matters or (II) approve any other matter that if approved would reasonably be expected to prevent, interfere with, discourage, impair or delay the consummation of the Supported Matters; (E) make any public announcement (other than public statements relating to the Merger) with respect to, or submit a proposal for, or offer for (with or without conditions), any transaction involving the Company or its subsidiaries or its and its subsidiaries’ securities or assets, except as required by Law; provided that nothing in this Agreement shall restrict any of the Stockholder Parties from acquiring additional securities of the Company; provided, however, any securities acquired by any such Stockholder Party or their respective Affiliates after the date of this Agreement shall be subject to this Agreement in all respects; (F) form, join or in any way participate in a “group” (as defined in Section 13(d)(3) under the Exchange Act) in connection with any of the actions expressly described in any of clauses (A)-(E) of this Section 6(a)(i); or (G) agree (whether or not in writing) to take any of the actions referred to in this Section 6(a)(i). Any action in violation of this provision shall be void.

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For purposes of this Agreement, an “Exempt Transfer” means any Transfer of Covered Shares (a) in open market transactions, (b) in block trade transactions arranged through an investment bank, (c) as a bona fide gift or gifts, or for bona fide estate planning purposes, (d) by will or intestacy, (e) to any trust for the direct or indirect benefit of the Mr. Carl Icahn or the immediate family of Mr. Icahn (for purposes of this Agreement, “immediate family” shall mean any relationship by blood, current or former marriage, domestic partnership or adoption, not more remote than first cousin), (f) to any immediate family member, (g) to a partnership, limited liability company or other entity of which Mr. Icahn and the immediate family of Mr. Icahn is the legal and beneficial owner of all of the outstanding equity securities or similar interests, (h) to a nominee or custodian of a person or entity to whom a disposition or Transfer would be permissible under clauses (c) through (g) above, (i) by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree or separation agreement, or (j) if the Stockholder Party is a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of such Stockholder Party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with such Stockholder Party or affiliates of such Stockholder Party (including, for the avoidance of doubt, where such Stockholder Party is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (B) as part of a distribution, transfer or disposition without consideration by such Stockholder Party to its stockholders, partners, members or other equity holders; provided that (x) in the case of any Transfer or series of related Transfers pursuant to clauses (a) or (b), if the Stockholder Parties know that such Transfer or related Transfers involves the aggregate Transfer(s) of 5% or more of the then-outstanding Shares of the Company (based on the number of outstanding Shares of disclosed in the Company’s most recent quarterly or annual report on Form 10-Q or Form 10-K) to one or more related parties, then as a precondition to such Transfer(s), the transferee will agree in a writing reasonably satisfactory in form and substance to Parent, to be bound to vote such Shares in favor of the Supported Matters, and (y) in the case of a transfer or distribution pursuant to clauses (c), (d), (e), (f), (g), (h), (i) or (j), such transferee will execute a joinder to this Agreement in form and substance reasonably satisfactory to Parent.

(ii)      From and after the date hereof until the Termination Date, each Stockholder Party agrees that it shall not, directly or indirectly, initiate, solicit, facilitate or knowingly encourage any Company Acquisition Proposal or the making or submission thereof or the making of any proposal that could reasonably be expected to lead to any Company Acquisition Proposal. Each Stockholder Party agrees that it shall cease immediately and cause to be terminated, and shall not authorize or knowingly permit any of its or their Representatives to continue, any and all existing activities, discussion or negotiations, if any, with any third party conducted prior to the date hereof with respect to any Company Acquisition Proposal and shall use its reasonable best efforts to cause any such third party (or its agents or advisors) in possession of non-public information in respect of the Company or any of its Subsidiaries that was furnished on behalf of the Company and its Affiliates to return or destroy (and confirm destruction of) all such information, if any.

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(iii)      Prior to the Termination Date, in the event that any Stockholder Party acquires the power to vote or direct the voting of, any additional Shares or other voting interests with respect to the Company, such Shares or voting interests shall, without further action of the parties, be deemed Covered Shares and subject to the provisions of this Agreement in all respects, and the number of Owned Shares held by such Stockholder Party set forth on Exhibit A will be deemed amended accordingly.

Section 7.                  Stockholder Party Capacity. This Agreement is being entered into by each Stockholder Party solely in its, his or her capacity as a record and/or beneficial owner of the Covered Shares, and nothing in this Agreement shall restrict or limit the ability of such Stockholder Party or any affiliate of such Stockholder Party who is a director, officer or employee of the Company to take any action in his or her capacity as a director, officer or employee of the Company, including the exercise of fiduciary duties to the Company or its stockholders.

Section 8.                  Appraisal Rights. Prior to the Termination Date, no Stockholder Party shall exercise any rights to demand appraisal of any Covered Shares or right to dissent that may arise with respect to the Merger, and each Stockholder Party hereby waives any such rights of appraisal or rights to dissent that such Stockholder Party may have under applicable Law.

Section 9.                  Disclosure. Prior to the Termination Date, none of the Stockholder Parties or Parent shall issue any press release or make any public statement with respect to this Agreement without the prior written consent of each other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as may be required by applicable Law or the rules or regulations of any applicable U.S. securities exchange or Governmental Authority to which the relevant party is subject, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow each other party reasonable time to comment on such release or announcement in advance or (b) with respect to any press release or other public statement by such Stockholder Party permitted by Section 6(a)(i)(E).

Section 10.                  Non-Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Stockholder Parties contained herein shall not survive the Termination Date, other than those contained within the provisions that the parties have agreed will survive the termination of this Agreement pursuant to Section 3.

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Section 11.                 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by email, upon the first Business Day after such email is sent if written confirmation of receipt by email is obtained, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a nationally recognized next-day courier if next Business Day delivery is requested, or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by United States registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

if to Parent, Acquiror or Merger Sub:

The Middleby Corporation
1400 Toastmaster Drive
Elgin, Illinois 60120
Attention: Timothy J. FitzGerald, Chief Executive Officer
Email: tfitzgerald@middleby.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, Illinois 60606
Attention: Shilpi Gupta

Email: Shilpi.Gupta@skadden.com

Skadden, Arps, Slate, Meagher & Flom LLP
1000 Louisiana, Suite 6800
Houston, Texas 77002
Attention: Eric C. Otness
Email: Eric.Otness@Skadden.com

if to any Stockholder Party, to the address(es) set forth on the signature page to this Agreement, with a copy (which shall not constitute notice) to:

Icahn Capital LP
16690 Collins Avenue
Sunny Isles Beach, FL 3316
Attention: Andrew Langham
Email: alangham@sfire.com

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Section 12.                 Interpretation. When a reference is made in this Agreement to a Section, Article, Schedule or Exhibit, such reference shall be to a Section, Article, Schedule or Exhibit of this Agreement unless otherwise indicated. The headings contained in this Agreement or in any Schedule or Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All Schedules and Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified.

Section 13.                 Entire Agreement. This Agreement (including the Schedules and Exhibits hereto) constitutes the entire agreement of the parties, and supersedes all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

Section 14.                 No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than the Company, which shall be and hereby is, an express third-party beneficiary of this Agreement.

Section 15.                 Governing Law. This Agreement and all claims and causes of action based upon, arising out of or in connection herewith shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to Laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 16.                 Submission to Jurisdiction. Each of the parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if such Court does not have jurisdiction, any Delaware State court, or Federal court of the United States of America, sitting in Delaware, and any appellate court from any thereof, in any Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such Proceeding except in such courts, (ii) agrees that any claim in respect of any such Proceeding may be heard and determined in such court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Proceeding in any such court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court. Each of the parties agrees that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 11. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

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Section 17.                 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 18.                 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, subject to the limitations contained in this Section 18, Parent shall be entitled to seek specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the State of Delaware located in New Castle County, Delaware or any federal court located in Wilmington, Delaware, this being in addition to any other remedy to which such party is entitled at Law or in equity, without any requirement to post security as a prerequisite to obtaining equitable relief.

Section 19.                 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 20.                 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 20.

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Section 21.                 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. This Agreement may be executed by signatures delivered by facsimile or email, and a copy hereof that is executed and delivered by a party by facsimile or email (including in .pdf format) will be binding upon that party to the same extent as a copy hereof containing that party’s original signature.

Section 22.                 Facsimile or Electronic Signature. This Agreement may be executed by facsimile or electronic signature and a facsimile or electronic signature shall constitute an original for all purposes.

Section 23.                 No Presumption Against Drafting Party. Parent and the Stockholder Parties acknowledge that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

[The remainder of this page is intentionally left blank.]

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

THE MIDDLEBY CORPORATION

By:	/s/ Timothy J. FitzGerald
	Name:	Timothy J. FitzGerald
	Title:	Chief Executive Officer

[Signature Page to Voting and Support Agreement]

ICAHN PARTNERS MASTER FUND LP

By:	/s/ Irene March
	Name:	Irene March
	Title:	Executive Vice President

ICAHN OFFSHORE LP

By:	/s/ Irene March
	Name:	Irene March
	Title:	Executive Vice President

ICAHN PARTNERS LP

By:	/s/ Irene March
	Name:	Irene March
	Title:	Executive Vice President

[Signature Page to Voting and Support Agreement]

ICAHN ONSHORE LP

By:	/s/ Irene March
	Name:	Irene March
	Title:	Executive Vice President

ICAHN CAPITAL LP

By:	/s/ Irene March
	Name:	Irene March
	Title:	Executive Vice President

IPH GP LLC

By:	/s/ Irene March
	Name:	Irene March
	Title:	Executive Vice President

ICAHN ENTERPRISES HOLDINGS L.P.

By:	/s/ Ted Papapostolou
	Name:	Ted Papapostolou
	Title:	Principal Accounting Officer

ICAHN ENTERPRISES G.P. INC.

By:	/s/ Ted Papapostolou
	Name:	Ted Papapostolou
	Title:	Principal Accounting Officer

BECKTON CORP.

By:	/s/ Irene March
	Name:	Irene March
	Title:	Vice President

CARL C. ICAHN

By:	/s/ Carl C. Icahn
	Name:	Carl C. Icahn

[Signature Page to Voting and Support Agreement]

EXHIBIT A

Record or Beneficial Owner	Shares of Common Stock (the “Owned Shares”)
Icahn Partners Master Fund LP (Direct Owner)	4,956,068
Icahn Offshore LP	4,956,068
Icahn Partners LP (Direct Owner)	6,986,170
Icahn Onshore LP	6,986,170
Icahn Capital LP	11,942,238
IPH GP LLC	11,942,238
Icahn Enterprises Holdings LP	11,942,238
Icahn Enterprises G.P. Inc.	11,942,238
Beckton Corp.	11,942,238
Carl C. Icahn	11,942,238

Exhibit 99.1

The Middleby Corporation To Acquire Welbilt, Inc.

•	Combination will create a premier food equipment company with a leading commercial foodservice portfolio
•	Combined business is well positioned to deliver enhanced value for customers through complementary, best-in-class products, unmatched service and forward-thinking technology solutions
•	Accelerates key investments in new product development, aftermarket capabilities, connectivity and digital solutions
•	Expands international operations, particularly in higher-growth regions across the globe
•	Clear path to driving $120 million in operational improvement with $100 million run-rate cost synergies and additional $20 million in Welbilt stand-alone Business Transformation Program annual improvement
•	Immediately accretive to adjusted EPS with greater than 10% annual accretion by year two
•	Equity consideration mix maintains the Middleby balance sheet flexibility and reserves capacity for future strategic investments in the business, M&A or stock buybacks

Elgin, IL and New Port Richey, FL – The Middleby Corporation (NASDAQ: MIDD) and Welbilt, Inc. (NYSE: WBT) have entered into a definitive agreement under which Middleby will acquire Welbilt in an all-stock transaction, enhancing the Middleby Commercial Foodservice platform with an attractive portfolio of products, brands and technologies. This transaction will bring together two complementary businesses, accelerate the Middleby growth strategy into key markets globally and increase core capabilities in highly attractive segments.

The combined company will have approximately $3.7 billion in combined 2020 sales, 73% of which will come from the Commercial Foodservice segment. With a strong balance sheet and robust cash generation, Middleby will be well positioned and capitalized to support significant R&D and future acquisition opportunities. Middleby has a long track record of successfully integrating businesses, having completed over 20 acquisitions since 2018, and has a history of driving efficiencies in acquired companies.

Compelling Strategic Rationale

•	Creates a broad Commercial Foodservice Equipment platform with enhanced ability to serve customers through a combination of distinct but complementary portfolios with leading brands and broad geographic footprint
•	Strengthens customer value proposition across hot-side, cold-side, beverage, technology and aftermarket support services across the globe
•	Transaction accelerates R&D and investment into the value-added technologies and services of the future, including ventless cooking, controls, automation and connectivity
•	$100 million of anticipated annual cost synergies associated with the transaction to be fully realized by year three, with additional potential from cross-selling opportunities and greater product development not yet quantified; Welbilt stand-alone Business Transformation Program annual improvement of $20 million is incremental

•	All-stock transaction maintains the Middleby balance sheet flexibility, with significant expected combined free cash flow to support and grow the business
•	Expected net leverage at close of ~3.0x, to be reduced to approximately ~2.0x by the end of 2022
•	A landmark transaction in the Middleby long-standing strategy of acquiring, integrating and operating complementary and synergistic businesses

“Today’s announcement represents a milestone event for Middleby, Welbilt and the Commercial Foodservice Equipment industry. The combination of our two great companies creates a leading player with a comprehensive product line, global footprint and advanced technologies and solutions that are well positioned to serve our rapidly changing customer needs and capitalize on emerging industry trends. The acquisition of Welbilt is a transformational opportunity for Middleby and a compelling combination that will benefit all of our stakeholders,” said Middleby CEO Timothy FitzGerald. “We are excited to welcome the Welbilt team and we will benefit from the highly talented group they have assembled.”

William Johnson, CEO of Welbilt, said “We are pleased to combine with Middleby to offer our customers a broad and innovative portfolio of products and technologies. This transaction will allow Welbilt to accelerate our strategic development and represents an outstanding opportunity for Welbilt shareholders to realize an attractive value and participate in the future value creation of the combined organization. I am pleased to be joining the Middleby Board of Directors upon closing of the transaction to support a successful combination of the businesses.”

Transaction Structure

Under the terms of the agreement, Welbilt shareholders will receive a fixed exchange ratio of 0.1240x shares of Middleby common stock for each share of Welbilt common stock in an all-stock transaction, with an implied enterprise value of $4.3 billion. Based on Middleby’s volume-weighted average price during the 30 consecutive trading days ending April 20, 2021 (Middleby’s 30-day VWAP), the offer price represents a 28% premium to Welbilt’s 30-day VWAP. Upon closing, Middleby shareholders will own approximately 76 percent and Welbilt shareholders will own approximately 24 percent of the combined company on a fully diluted basis.

The Boards of both companies have unanimously approved the transaction. In addition, Carl C. Icahn (and affiliates), Welbilt’s largest shareholder with an 8.4% ownership position, has entered into a support agreement in favor of the transaction.

Governance and Management

Following closing, Timothy FitzGerald will continue as CEO and as a member of the Middleby Board of Directors. Bryan Mittelman will continue to serve as Middleby’s CFO. Middleby will expand its Board to include two new directors from the Welbilt board, Chairperson Cynthia Egnotovich and William Johnson.

Financing and Expected Timing

Middleby intends to refinance Welbilt’s existing debt through its committed Senior Secured Facility. Based on the expected pro forma leverage ratio at closing, the interest on the incremental financing would be approximately L + 162.5 bps. The transaction is expected to close in late 2021, subject to customary closing conditions, including regulatory and Middleby and Welbilt shareholder approvals.

Advisors

Guggenheim Securities, LLC served as financial advisor to Middleby. Skadden, Arps, Slate, Meagher & Flom LLP served as legal counsel.

Morgan Stanley & Co. LLC served as financial advisor to Welbilt. Gibson, Dunn & Crutcher LLP served as legal counsel.

Conference Call and Webcast Details

A conference call and webcast will be held April 21, 2021 at 8:30am (Eastern Time) to discuss the combination for analysts and investors. Participants are encouraged to access the live audio webcast through the Middleby Investor Relations page at www.middleby.com or the Welbilt Investor Relations page at www.welbilt.com. If participants are unable to join through the Middleby or Welbilt websites, access to the call is available by dialing (315) 625-3077 or toll-free (888) 391-6937 and using conference ID 6508138. A presentation about the transaction is also available in the Investor Relations sections of the Middleby and Welbilt websites. A replay of the call will be available approximately two hours after the call ends and can be accessed by dialing (404) 537-3406 or (855) 859-2056 and entering conference ID 6508138.

About Middleby

The Middleby Corporation is a global leader in the foodservice equipment industry. The company develops, manufactures, markets and services a broad line of equipment used in the commercial foodservice, food processing, and residential kitchen equipment industries. The company’s leading equipment brands serving the commercial foodservice industry include Anets®, APW Wyott®, Bakers Pride®, Beech®, BKI®, Blodgett®, Blodgett Combi®, Bloomfield®, Britannia®, Carter-Hoffmann®, Celfrost®, Concordia®, CookTek®, Crown®, CTX®, Desmon®, Deutsche Beverage®, Doyon®, Eswood®, EVO®, Firex®, Follett®, frifri®, Giga®, Globe®, Goldstein®, Holman®, Houno®, IMC®, Induc®, Ink Kegs®, Inline Filling Systems®, Jade®, JoeTap®, Josper®, L2F®, Lang®, Lincat®, MagiKitch’n®, Market Forge®, Marsal®, Meheen®, Middleby Marshall®, MPC®, Nieco®, Nu-Vu®, PerfectFry®, Pitco®, QualServ®, RAM®, Southbend®, Ss Brewtech®, Star®, Starline®, Sveba Dahlen®, Synesso®, Tank®, Taylor®, Thor®, Toastmaster®, TurboChef®, Ultrafryer®, Varimixer®, Wells® Wild Goose® and Wunder-Bar®. The company’s leading equipment brands serving the food processing industry include Alkar®, Armor Inox®, Auto-Bake®, Baker Thermal Solutions®, Burford®, Cozzini®, CV-Tek ®, Danfotech®, Deutsche Process®, Drake®, Glimek®, Hinds-Bock®, Maurer-Atmos®, MP Equipment®, Pacproinc®, RapidPak®, Scanico®, Spooner Vicars®, Stewart Systems®, Thurne® and Ve.Ma.C.®. The company’s leading equipment brands serving the residential kitchen industry include AGA®, AGA Cookshop®, Brava®, EVO®, La Cornue®, Leisure Sinks®, Lynx®, Marvel®, Mercury®, Rangemaster®, Rayburn®, Redfyre®, Sedona®, Stanley®, TurboChef®, U-Line® and Viking®.

 For more information about The Middleby Corporation and the company brands, please visit www.middleby.com.

About Welbilt

Welbilt, Inc. provides the world’s top chefs, premier chain operators and growing independents with industry-leading equipment and solutions. Our innovative products and solutions are powered by our deep knowledge, operator insights, and culinary expertise. Our portfolio of award-winning product brands includes Cleveland™, Convotherm®, Crem®, Delfield®, Frymaster®, Garland®, Kolpak®, Lincoln®, Manitowoc® Ice, Merco®, Merrychef® and Multiplex®. These product brands are supported by three service brands: KitchenCare®, our aftermarket parts and service brand, FitKitchen®, our fully-integrated kitchen systems brand, and KitchenConnect®, our cloud-based digital platform brand. Headquartered in the Tampa Bay region of Florida and operating 19 manufacturing facilities throughout the Americas, Europe and Asia, we sell through a global network of over 5,000 distributors, dealers, buying groups and manufacturers' representatives in over 100 countries. We have approximately 4,400 employees and generated sales of $1.2 billion in 2020. For more information, visit www.welbilt.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology. Such forward-looking statements, including those regarding the timing and consummation of the transactions described herein, involve risks and uncertainties. Middleby’s and Welbilt’s experience and results may differ materially from the experience and results anticipated in such statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but are not limited to, the following factors: the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals of the transaction from the stockholders of Middleby or Welbilt or from regulators are not obtained; litigation relating to the transaction; uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; risks that the proposed transaction disrupts the current plans or operations of Middleby or Welbilt; the ability of Middleby and Welbilt to retain and hire key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to relationships with customers, suppliers, distributors and other business partners resulting from the announcement or completion of the transaction; the combined company’s ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses; the impact of COVID-19 or other public health crises and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; and legislative, regulatory and economic developments. Other factors that might cause such a difference include those discussed in Middleby’s and Welbilt’s filings with the SEC, which include their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the joint proxy statement/prospectus on Form S-4 to be filed in connection with the proposed transactions. For more information, see the section entitled “Risk Factors” and the forward looking statements disclosure contained in Middleby’s and Welbilt’s Annual Reports on Form 10-K and in other filings. The forward-looking statements included in this communication are made only as of the date hereof and, except as required by federal securities laws and rules and regulations of the SEC, Middleby and Welbilt undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

Adjusted EPS (the “Non-GAAP Measure”) is a performance measure that provides supplemental information that Middleby and Welbilt believe is useful to analysts and investors to evaluate ongoing results of operations, when considered alongside other GAAP measures such as net income, operating income and gross profit. This Non-GAAP Measure excludes the financial impact of items management does not consider in assessing the ongoing operating performance of Middleby, Welbilt or the combined company and thereby facilitates review of its operating performance on a period-to-period basis. Other companies may have different capital structures and comparability to the results of operations of Middleby, Welbilt or the combined company, which may be impacted by the effects of acquisition accounting on its depreciation and amortization. As a result of the effects of these factors and factors specific to other companies, Middleby and Welbilt believe this Non-GAAP Measure provides helpful information to analysts and investors to facilitate a comparison of their operating performance to that of other companies. The presentation of a Non-GAAP Measure in this press release should not be construed as an inference that future results will be unaffected by unusual or non-recurring items.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Middleby intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Middleby and Welbilt that also constitutes a prospectus of Middleby. Each of Middleby and Welbilt also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of Middleby and Welbilt. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of these documents (if and when available), and other documents containing important information about Middleby and Welbilt, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Middleby will be available free of charge on the Middleby website at www.middleby.com or by contacting the Middleby Investor Relations Department by email at investors@middleby.com or by phone at (847) 429-7756. Copies of the documents filed with the SEC by Welbilt will be available free of charge on the Welbilt website at www.welbilt.com or by contacting the Welbilt Investor Relations Department by email at richard.sheffer@welbilt.com or by phone at 727.853.3079.

Participants in the Solicitation

Middleby, Welbilt and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Middleby is set forth in Middleby’s proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on March 31, 2021, and Middleby’s Annual Report on Form 10-K for the fiscal year ended January 2, 2021, which was filed with the SEC on March 3, 2021. Information about the directors and executive officers of Welbilt is set forth in its proxy statement for its 2021 annual meeting of shareholders, which was filed with the SEC on March 15, 2021, and Welbilt’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 26, 2021. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Middleby or Welbilt using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Exhibit 99.2

1 Middleby Acquisition of Welbilt April 21, 2021

2 Disclaimer Forward - Looking Statements This presentation contains forward - looking statements within the meaning of Section 27A of the Securities Act of 1933, as amende d (the “Securities Act”), and Section 21E of the Exchange Act. Some of these forward - looking statements can be identified by the use of forward - looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks, ” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology. Such forward - looking statements, including those regarding the timing a nd consummation of the transactions described herein, involve risks and uncertainties. Middleby’s and Welbilt’s experience and results may differ materially from the experience and results anticipated in such statements. Th e a ccuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but are not limited to, the following factors: the risk that the conditions to the closing of the transaction are not satisfied, inc luding the risk that required approvals of the transaction from the stockholders of Middleby or Welbilt or from regulators are not obtained; litigation relating to the transaction; uncertainties as to the timing of the consummation of th e t ransaction and the ability of each party to consummate the transaction; risks that the proposed transaction disrupts the current plans or operations of Middleby or Welbilt; the ability of Middleby and Welbilt to retain and hire key p ers onnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to relationships with customers, suppliers, distributo rs and other business partners resulting from the announcement or completion of the transaction; the combined company’s ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses as sociated with integrating the combined company’s existing businesses; the impact of COVID - 19 or other public health crises and any related company or government policies and actions to protect the health and safety of ind ivi duals or government policies or actions to maintain the functioning of national or global economies and markets; and legislative, regulatory and economic developments. Other factors that might cause such a difference include thos e d iscussed in Middleby’s and Welbilt’s filings with the SEC, which include their Annual Reports on Form 10 - K, Quarterly Reports on Form 10 - Q and Current Reports on Form 8 - K, and in the joint proxy statement/prospectus on Form S - 4 to be filed in connection with the proposed transactions. For more information, see the section entitled “Risk Factors” and the forward looking statements disclosure contained in Middleby’s and Welbilt’s Annual Reports on Fo rm 10 - K and in other filings. The forward - looking statements included in this presentation are made only as of the date hereof and, except as required by federal securities laws and rules and regulations of the SEC, Middleby and Welbilt undertake no obligation to publicly update or revise any forward - looking statements, whether as a result of new information, future events or otherwise. Participants in the Solicitation Middleby, Welbilt and certain of their respective directors and executive officers may be deemed to be participants in the so lic itation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Middleby is set forth in Middleby’s proxy statement for its 2021 annual meeting of stockholders, which was filed wit h the SEC on March 31, 2021, and Middleby’s Annual Report on Form 10 - K for the fiscal year ended January 2, 2021, which was filed with the SEC on March 3, 2021. Information about the directors and executive officers of Wel bil t is set forth in its proxy statement for its 2021 annual meeting of shareholders, which was filed with the SEC on March 15, 2021, and Welbilt’s Annual Report on Form 10 - K for the fiscal year ended December 31, 2020, which was filed wit h the SEC on February 26, 2021. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus careful ly when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Middleby or Welbilt using the sources indicated above.

3 Disclaimer Additional Information about the Merger and Where to Find It In connection with the proposed transaction, Middleby intends to file with the SEC a registration statement on Form S - 4 that wil l include a joint proxy statement of Middleby and Welbilt that also constitutes a prospectus of Middleby. Each of Middleby and Welbilt also plan to file other relevant documents with the SEC regarding the proposed transaction. No offeri ng of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to sh areholders of Middleby and Welbilt. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRET Y I F AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of these documents (if and when available), and other documents containing important information about Middleby and Welbilt, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies o f t he documents filed with the SEC by Middleby will be available free of charge on Middleby’s website at www.middleby.com or by contacting Middleby’s Investor Relations Department by email at dbretz@middleby.com or by phone at (847) 429 - 7756. Copies of the documents filed with the SEC by Welbilt will be available free of charge on Welbilt’s website at www.welbilt.com or by contacting Welbilt’s Investor Relations Department by email at richard.sheffer@wel bil t.com or by phone at (727) 853 - 3079. No Offer or Solicitation This presentation is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the sec uri ties laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Non - GAAP Measures Adjusted EBITDA and Adjusted Earnings Per Share (EPS) (the “Non - GAAP Measures”) are performance measures that provide supplement al information that Middleby and Welbilt believe is useful to analysts and investors to evaluate ongoing results of operations, when considered alongside other GAAP measures such as net income, operating income and gross p rof it. These Non - GAAP Measures exclude the financial impact of items management does not consider in assessing the ongoing operating performance of Middleby, Welbilt or the combined company and thereby facilitate r evi ew of its operating performance on a period - to - period basis. Please refer to the reconciliations of certain GAAP reported to non - GAAP adjusted information included in the annex to this presentation for additional information. O ther companies may have different capital structures and comparability to the results of operations of Middleby, Welbilt or the combined company, which may be impacted by the effects of acquisition accounting on its depreciation an d amortization. As a result of the effects of these factors and factors specific to other companies, Middleby and Welbilt believe these Non - GAAP Measures provide helpful information to analysts and investors to facilitate a compa rison of their operating performance to that of other companies. The presentation of Non - GAAP Measures in this presentation should not be construed as an inference that future results will be unaffected by unusual or non - recurring items. This presentation also contains certain forward - looking Non - GAAP Measures. Due to the forward - looking nature of such Non - GAAP Me asures, management of Middleby and Welbilt cannot reliably or reasonably predict certain necessary components of the most directly comparable forward - looking GAAP measures. Accordingly, Middleby and Welbilt are not able to pres ent a quantitative reconciliation of such forward - looking Non - GAAP Measures to their most directly comparable forward - looking GAAP financial measures. Amounts excluded from these Non - GAAP Measures in the future could be signifi cant.

4 Today’s Presenters Timothy FitzGerald Chief Executive Officer Bryan Mittelman Chief Financial Officer William Johnson Chief Executive Officer

5 Highly Strategic and Financially Compelling Combination . Dynamic Commercial Foodservice Platform Well Suited to Serve Customers Globally ~$120mm of Operational Improvement Positioned for Future Growth Opportunities in a Rapidly Changing Environment within the Commercial Foodservice Industry Transaction Consideration Maintains Balance Sheet Flexibility for Future Strategic Opportunities ▪ Welbilt, Inc. is a leading global supplier of commercial foodservice equipment and solutions ▪ Listed on the NYSE (WBT) with a 90 - year history in foodservice and sales of ~$1.2bn in 2020 ▪ Headquartered in New Port Richey, Florida with 19 global manufacturing facilities and ~4,400 employees worldwide ▪ Welbilt has a broad portfolio of award - winning brands – spanning hot - side, cold - side, beverage and aftermarket parts and solutions:

6 Ongoing EBITDA Margin Expansion Improvements from Revenue Recovery, Cost Reduction Efforts and Integration / Synergy Benefits Financially Beneficial to All Stakeholders ~ 3.0x Projected Pro Forma Net Leverage at Year - End 2021 ~2.0x at Year - End 2022 Accretive to Adjusted EPS In Year 1 Post - Close; ~10% Accretion in Year 2 ~$100mm Cost Synergies by Year 3 Post - Close Incremental $20mm of Welbilt BTP Savings to be Realized by 2022 Enhanced FCF Generation Driven by Cost Savings, Efficiency Improvements and Interest Savings Pro Forma 2019A Pro Forma 2020A Pro Forma 2022 (Projected) Financial Impact ~$4.6bn Sales ~$3.7bn Sales ~$4.7bn+ Sales ~$930mm Adj. EBITDA (1) ~$660mm Adj. EBITDA (1) ~$1.0bn+ Adj. EBITDA (1) ~20% EBITDA Margin ~18% EBITDA Margin ~22%+ EBITDA Margin (1) Adj. EBITDA shown excluding stock - based compensation expense. 2022 figure inclusive of $50mm of cost synergies and $20mm of Welb ilt Business Transformation Program savings.

7 Transaction Overview Transaction Consideration Financial Impact Approvals and Timing ▪ Middleby to acquire Welbilt in an all - stock transaction at a 0.1240x exchange ratio, which implies an enterprise value of $4.3bn ‒ Based on 30 - day VWAPs, the offer price represents a 28% premium ‒ Transaction values Welbilt at 14.7x 2019A Adj. EBITDA pre - synergies and 10.9x post - synergies ‒ Welbilt shareholders expected to own approximately 24% of the combined company ‒ Existing Welbilt debt to be refinanced under Middleby’s Senior Secured Facility, resulting in pro forma net leverage of ~3.0x at close and projected to decrease to ~2.0x by year - end 2022 ▪ The transaction has been unanimously approved by Middleby and Welbilt Boards of Directors ‒ Closing subject to Middleby and Welbilt shareholder approval; Icahn Associates has entered into a support agreement related to its 8.4% ownership position in Welbilt ‒ Transaction expected to close in late 2021, subject to regulatory approvals and customary closing conditions ▪ Transaction expected to create considerable value for Middleby shareholders due to the strategic and financial merits ‒ Expected to be immediately adjusted EPS accretive excluding acquisition and non - recurring costs ‒ Run - rate cost synergies estimated at $100 million; $20 million of annual Welbilt BTP cost savings incremental ‒ Significant combined cash - flow generation supports continued strategic investments Board of Directors and Management ▪ Combined company to be led by a proven management team with a successful execution track record ‒ Middleby CEO, Timothy FitzGerald, and CFO, Bryan Mittelman, to continue in their current roles ‒ Middleby Board of Directors to be expanded by two Directors from Welbilt, William Johnson and Cynthia Egnotovich ; Gordon O’Brien remains as Chairman

8 Strategic Rationale Expands Portfolio of Highly - Respected Foodservice Industry Brands Welbilt brands are recognized globally for quality and innovation Middleby adds 12 complementary hot - side, cold - side and beverage brands 1 Broadens Customer Offerings with Complementary Products and Solutions Expands Middleby’s beverage platform, addressing one of our key strategic priorities Extends cooking and warming technologies and products offerings, and provides innovative cold - side and refrigeration expertise Positioned to better serve customers with a wider set of product and service solutions 2 Combined Sales and Service Capabilities to Best Serve Evolving Industry Needs Premier sales and service organization supporting customers globally Supports investments in transformational customer - facing digital initiatives 5 Expands International Manufacturing Footprint and Global Infrastructure Significantly enhances manufacturing in Asia and Europe Broadly expands sales capabilities in higher - growth Asian region 4 Provides for Accelerated Innovation and Transformational Technology Investments Sharing engineering amongst brands to allow for accelerated product innovation across entire portfolio Shared investments, efforts and development in strategic controls, IoT and forward - looking automation initiatives 3 Value Creation Through Synergy Potential of Combined Organization Cost efficiencies through supply chain, manufacturing, operating expenses and best practices Ability to scale investments and leverage combined operating infrastructure Sales and service synergies supporting long - term revenue growth 6

9 A significant number of restaurant closures severely impacted the entire commercial foodservice ecosystem Now is the Ideal Time for this Transaction Commercial Foodservice Industry is at an Inflection Point, with Trends and Technologies Changing at an Unprecedented Rate Changing consumer behavior and emerging foodservice trends demand product innovations and advanced solutions Rapidly changing digital and automated technologies require significant investments Customer expectations and requirements for higher levels of sales support, service response and global capabilities, due to faster - than - expected recovery Two Complementary Commercial Foodservice Companies Able to Better Provide for Customer Needs in the Future

10 Manufacturing Capabilities Broad - Based Technology Investments Improved Capabilities to Provide World - Class Solutions to our Customers Sales Combined enterprise able to leverage global infrastructure to better support large chain customers with localized operations and selling initiatives worldwide Service Customer service, parts fulfillment and technical service will be strengthened to meet needs of global customer base Integrated Solutions Cross - pollination of innovation, technology and IP between organizations to drive new product and service development Greater breadth of manufacturing capabilities, including localized manufacturing capacity Combined organization is better suited to handle rapidly changing customer initiatives, some of which they are no longer staffed to handle independently Enhanced on - going service and technical support capabilities for combined installed base of products Aftermarket Support

11 Commercial Foodservice 73% Residential Kitchen 15% Food Processing 12% Commercial Foodservice 60% Residential Kitchen 23% Food Processing 17% Pro Forma Business Contribution ▪ Acquisition complements Middleby’s long - standing core Commercial Foodservice segment ▪ Will bolster technology sharing across all three businesses Middleby Sales by Segment (2020A) Pro Forma Sales by Segment (2020A) ▪ Expands international infrastructure and ability to support customers globally ▪ Enhances footprint and capabilities in high - growth emerging markets Pro Forma Sales by Geography (2020A) Americas 71% EMEA 20% APAC 9% Three Synergistic, Globally Well - Positioned Segments Global Commercial Foodservice Manufacturing Facilities U.S. / Canada International Pro Forma 25 8 33 16 11 27

12 Strengthens Middleby’s Financial Profile Capital Allocation Strategy ▪ Equity consideration of deal maintains Middleby’s balance sheet flexibility Sufficient liquidity to pursue value - enhancing initiatives for shareholders ▪ Greater scale to allow continued investments in organic growth opportunities Enhanced product innovation, technology development and strategic marketing initiatives Expansion of international operations and access to new, higher - growth markets ▪ ~$100mm of identified cost synergies to drive substantial value creation + $20mm of Welbilt BTP savings Pro Forma Net Leverage ~3.0x ~2.0x ~1.0x 2021E 2022E 2023E $1.0bn + Pro Forma 2022 Adjusted EBITDA and Cost Savings Drive Enhanced Free Cash Flow Generation

13 Transaction Synergy Opportunity $50mm of Cost Synergies by End of Year 1 (2022), $80mm Realized by End of Year 2 (2023), and Full $100mm Run - Rate Cost Synergies Realized by End of Year 3 (2024) Expected Cost Synergies by Category Year 3 – Run - Rate Sales & Marketing Initiatives $20 million Manufacturing, Supply Chain and Operations Optimization $48 million Corporate Costs Reduction $32 million Total Expected Cost Synergies $100 million Incremental Welbilt Annual Business Transformation Program Savings $20 million Fully realized by 2022 Other potential synergies exist which are not included in the $100mm figure, including: ▪ Cross - Selling Opportunities ▪ Enhanced Product Innovation and Development Capabilities ▪ Greater Geographic Penetration

14 Middleby is a Proven and Experienced Acquirer ▪ Acquisition of Welbilt is the next chapter of Middleby’s long - standing strategy of acquiring and integrating complementary and innovative businesses ▪ Middleby has completed 20+ transactions since the beginning of 2018, investing in key technology initiatives and trends, whil e e nhancing the company’s capabilities across all three business segments Many of Middleby’s most recent acquisitions have ongoing sales and other benefits yet to be realized ▪ The Company’s acquisition history provides a clear integration playbook to implement best practices and maximize efficiency a cro ss both the Middleby and Welbilt organizations ▪ Middleby has historically realized synergies from its acquisitions from material and supply chain initiatives, combined sales & marketing investments, product & technology sharing accelerating innovation and expense reduction through best practices and removal of du plicative costs Application of the ‘ Middleby Way’ – EBITDA Margin Improvement Breakeven ~25% 2013A 2021E ~12% ~30% 2016A 2021E ~15% ~26% ~18% (2019) 2020A 5-Year Target <20% ~30% 2018A 2021E

15 Middleby’s Strong Q1 Performance Food Processing Commercial Foodservice Residential Kitchen Middleby’s Three Innovative Businesses ________________________ Note: Order and backlog data refers to organic figures. ▲ 51% ▲ 42% ▲ 63 % Q1 Orders vs. Prior Year Backlog vs. Prior Year - End ▪ Middleby benefits from three synergistic yet diversified segments ▪ Middleby is expected to deliver strong Q1 2021 revenue and profitability results ▪ All three segments are positioned well and poised for growth post - COVID - Recovery trends continue, driving order and backlog growth in - line with expectations Total Company ▲ 27% ▲ 39 % Q1 ’21A: $941mm Q1 ’20A: $743mm Difference: ▲ $198mm Q1 ‘21A: $705mm Year - End ’20A: $508mm Difference: ▲ $197mm ▲ 21% ▲ 15% ▲ 6 % Recent Industry Trends Expected to Drive Revenue and Profitability Recovery During 2021

16 Acquisition of Welbilt enhances Middleby’s Commercial Foodservice segment with a complementary portfolio of global products a nd brands Large cost synergy opportunity identified with long - term commercial benefits Increased scale, particularly in international markets, will help drive future growth opportunities Favorable timing to benefit from early stages of industry recovery Combined organization to be led by experienced Middleby management team with proven execution track record All - stock transaction structure maintains balance sheet flexibility for the pro forma company Ability to scale technology spend across the portfolio in the areas of AI, automation, control technologies and IoT Significant customer benefits with enhanced sales support, service & solutions offerings, product innovation and manufacturin g c apabilities Conclusion

17 Thank You – Q&A

18 18 Appendix

19 Financial Reconciliations (USD in millions) Middleby Welbilt Pro Forma Middleby Welbilt Pro Forma Net Sales $2,959 $1,594 $4,553 $2,513 $1,153 $3,667 Income from Operations $514 $174 $688 $324 $63 $388 Operating Income % of Net Sales 17% 11% 15% 13% 5% 11% Depreciation Expense 38 21 59 39 21 60 Amortization Expense 64 40 104 69 41 110 Acquisition Related Inventory Step-up Charge and Transaction Costs 3 1 4 3 0 3 Restructuring Expenses 10 10 20 12 8 21 Impairments and Gain (Loss) on Disposal of Assets - Net - 1 1 13 12 25 Transformation Program Expense - 35 35 - 23 23 Stock Compensation 8 7 15 20 5 24 Facility Consolidation Related Expenses 6 - 6 4 - 4 Gain on Litigation (15) - (15) - - - Former Chairman and CEO Transition Costs 10 - 10 - - - Other Items - 5 5 - 3 3 Adjusted EBITDA $638 $294 $932 $484 $176 $660 Adjusted EBITDA % of Net Sales 22% 18% 20% 19% 15% 18% 2019A 2020A (1) Includes impairment of intangible assets, gain (loss) on disposals of assets - net and assets held for sale. (2) Transformation Program expense includes consulting and other costs associated with executing our Transformation Program initi ati ves. (3) Other items are costs which are not representative of operational performance such as loss contingency estimates, professiona l f ees for recovery of misappropriated funds and costs related to concluded litigation and other professional fees. Pro Forma Financial Reconciliations (1) (2) (3)